Form 10-K405, Exhibit 13
period 1999-12-31
JUNIPER NETWORKS INC
filed 2000-03-29
CIK 1043604

                                                                    EXHIBIT 13.1









                             JUNIPER NETWORKS, INC.

                     1999 Consolidated Financial Statements
                                       and
                                Financial Review

                             JUNIPER NETWORKS, INC.


Item 6  Selected Financial Data...........................................................     3
Item 7  Management's Discussion and Analysis of Financial Condition and Results
        of Operations.....................................................................     4
Item 8  Consolidated Balance Sheets.......................................................    11
        Consolidated Statements of Operations.............................................    12
        Consolidated Statement of Stockholders' Equity....................................    13
        Consolidated Statements of Cash Flows.............................................    14
        Notes to Consolidated Financial Statements........................................    15
        Report of Independent Auditors....................................................    28
        Supplementary Data - Quarterly Summary............................................    29

                             JUNIPER NETWORKS, INC.

ITEM 6 SELECTED FINANCIAL DATA


                                                                                                                 PERIOD FROM
                                                                                                                  INCEPTION
                                                                                                                 (FEBRUARY 2,
                                                                            YEAR ENDED DECEMBER 31,               1996) TO
                                                                     -------------------------------------       DECEMBER 31,
                                                                       1999           1998          1997            1996
                                                                     ---------      ---------      ---------     ------------
                                                                          (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Net revenues ......................................................  $ 102,606      $   3,807      $      --      $      --
Operating loss ....................................................    (14,620)       (32,270)       (11,598)        (1,939)
Net loss ..........................................................  $  (9,034)     $ (30,971)     $ (10,363)     $  (1,799)
                                                                     =========      =========      =========      =========
Basic and diluted net loss per share(1) ...........................  $   (0.10)     $   (0.80)     $   (0.40)     $   (0.15)
                                                                     =========      =========      =========      =========
Shares used in computing basic and diluted net loss per share(1) ..     94,661         38,871         25,773         11,874
                                                                     =========      =========      =========      =========
Pro forma basic and diluted net loss per share (unaudited)(1) .....  $   (0.07)     $   (0.28)
                                                                     =========      =========
Shares used in computing pro forma basic and diluted net
  loss per share (unaudited)(1) ...................................    131,480        111,210
                                                                     =========      =========


                                                                     AS OF DECEMBER 31,
                                                       -----------------------------------------------
                                                         1999         1998         1997         1996
                                                       --------     --------     --------     --------
                                                                       (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash, cash equivalents, and short-term investments ..  $345,958     $ 20,098     $ 46,227     $  9,468
Working capital .....................................   322,170       14,432       44,691        9,315
Total assets ........................................   513,378       36,671       50,210       10,388
Total long-term debt ................................        --        5,204        2,083          408
Stockholders' equity ................................   457,715       17,065       46,048        9,728

------------

(1) See Note 1 of Notes to Consolidated Financial Statements for an explanation of the determination of the shares used to compute net loss per share. All share and per share amounts have been adjusted to reflect the three-for-one split of our common stock to stockholders of record on December 31, 1999.

ITEM 7 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS

     The following discussion and analysis should be read in conjunction with "Selected Consolidated Financial Data" and our consolidated financial statements and the related notes thereto included elsewhere herein. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of certain factors including the risks discussed in "Risk Factors" and elsewhere herein.

OVERVIEW

     We are a leading provider of Internet infrastructure solutions that enable Internet service providers and other telecommunications service providers, collectively described in this discussion as service providers, to meet the demands resulting from the rapid growth of the Internet. Our Internet backbone routers are specifically designed and purpose-built for service provider networks and offer our customers increased reliability, performance, scalability, interoperability and flexibility, and reduced complexity and cost compared to current alternatives.

     In September 1998 we began shipping our first product, the M40 Internet backbone router, with volume shipments beginning in October 1998. We began shipping the M20, a derivative of the M40, in December 1999. We currently sell our products to major service providers in North America through our direct sales force and sell to international customers primarily through value added resellers.

     From our inception in February 1996 through September 1998, our operating activities were primarily devoted to expanding our research and development capabilities, designing our ASICs, developing our software, developing and testing the M40 and developing other products. We also expanded our administrative, marketing and sales organizations and implemented strategic relationships. Since our inception, we have incurred significant losses, and as of December 31, 1999, we had an accumulated deficit of $52.2 million. We achieved our first quarter of profitability in the quarter ended December 31, 1999. In order to maintain profitability, we will need to generate significantly higher revenues because we expect to continue to incur significant research and development, sales and marketing and general and administrative expenses as the business and operations continue to grow.

RESULTS OF OPERATIONS

NET REVENUES

     We began generating net revenues in the fourth quarter of 1998. Our total net revenue increased to $102.6 million for the year ended December 31, 1999 from $3.8 million for the year ended December 31, 1998. The increase in net revenues was primarily due to the following three factors: 1999 being the first full year of product sales; an increase in market acceptance of our products; and overall growth in the marketplace due to the growth of the Internet and an increase in emerging customers and networks.

     Our revenues for the year ended December 31, 1999 were derived from sales of one product, the M40. While we have introduced new products, such as the M20, and plan to continue to introduce new products, there can be no assurance that we will be successful in these efforts or that such products will be well-received by our existing and potential customer base. A limited number of customers have historically accounted for a substantial portion of our revenues. Two customers accounted for 58% of our total net revenues for the year ended December 31, 1999 and two customers accounted for 100% of our revenues for the year ended December 31, 1998. We expect that a significant portion of our future revenues will continue to come from sales of our products to a relatively small number of customers because our direct sales and marketing efforts are focused primarily on the world's leading service providers. For the year ended December 31, 1999, export sales accounted for approximately 22% of our total net revenue. We are seeking to diversify our customer base, but we cannot be certain that our efforts in this regard will be successful.

     Because the market for Internet backbone routers is new and evolving, the volume and timing of orders are difficult to predict. A customer's decision to purchase our products typically involves a significant commitment of their resources and a lengthy evaluation and product qualification process which involves technical evaluation, integration, testing, network planning and implementation and typically takes several months. Even after making the decision to purchase our products, our customers tend to deploy the products slowly and deliberately. Timing of deployment can vary widely. Customers with large networks usually expand their networks in large increments on a periodic basis. Accordingly, we expect to receive purchase orders for significant dollar amounts on an irregular basis. Because of our limited operating history, we cannot predict these sales and development cycles. Long sales and implementation cycles for our products, as well as the expectation that customers will tend to sporadically place large orders with short lead times, may cause revenues and operating results to vary significantly and unexpectedly from quarter to quarter. Historically, selling prices in the Internet infrastructure equipment market have been relatively stable. However, as competitors launch new products, this pricing trend may change.

     We generally recognize product revenue at the time of shipment, assuming that collectibility is probable, unless we have future obligations for network interoperability or have to obtain customer acceptance, in which case revenue is deferred until these obligations are met. Revenue from service obligations is deferred and recognized on a straight-line basis over the contractual period. Amounts billed in excess of revenue recognized are included as deferred revenue and accounts receivable in the accompanying consolidated balance sheets.

     At December 31, 1999, a total of $19.3 million of revenue was deferred, which we currently expect to recognize in 2000. Our products generally carry a one year warranty that includes factory repair services as needed for replacement parts. Estimated expenses for warranty obligations are accrued as revenue is recognized.

COST OF REVENUES

     Cost of revenues for the year ended December 31, 1999, were $45.3 million resulting in a gross margin of 55.9% for the year. Cost of revenues for the year ended December 31, 1998 were $4.4 million. The increase in cost of revenues is primarily related to the increase in net revenues, as well as increases in our customer service and support organizations. We expect cost of revenues to continue to increase as net revenues increase. Our gross margins are highly variable and dependent on many factors, some of which are outside of our control. Some of the primary factors affecting gross margins include:

     -  demand for our products and services;

     -  changes in our pricing policies and those of our competitors;

     -  new product introductions both by us and by our competitors;

     -  the mix of interfaces sold;

     - the volume manufacturing pricing we are able to attain from our partner for outsourced manufacturing; and o the mix of products and services sold.

     Cost of revenues includes the cost of our manufacturing overhead and customer service and support organizations. We have outsourced our manufacturing, our repair operations and the majority of our supply chain management operations. Accordingly, a significant portion of our cost of revenues consists of payments to Solectron, our primary contract manufacturer. Solectron manufactures our products using quality assurance programs and standards which we established. Manufacturing engineering and documentation control are conducted at our facility in Mountain View, California.

RESEARCH AND DEVELOPMENT EXPENSES

     Research and development expenses increased to $41.5 million in 1999 from $24.0 million in 1998 and $9.4 million in 1997. Research and development expenses consist primarily of salaries and related personnel costs, non-recurring engineering charges and prototype costs related to the design, development, testing and enhancement of our ASICs. Salary and related personnel costs accounted for 40% of the increase from 1998 to 1999 and 30% of the increase from 1997 to 1998. Non-recurring engineering and prototype costs accounted for approximately 20% of the increase from 1998 to 1999 and 50% of the increase from 1997 to 1998.

     We expense our research and development costs as they are incurred. Several components of our research and development effort require significant expenditures, the timing of which can cause significant quarterly variability in our expenses. For example, a large number of prototypes are required to build and test our products and the building and testing process occurs over a short period of time. Our ASIC development requires a payment for non-recurring engineering charges at the beginning of the process to design and develop the ASIC, regardless of whether the integrated circuit works. In addition, a per unit cost is payable as we purchase ASICs. With several large ASICs in our architecture, we will incur large non-recurring engineering and prototype expenses with every enhancement of the existing products and for any new product development. We expect to continue to devote substantial resources to the development of new products and the enhancement of existing products. We believe that research and development is critical to our strategic product development objectives and that to leverage our leading technology and meet the changing requirements of our customers, we will need to fund investments in several development projects in parallel. As a result, we expect our research and development expenses to increase in absolute dollars in the future.

SALES AND MARKETING EXPENSES

     Sales and marketing expenses increased to $20.9 million in 1999 from $4.2 million in 1998, and $1.1 million in 1997. The increases from period to period in sales and marketing expenses were primarily attributable to salaries, commissions (resulting from increased sales) and related expenses for personnel engaged in sales, marketing and customer engineering support functions, including international expansion, as well as costs associated with promotional and other marketing expenses.

     We intend to expand our direct and indirect sales operations substantially, both domestically and internationally, in order to increase market awareness of our products and to better support our existing customers worldwide. We believe that continued investment in sales and marketing is critical to our success and expect these expenses to increase in absolute dollars in the future as we hire additional sales and marketing personnel, initiate additional marketing programs to support our products and establish sales offices in new domestic and international locations.

GENERAL AND ADMINISTRATIVE EXPENSES

     General and administrative expenses increased to $5.2 million in 1999 from $2.2 million in 1998 and $1.0 million in 1997. General and administrative expenses consist primarily of salaries and related expenses for executive, finance, accounting, facilities, and human resources personnel, as well as recruiting expenses, professional fees and other corporate expenses. The increases from period to period in general and administrative expenses were primarily attributable to the costs associated with additional headcount to support increased levels of business activity. In addition, the increase from 1998 to 1999 was also due to costs associated with being a publicly traded company. We expect general and administrative expenses to increase in absolute dollars as we add personnel and incur additional costs related to the growth of our business and our operation as a public company.

AMORTIZATION OF GOODWILL AND PURCHASED INTANGIBLES AND DEFERRED STOCK
COMPENSATION

     In connection with the grant of certain stock options to employees during 1998 and the three months ended March 31, 1999, we recorded deferred compensation of $6.4 million in 1998 and $1.1 million in 1999 representing the difference between the deemed value of the common stock for accounting purposes and the exercise price of these options at the date of grant. Deferred compensation is presented as a reduction of stockholders' equity and is amortized over the vesting period of the applicable options using the graded vesting method. This compensation expense relates to stock options granted to individuals in all operating expense categories. In November 1999, we acquired certain intellectual property and intangible assets resulting in our recording of $18.4 million of goodwill and other intangibles. The goodwill and other intangibles will be amortized over a three-year period. We expensed $4.3 million of goodwill and purchased intangibles and deferred compensation during 1999, and $1.2 million of deferred compensation during 1998.

INTEREST INCOME, NET

     Net interest income includes income earned on cash and investments partially offset by expenses related to financing obligations. Net interest income was $8.0 million in 1999, $1.3 million in 1998 and

$1.2 million in 1997. The increase from 1998 to 1999 is directly due to interest earned on large cash and investment balances as a result of our initial public offering in June 1999 and our secondary offering in October 1999.

PROVISION FOR INCOME TAXES

     We recorded a tax provision of $2.4 million for the year ended December 31, 1999. The provision for income taxes consists primarily of federal alternative minimum taxes, state taxes and foreign taxes. As of December 31, 1999 we had approximately $37.0 million of federal net operating loss carryforwards and $32.0 million of state net operating loss carryforwards for tax reporting purposes available to offset future taxable income. Such net operating loss carryforwards expire at various dates beginning in 2004 to the extent that they are not utilized. We have not recognized any benefit from the future use of loss carryforwards for these periods, or for any other periods, since inception. Management's evaluation of all the underlying assumptions of future profitable operations contain risks that do not provide sufficient assurance to recognize the tax benefits currently.

LIQUIDITY AND CAPITAL RESOURCES

     Prior to our initial public offering, we financed operations primarily through the private placement of convertible preferred stock and capital leases. In June 1999, we completed the initial public offering of our common stock and realized net proceeds from the offering of approximately $65.2 million. In October 1999, we completed a secondary public offering of our common stock and realized net proceeds from the offering of $324.3 million. At December 31, 1999, we had cash and cash equivalents of $158.0 million, short-term investments of $187.9 million and long-term investments of $97.2 million. Subsequent to December 31, 1999, we completed a $1.15 billion 4.75% convertible subordinated note offering. We regularly invest our excess funds in money market funds, commercial paper and government and non-government debt securities.

     Net cash provided by operating activities was $20.5 million for the year ended December 31, 1999. Net cash used in operating activities was $24.8 million for the year ended December 31, 1998 and $8.6 million for the year ended December 31, 1997. Net cash flows used in operating activities primarily consist of the net loss for all periods, as well as increases in accounts receivable for the years ending December 31, 1999 and 1998. Net cash provided by operating activities in each period are primarily attributed to non-cash charges such as depreciation and amortization, as well as increases in accounts payable and other liabilities and deferred revenue for the years ended December 31, 1999 and 1998.

     Net cash used in investing activities was $305.4 million for the year ended December 31, 1999 and $13.0 million for the year ended December 31, 1997. Net cash provided by investing activities was $9.3 million for the year ended December 31, 1998. Net cash used in investing activities for all periods primarily consisted of purchases of available for sale investments, as well as purchases of property and equipment. Net cash provided by investing activities for all periods consisted entirely of maturities of available-for-sale investments.

     Net cash provided by financing activities was $422.9 million for the year ended December 31, 1999, primarily from the net proceeds of our initial and secondary public offerings, as well as our convertible preferred stock offering, partially offset by payments on lease obligations. Net cash provided by financing activities was $5.2 million for the year ended December 31, 1998, primarily from proceeds from sale-leaseback liabilities, partially offset by payments on lease obligations. Net cash provided by financing activities was $48.5 million for the year ended December 31, 1997, primarily from the net proceeds from private sales of convertible preferred stock, as well as proceeds from sale-leaseback liabilities.

     Our capital requirements depend on numerous factors, including:

     -  market acceptance of our products;

     - the resources we devote to developing, marketing, selling and supporting our products; and

     -  the timing and extent of establishing international operations.

     We expect to devote substantial capital resources to continue our research and development efforts, to hire and expand our sales, support, marketing and product development organizations, to expand marketing programs, to establish additional facilities worldwide and for other general corporate activities. Although we believe that our current cash balances will be sufficient to fund our operations for at least the next 12 months, there can be no assurance that we will not require additional financing within this time frame or that such additional funding, if needed, will be available on terms acceptable to us or at all.

YEAR 2000

     We have not experienced any problems with our computer systems relating to such systems being unable to recognize appropriate dates related to the year 2000. We are also not aware of any material problems with our clients or vendors. Accordingly, we do not anticipate incurring material expenses or experiencing any material operational disruptions as a result of any Year 2000 issues.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board issued FAS No. 133, Accounting for Derivative Instruments and Hedging Activities. FAS No. 133, as amended, establishes methods for derivative financial instruments and hedging activities related to those instruments, as well as other hedging activities. We are required to adopt FAS No. 133 effective January 1, 2001. Because we do not currently hold any derivative instruments and do not engage in hedging activities, we do not currently believe that the adoption of FAS No. 133, as amended, will have a significant impact on our financial position, results of operations or cash flows.

     In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, or SAB 101. This summarizes certain areas of the Staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. We believe that our current revenue recognition principles comply with SAB 101.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

     The primary objective of our investment activities is to preserve principal while at the same time maximizing the income we receive from our investments without significantly increasing risk. Some of the securities that we have invested in may be subject to market risk. This means that a change in prevailing interest rates may cause the principal amount of the investment to fluctuate. For example, if we hold a security that was issued with a fixed interest rate at the then-prevailing rate and the prevailing interest rate later rises, the principal amount of our investment will probably decline. To minimize this risk, we maintain our portfolio of cash equivalents and short-term and long-term investments in a variety of securities, including commercial paper, money market funds and government and non-government debt securities. In general, money market funds are not subject to market risk because the interest paid on such funds fluctuates with the prevailing interest rate. See Note 2 to the Consolidated Financial Statements.

     The following table presents the amounts of cash equivalents and investments that are subject to market risk and the weighted-average interest rates, by year of expected maturity for our investment portfolios as of December 31, 1999 and December 31, 1998. This table does not include money market funds because those funds are not subject to market risk.

                                             MATURING         MATURING        MATURING
                                            DURING 2000     DURING 2001     DURING 2002
                                            -----------     -----------     -----------
     DECEMBER 31, 1999:
     Cash equivalents ..................     $ 89,151         $    --         $   --
       Weighted-average interest rate ..         5.68%             --             --
     Investments .......................      187,915          93,963          3,238
       Weighted-average interest rate ..         5.96%           6.23%          7.01%
                                             --------         -------         ------
     Total .............................     $277,066         $93,963         $3,238
                                             ========         =======         ======
       Weighted-average interest rate ..         5.87%           6.23%          7.01%


                                             MATURING         MATURING       MATURING
                                            DURING 1999     DURING 2000     DURING 2001
                                            -----------     -----------     -----------
DECEMBER 31, 1998:
Cash equivalents.........................    $ 16,520         $    --         $   --
  Weighted-average interest rate.........        5.33%             --             --


EXCHANGE RATE SENSITIVITY

     We operate primarily in the United States, and all sales to date have been made in US dollars. Accordingly, we have had no material exposure to foreign currency rate fluctuations.

                             JUNIPER NETWORKS, INC.

                           CONSOLIDATED BALANCE SHEETS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                                                        DECEMBER 31,
                                                                                  ------------------------
                                                                                    1999           1998
                                                                                  ---------      ---------
ASSETS
Current assets:
  Cash and cash equivalents ....................................................  $ 158,043      $  20,098
  Short-term investments .......................................................    187,915             --
  Accounts receivable, net of allowance for doubtful accounts of $632 in 1999
     (none in 1998)(1) .........................................................     23,950          8,056
  Prepaid expenses and other current assets ....................................      7,925            680
                                                                                  ---------      ---------
Total current assets ...........................................................    377,833         28,834
Property and equipment, net ....................................................     12,416          7,702
Long-term investments ..........................................................     97,201             --
Intangibles and other long-term assets .........................................     25,928            135
                                                                                  ---------      ---------
Total assets ...................................................................  $ 513,378      $  36,671
                                                                                  =========      =========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable .............................................................  $  15,368      $   4,245
  Accrued warranty .............................................................      9,641            684
  Accrued compensation and related liabilities .................................      5,371          1,114
  Other accrued liabilities ....................................................      6,013            500
  Deferred revenue .............................................................     19,270          5,639
  Current obligations under capital leases .....................................         --          2,220
                                                                                  ---------      ---------
Total current liabilities ......................................................     55,663         14,402
Long-term liabilities ..........................................................         --          5,204
Commitments
Stockholders' equity:
  Convertible preferred stock, $0.00001 par value, issuable in series: 10,000 and 10,859 shares authorized at December 31, 1999 and 1998; none and
     10,717 shares issued and outstanding at December 31, 1999 and 1998 ........         --             --
  Common stock, $0.00001 par value, 200,000 shares
     authorized; 155,939 and 61,732 shares issued and
     outstanding at December 31, 1999 and 1998 .................................          2              1
  Additional paid-in capital ...................................................    513,696         65,350
  Deferred stock compensation ..................................................     (3,001)        (5,153)
  Accumulated other comprehensive loss .........................................       (815)            --
  Accumulated deficit ..........................................................    (52,167)       (43,133)
                                                                                  ---------      ---------
Stockholders' equity ...........................................................    457,715         17,065
                                                                                  ---------      ---------
Total liabilities and stockholders' equity .....................................  $ 513,378      $  36,671
                                                                                  =========      =========

------------

(1) Includes $632 due from Ericsson Business Networks AB, a related party, as of December 31, 1999.

                             See accompanying notes.

                             JUNIPER NETWORKS, INC.

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                                                     YEAR ENDED
                                                                                    DECEMBER 31,
                                                                      ---------------------------------------
                                                                        1999           1998           1997
                                                                      ---------      ---------      ---------
Net revenues(1) ....................................................  $ 102,606      $   3,807      $      --
Cost of revenues ...................................................     45,272          4,416             --
                                                                      ---------      ---------      ---------
Gross profit (loss) ................................................     57,334           (609)            --
Operating expenses:
  Research and development .........................................     41,502         23,987          9,406
  Sales and marketing ..............................................     20,931          4,216          1,149
  General and administrative .......................................      5,235          2,223          1,043
  Amortization of goodwill and purchased intangibles and deferred
     stock compensation ............................................      4,286          1,235             --
                                                                      ---------      ---------      ---------
     Total operating expenses ......................................     71,954         31,661         11,598
                                                                      ---------      ---------      ---------
Operating loss .....................................................    (14,620)       (32,270)       (11,598)
Interest income, net ...............................................      8,011          1,301          1,235
                                                                      ---------      ---------      ---------
Loss before income taxes ...........................................     (6,609)       (30,969)       (10,363)
Provision for income taxes .........................................      2,425              2             --
                                                                      ---------      ---------      ---------
Net loss ...........................................................  $  (9,034)     $ (30,971)     $ (10,363)
                                                                      =========      =========      =========
Basic and diluted net loss per share ...............................  $   (0.10)     $   (0.80)     $   (0.40)
                                                                      =========      =========      =========
Shares used in computing basic and diluted net loss per share ......     94,661         38,871         25,773
                                                                      =========      =========      =========
Pro forma basic and diluted net loss per share (unaudited) .........  $   (0.07)     $   (0.28)
                                                                      =========      =========
Shares used in computing pro forma basic and diluted net loss per
    share (unaudited) ..............................................    131,480        111,210
                                                                      =========      =========

-------------

(1) Includes $5.5 million in revenue from Ericsson Business Networks AB, a related party, for the year ended December 31, 1999.

                             See accompanying notes.

                             JUNIPER NETWORKS, INC.

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                                 (IN THOUSANDS)


                                 CONVERTIBLE                                                ACCUMULATED
                               PREFERRED STOCK   COMMON STOCK    ADDITIONAL    DEFERRED        OTHER                       TOTAL
                               ---------------  ---------------   PAID-IN       STOCK      COMPREHENSIVE  ACCUMULATED  STOCKHOLDERS'
                               SHARES   AMOUNT  SHARES   AMOUNT   CAPITAL    COMPENSATION      LOSS         DEFICIT       EQUITY
                               ------   ------  -------  ------  ----------  ------------  -------------  -----------  -------------
Balance at December 31,
  1996 ......................   5,566    $--     47,683   $--     $ 11,527     $    --         $  --        $ (1,799)     $  9,728
Issuance of warrants
  to purchase Series B
  preferred stock ...........      --     --         --    --            1          --            --              --             1
Issuance of Series C
  preferred stock to
  investors .................   5,151     --         --    --       45,953          --            --              --        45,953
Issuance of warrants
  to purchase Series C
  preferred stock ...........      --     --         --    --            3          --            --              --             3
Issuance of common
  stock, net of
  repurchases ...............      --     --      9,681    --          375          --            --              --           375
Compensation expense
  related to stock options ..      --     --         --    --          351          --            --              --           351
Net loss ....................      --     --         --    --           --          --            --         (10,363)      (10,363)
                               ------    ---    -------    --     --------     -------         -----        --------      --------
Balance at December 31,
  1997 ......................  10,717     --     57,364    --       58,210          --            --         (12,162)       46,048
Exercise of stock
  options by employees,
  net of repurchases ........      --     --      4,368     1          752          --            --              --           753
Deferred stock
  compensation ..............      --     --         --    --        6,388      (6,388)           --              --            --
Amortization of deferred
  stock compensation ........      --     --         --    --           --       1,235            --              --         1,235
Net loss ....................      --     --         --    --           --          --            --         (30,971)      (30,971)
                               ------    ---    -------    --     --------     -------         -----        --------      --------
Balance at December 31,
  1998 ......................  10,717     --     61,732     1       65,350      (5,153)           --         (43,133)       17,065
Issuance of Series D
  and D-1 preferred stock
  to investors ..............   3,080     --         --    --       33,948          --            --              --        33,948
Conversion of preferred
  stock to common stock ..... (13,797)    --     76,794    --           --          --            --              --            --
Issuance of common
  stock, net of issuance
  costs of $1,885 ...........      --     --     11,613     1      389,454          --            --              --       389,455
Exercise of common
  stock warrants ............      --     --        779    --           --          --            --              --            --
Exercise of stock
  options by employees,
  net of repurchases ........      --     --      4,888    --        6,870          --            --              --         6,870
Issuance of common
  stock and options in
  connection with the
  acquisition of
  intellectual property
  and other intangibles .....      --     --        133    --       16,960          --            --              --        16,960
Deferred stock
  compensation ..............      --     --         --    --        1,114      (1,114)           --              --            --
Amortization of deferred
  stock compensation ........      --     --         --    --           --       3,266            --              --         3,266
Other comprehensive loss:
   Change in unrealized
     loss on available-for-
     sale securities ........      --     --         --    --           --          --          (815)             --          (815)
   Net loss .................      --     --         --    --           --          --            --          (9,034)       (9,034)
                                                                                                                          --------
Comprehensive loss ..........      --     --         --    --           --          --            --              --        (9,849)
                               ------    ---    -------    --     --------     -------         -----        --------      --------
Balance at December 31,
  1999 ......................      --    $--    155,939    $2     $513,696     $(3,001)        $(815)       $(52,167)     $457,715
                               ======    ===    =======    ==     ========     =======         =====        ========      ========


                             See accompanying notes.

                             JUNIPER NETWORKS, INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)


                                                                                                   YEAR ENDED
                                                                                                   DECEMBER 31,
                                                                                       -------------------------------------
                                                                                         1999          1998          1997
                                                                                       ---------     ---------     ---------
OPERATING ACTIVITIES:
Net loss ............................................................................. $  (9,034)    $ (30,971)    $ (10,363)
Adjustments to reconcile net loss to net cash from operating activities:
  Depreciation and amortization ......................................................     5,306         2,171           712
  Amortization of goodwill and purchased intangibles, prepaid maintenance contracts
     And deferred stock compensation .................................................     4,933         1,602           589
  Loss on disposal of property and equipment .........................................        --            --            59
  Issuance of stock for consulting services ..........................................        --            30            21
  Issuance of warrants in connection with certain leasing arrangements ...............        --            --            14
  Changes in operating assets and liabilities:
    Accounts receivable ..............................................................   (15,894)       (8,056)           --
    Prepaid expenses and other current assets ........................................    (7,892)         (504)         (699)
    Other long-term assets ...........................................................      (398)          (10)         (104)
    Accounts payable and other current liabilities ...................................    16,593         4,084           489
    Accrued warranty .................................................................     8,957           684            --
    Accrued milestone payment ........................................................        --          (423)          423
    Accrued compensation and related liabilities .....................................     4,257           869           245
    Deferred revenue .................................................................    13,631         5,639            --
    Other long-term liabilities ......................................................        --            43            --
                                                                                       ---------     ---------     ---------
Net cash provided by (used in) operating activities ..................................    20,459       (24,842)       (8,614)

INVESTING ACTIVITIES:
Purchases of property and equipment, net .............................................   (10,020)       (6,531)       (3,110)
Purchases of available-for-sale investments ..........................................  (324,437)       (3,501)      (20,715)
Maturities of available-for-sale investments .........................................    38,506        19,286        10,800
Minority equity investments ..........................................................    (8,000)           --            --
Acquisition of intellectual property and other intangibles ...........................    (1,456)           --            --
                                                                                       ---------     ---------     ---------
Net cash provided by (used in) investing activities ..................................  (305,407)        9,254       (13,025)

FINANCING ACTIVITIES:
Proceeds from sale-leaseback liabilities .............................................        --         5,705         2,603
Payments on lease obligations ........................................................    (7,381)       (1,157)         (439)
Proceeds from issuance of preferred stock ............................................    33,948            --        45,953
Proceeds from issuance of common stock ...............................................   396,326           696           366
                                                                                       ---------     ---------     ---------
Net cash provided by financing activities ............................................   422,893         5,244        48,483
                                                                                       ---------     ---------     ---------
Net increase (decrease) in cash and cash equivalents .................................   137,945       (10,344)       26,844
Cash and cash equivalents at beginning of period .....................................    20,098        30,442         3,598
                                                                                       ---------     ---------     ---------
Cash and cash equivalents at end of period ........................................... $ 158,043     $  20,098     $  30,442
                                                                                       =========     =========     =========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for interest ............................................................... $     477     $     592     $     210
                                                                                       =========     =========     =========
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES:
Acquisition of property and equipment under capital lease ............................ $      --     $   5,692     $   2,243
                                                                                       =========     =========     =========
Deferred stock compensation .......................................................... $   1,114     $   6,388     $      --
                                                                                       =========     =========     =========
Common stock issued in connection with the acquisition of intellectual property and
   other intangibles ................................................................. $  16,960     $      --     $      --
                                                                                       =========     =========     =========


                             See accompanying notes.

                             JUNIPER NETWORKS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

     Juniper Networks, Inc. ("Juniper Networks") was incorporated in the state of California on February 2, 1996. Juniper Networks was reincorporated in the state of Delaware effective as of March 15, 1998. Juniper Networks was established for the purpose of providing Internet infrastructure solutions to Internet service providers and other telecommunication service providers. Juniper Networks develops next generation Internet backbone routers.

     From inception, in February 1996, through September 1998, Juniper Networks' operating activities were primarily devoted to increasing research and development capabilities, designing ASICs, developing software, developing and testing the M40 and other products, staffing the administrative, marketing and sales organizations and establishing strategic relationships. Accordingly, Juniper Networks was classified as a development stage company through that date. Juniper Networks commenced product shipments in October 1998 and therefore emerged from the development stage.

BASIS OF PRESENTATION

     The consolidated financial statements include the accounts of Juniper Networks and its wholly-owned subsidiaries. All significant inter-company balances and transactions have been eliminated.

USE OF ESTIMATES

     The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ materially from those estimates.

RECLASSIFICATIONS

     Certain reclassifications, none of which affected operating or net loss, have been made to prior year amounts to conform to the current year presentation.

CASH, CASH EQUIVALENTS, SHORT-TERM AND LONG-TERM INVESTMENTS

     Juniper Networks considers all highly liquid investment securities with maturities from date of purchase of 90 days or less to be cash equivalents. Short-term and long-term investments consist of debt securities with original maturities between three months and three years.

     Management determines the appropriate classification of debt and equity securities at the time of purchase and evaluates such designation as of each balance sheet date. To date, all marketable debt securities have been classified as available-for-sale and are carried at fair value with unrealized gains and losses, if any, included in stockholders' equity. Realized gains and losses and declines in value of securities judged to be other than temporary are included in interest income and have not been significant to date. Interest and dividends on all securities are included in interest income.

CONCENTRATIONS

     Financial instruments that potentially subject Juniper Networks to concentrations of credit risk consist principally of investments in debt securities and trade receivables. Management believes the financial risks associated with these financial instruments are minimal. Juniper Networks maintains its cash, cash equivalents and investments with high quality financial institutions. Juniper Networks performs ongoing credit evaluations of its customers and generally does not require collateral on accounts receivable.

     Juniper Networks' revenues to date have been derived for the sale of one product, the M40. For the year ended December 31, 1999, two customers, A and C, accounted for 32% and 26% of Juniper Networks' net revenues. For the year ended December 31, 1998, two customers, A and B, accounted for 78% and 22% of Juniper Networks' net revenues. For the year ended December 31, 1999, export sales to Europe and Asia accounted for a total of 21.9% of net revenues.

     Juniper Networks purchases certain custom semiconductor chips from a sole supplier. Additionally, Juniper Networks relies on one hardware manufacturer for the production of its product. The inability of the supplier or manufacturer to fulfill supply requirements of Juniper Networks could negatively impact future results.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The fair value of Juniper Networks' short-term and long-term investments is based on quoted market prices.

     The fair value of short-term and long-term capital lease obligations is estimated based on current interest rates available to Juniper Networks for debt instruments with similar terms, degrees of risk, and remaining maturities. The carrying values of these obligations approximate their respective fair values as of December 31, 1998.

PROPERTY AND EQUIPMENT

     Property and equipment, including equipment leased under capital leases, are recorded at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the lesser of the estimated useful life, generally three to five years, or the lease term of the respective assets.

INTANGIBLES AND OTHER ASSETS

     Intangibles and other assets include equity investments made in privately held companies in which Juniper Networks has less than a 20% equity ownership interest and over which Juniper Networks has no ability to exercise significant influence. Such investments are accounted for on the cost basis and are reviewed for impairment indicators. Through December 31, 1999, no impairment indicators have been identified and no write-downs of the cost basis of these investments has been made. Also included in intangibles and other assets is goodwill and other intangibles as a result of the November 1999 acquisition of intellectual property and other intangible assets. The goodwill and other intangibles are being amortized over a three-year period.

REVENUE RECOGNITION

     Juniper Networks generally recognizes product revenue at the time of shipment, assuming that collectibility is probable, unless Juniper Networks has future obligations for network interoperability or has to obtain customer acceptance, in which case revenue is deferred until these obligations are met. Revenue from service obligations is deferred and recognized on a straight-line basis over the contractual period. Amounts billed in excess of revenue recognized are included as deferred revenue and accounts receivable in the accompanying consolidated balance sheets.

WARRANTY RESERVES

     Juniper Networks' product generally carries a one-year warranty that includes factory repair services as needed for replacement of parts. Estimated expenses for warranty obligations are accrued as revenue is recognized.

RESEARCH AND DEVELOPMENT

     Costs to develop Juniper Networks' products are expensed as incurred in accordance with the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 2, "Accounting for Research and

Development Costs," which establishes accounting and reporting standards for research and development.

     Juniper Networks adopted SOP 98-1 "Accounting for Costs of Computer Software Developed or Obtained for Internal Use" during 1999, which requires that all costs related to the development of internal use software be expensed as incurred, other than those incurred during the application development stage. Costs incurred during the application development stage were insignificant for all periods presented.

STOCK-BASED COMPENSATION

     Juniper Networks accounts for its stock options and equity awards in accordance with the provisions of the Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and has elected to follow the "disclosure only" alternative prescribed by Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (FAS 123).

STOCK SPLITS

     Juniper Networks effected a three-for-two stock split of its common stock on June 27, 1997 and October 2, 1998 and a three-for-one stock split in the form of a 200% common stock dividend paid on January 14, 2000. All share and per share amounts have been adjusted to reflect the splits.

NET LOSS PER SHARE

     Basic net loss per share and diluted net loss per share are presented in conformity with Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 128, "Earnings Per Share" (FAS 128), for all periods presented. Pursuant to the Securities and Exchange Commission Staff Accounting Bulletin No. 98, common stock and convertible preferred stock issued or granted for nominal consideration prior to the anticipated effective date of the initial public offering must be included in the calculation of basic and diluted net loss per common share as if they had been outstanding for all periods presented. To date, Juniper Networks has not had any issuances or grants for nominal consideration.

     In accordance with FAS 128, basic and diluted net loss per share has been computed using the weighted-average number of shares of common stock outstanding during the period, less the weighted-average number of shares of common stock issued to founders, investors and employees that are subject to repurchase (see
Note 5). Basic and diluted pro forma net loss per share, as presented in the consolidated statements of operations, has been computed as described above and also gives effect, under Securities and Exchange

Commission guidance, to the conversion of the convertible preferred stock (using the if-converted method) from the original date of issuance, using the initial public offering price of $11.33 per share to calculate the conversion ratio for Series D-1 convertible preferred stock.

     The following table presents the calculation of basic and diluted and pro forma basic and diluted net loss per share (in thousands, except per share amounts):

                                                             1999          1998          1997
                                                           ---------     ---------     ---------
Net loss ................................................. $  (9,034)    $ (30,971)    $ (10,363)
                                                           =========     =========     =========
BASIC AND DILUTED:
  Weighted-average shares of common stock outstanding ....   109,652        59,073        55,869
  Less: weighted-average shares subject to repurchase ....   (14,991)      (20,202)      (30,096)
                                                           ---------     ---------     ---------
  Weighted-average shares used in computing basic and
     diluted net loss per share ..........................    94,661        38,871        25,773
                                                           =========     =========     =========
  Basic and diluted net loss per share ................... $   (0.10)    $   (0.80)    $   (0.40)
                                                           =========     =========     =========
PRO FORMA:
  Net loss ............................................... $  (9,034)    $ (30,971)
                                                           =========     =========
  Shares used above ......................................    94,661        38,871
  Pro forma adjustment to reflect weighted effect of
     assumed conversion of convertible preferred stock ...    36,819        72,339
                                                           ---------     ---------
  Shares used in computing pro forma basic and diluted
     net loss per common share (unaudited) ...............   131,480       111,210
                                                           =========     =========
  Pro forma basic and diluted net loss per common share
     (unaudited) ......................................... $   (0.07)    $   (0.28)
                                                           =========     =========

     Juniper Networks has excluded all convertible preferred stock, warrants for convertible preferred stock, outstanding stock options and shares subject to repurchase from the calculation of diluted loss per share because all such securities are antidilutive for all periods presented. The total number of shares excluded from the calculations of diluted net loss per share were 68,288,000, 101,769,000 and 86,811,000 for the years ended December 31, 1999,
1998 and 1997, respectively.

SEGMENT INFORMATION

     Juniper Networks has adopted the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 131, "Disclosure About Segments of an Enterprise and Related Information" (FAS 131). Juniper Networks operates solely in one segment, the development and marketing of Internet infrastructure equipment, and therefore there is no impact to Juniper Networks' consolidated financial statements due to the adoption of FAS 131.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board issued FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" (FAS 133). FAS 133, as amended, establishes methods for derivative financial instruments and hedging activities related to those instruments, as well as other hedging activities. Juniper Networks is required to adopt FAS 133 effective January 1, 2001. Because Juniper Networks currently does not hold any derivative instruments and does not engage in hedging activities, Juniper Networks does not currently believe that the adoption of FAS 133, as amended, will have a significant impact on its financial position or results of operations.

     In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 (SAB 101). SAB 101 summarizes certain areas of the Staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. Juniper Networks believes that its current revenue recognition principles comply with SAB 101.

2. CASH EQUIVALENTS, SHORT-TERM AND LONG-TERM INVESTMENTS

     Cash equivalents, short-term and long-term investments consist of the following (in thousands):

                                                           DECEMBER 31, 1999
                                          ------------------------------------------------------
                                                          GROSS          GROSS
                                          AMORTIZED     UNREALIZED     UNREALIZED     ESTIMATED
                                            COST          GAINS         LOSSES        FAIR VALUE
                                          ---------     ----------     ----------     ----------
Money market funds .....................  $  56,034     $      --      $      --      $  56,034
Commercial paper .......................     79,862            --             --         79,862
Certificates of deposit ................         66            --             --             66
Government securities ..................    135,325             5           (181)       135,149
Corporate debt securities ..............    151,829            12           (651)       151,190
Asset-backed securities ................      8,000            --             --          8,000
                                          ---------     ---------      ---------      ---------
                                          $ 431,116     $      17      $    (832)     $ 430,301
                                          =========     =========      =========      =========
Included in cash and cash equivalents ..  $ 145,179     $       6      $      --      $ 145,185
Included in short-term investments .....    188,170            11           (266)       187,915
Included in long-term investments ......     97,767            --           (566)        97,201
                                          ---------     ---------      ---------      ---------
                                          $ 431,116     $      17      $    (832)     $ 430,301
                                          =========     =========      =========      =========
Due within one year ....................  $ 333,349     $      17      $    (266)     $ 333,100
Due between one year and two years .....     94,500            --           (537)        93,963
Due between two years and three years ..      3,267            --            (29)         3,238
                                          ---------     ---------      ---------      ---------
                                          $ 431,116     $      17      $    (832)     $ 430,301
                                          =========     =========      =========      =========


                                                      DECEMBER 31, 1998
                                         --------------------------------------------
                                                      GROSS       GROSS
                                         AMORTIZED  UNREALIZED  UNREALIZED  ESTIMATED
                                           COST       GAINS       LOSSES    FAIR VALUE
                                         ---------  ----------  ----------  ---------
Money market funds .....................  $ 3,037     $   --      $   --     $ 3,037
Commercial paper .......................   16,520         --          --      16,520
                                          -------     ------      ------     -------
                                          $19,557     $   --      $   --     $19,557
                                          =======     ======      ======     =======
Included in cash and cash equivalents ..  $19,557     $   --      $   --     $19,557
                                          =======     ======      ======     =======

3. PROPERTY AND EQUIPMENT, NET

     Property and equipment consist of the following (in thousands):

                                                              DECEMBER 31,
                                                         ----------------------
                                                           1999          1998
                                                         --------      --------
Computers and equipment ...............................  $ 14,953      $  7,435
Purchased software ....................................     4,252         2,540
Furniture and fixtures ................................     1,383           594
                                                         --------      --------
Total .................................................    20,588        10,569
Less accumulated depreciation and lease amortization
                                                           (8,172)       (2,867)
                                                         --------      --------
Property and equipment , net ..........................  $ 12,416      $  7,702
                                                         ========      ========

4. CAPITAL LEASE OBLIGATIONS

     Juniper Networks enters into various capital leases, including sale and leaseback transactions, to finance purchases of property and equipment. As of December 31, 1998, under various lease lines of credit, Juniper Networks had $1,891,000 available for future purchases of property and equipment that expired on June 30, 1999. Under the terms of certain lease agreements, warrants to purchase the Company's preferred stock were granted as described in Note 5. Capitalized costs of $8,470,000, and accumulated amortization of $905,000 are included in property and equipment at December 31, 1998. During the year ending December 31, 1999, Juniper Networks paid off all of the then outstanding capital lease balances.

5. STOCKHOLDERS' EQUITY

CONVERTIBLE PREFERRED STOCK

                                                             SHARES ISSUED
                                                           AND OUTSTANDING AT
                                            SHARES            DECEMBER 31,
                                          INITIALLY       --------------------
                                          AUTHORIZED      1999         1998
                                          ----------      ----      ----------
Series A............................       1,743,751       --        1,743,751
Series B............................       3,915,308       --        3,821,975
Series C............................       5,200,000       --        5,151,178
Series D............................         600,000       --               --
Series D-1..........................       2,580,000       --               --
                                          ----------       --       ----------
Total preferred stock...............      14,039,059       --       10,716,904
                                          ==========       ==       ==========

     All outstanding shares of Juniper Networks' convertible preferred stock automatically converted into 76,794,000 shares of Common Stock upon completion of Juniper Networks' initial public offering. As of December 31, 1999, 10,000,000 shares of convertible preferred stock remain authorized and available for issuance.

WARRANTS

     Juniper Networks periodically grants warrants in connection with certain lease arrangements. Juniper Networks had the following warrants to purchase shares of preferred stock outstanding at December 31, 1998:

                                    EXERCISE
                                      PRICE                     EXPIRATION OF   NUMBER OF SHARES
PREFERRED STOCK SERIES              PER SHARE    DATE ISSUED      WARRANTS      (PREFERRED STOCK)
----------------------              ---------   -------------   -------------   -----------------
Series B........................      $2.40     December 1996   December 2003         83,333
Series B........................       2.40         June 1997   December 2003         10,000
Series C........................       8.93         June 1997   December 2003         23,516
                                                                                     -------
Total...........................                                                     116,849
                                                                                     =======

     During the year ended December 31, 1999, all warrants were exercised for a total of approximately 779,000 shares of Common Stock. All of the warrants were exercisable immediately. The fair value of the warrants was amortized as interest expense in accordance with the lease payments.

COMMON STOCK

     Juniper Networks is authorized to issue up to 200,000,000 shares of its common stock. At December 31, 1999 and 1998, 155,938,599 and 61,731,984 shares were issued and outstanding. Prior to the adoption of the 1996 Stock Option Plan, Juniper Networks issued shares of common stock to founders, investors, and employees. The shares issued to investors were fully vested upon purchase. Generally, shares issued to founders and employees were sold pursuant to restricted stock purchase agreements containing provisions established by the Board of Directors. These provisions give Juniper Networks the right to repurchase the shares at the original sales price. This right expires at the rate of 25% after one year and 2.0833% per month thereafter. At December 31, 1999 and 1998, 840,001 and 4,148,439 of these shares, issued outside of the 1996 Stock Option Plan, remained subject to repurchase.

STOCK OPTION PLAN

     Juniper Networks' 1996 Stock Option Plan (the Plan) provides for the granting of incentive stock options to employees and nonstatutory stock options to employees, directors and consultants. Incentive stock options are granted at an exercise price of not less than the fair value per share of the common stock on the date of grant. Nonstatutory stock options may be granted at an exercise price of not less than 85% of the fair value per share on the date of grant; however, no statutory stock options have been granted for less than fair market value on the date of grant. Vesting and exercise provisions are determined by the Board of Directors. Options granted under the Plan generally become exercisable over a four-year period beginning on the date of grant. Options granted under the Plan have a maximum term of ten years. Options granted to consultants are in consideration for the fair value of services previously rendered, are not contingent upon future events and are expensed in the period of grant. Juniper Networks has authorized 57,562,500 shares of common stock for issuance under the Plan. At December 31, 1999, 1,896,356 shares were available for future option grants or stock sales under the Plan.

     Option activity under the Plan is summarized as follows:

                                                   OUTSTANDING OPTIONS
                                               -------------------------------
                                                 NUMBER       WEIGHTED-AVERAGE
                                               OF SHARES       EXERCISE PRICE
                                               ----------     ----------------
Options granted .........................       5,393,250          $ 0.07
                                               ----------
Balance at December 31, 1997 ............       5,393,250            0.07
Options granted .........................      10,537,440            0.62
Options exercised .......................      (4,521,948)           0.16
Options canceled ........................        (365,028)           0.09
                                               ----------
Balance at December 31, 1998 ............      11,043,714            0.56
Options granted .........................      16,837,006           33.76
Options exercised .......................      (4,935,090)           1.13
Options canceled ........................        (476,465)           7.78
                                               ----------
Balance at December 31, 1999 ............      22,469,165           25.11
                                               ==========

     The Plan also provides for the sale of shares of common stock to employees and consultants at the fair value per share of the common stock. Shares issued to consultants are for the fair value of services previously rendered and are not contingent upon future events. Shares sold to employees are made pursuant to restricted stock purchase agreements containing provisions established by the Board of Directors. These provisions give Juniper Networks the right to repurchase the shares at the original sales price. This right expires at a rate determined by the Board of Directors, generally at the rate of 25% after one year and 2.0833% per month thereafter.

     During the year ended December 31, 1997 and the period from inception (February 2, 1996) to December 31, 1996, Juniper Networks issued 10,717,299 and 14,522,652 shares under the Plan. No shares were issued under the Plan in the years ended December 31, 1999 and 1998. At December 31, 1999 and 1998, 9,158,052 and 14,055,312 shares were subject to repurchase rights under the Plan. At December 31, 1999 and 1998, 1,266,509 and 1,189,275 shares, respectively, had been repurchased under the Plan.

     The following schedule summarizes information about stock options outstanding as of December 31, 1999:

                                    OPTIONS OUTSTANDING                           OPTIONS EXERCISABLE
                      ---------------------------------------------------    ------------------------------
                                     WEIGHTED-AVERAGE
     RANGE OF           NUMBER          REMAINING        WEIGHTED-AVERAGE      NUMBER       WEIGHTED-AVERAGE
 EXERCISE PRICES      OUTSTANDING    CONTRACTUAL LIFE     EXERCISE PRICE     EXERCISABLE     EXERCISE PRICE
                      -----------    ----------------    ----------------    -----------    ----------------
$ 0.04 - $  0.56       4,648,857           8.22               $ 0.29          1,177,599          $ 0.24
$ 0.64 - $  4.67       5,294,415           9.01               $ 2.88            353,777          $ 1.77
$ 7.00 - $  9.33       4,715,349           9.39               $ 7.61              4,125          $ 7.00
$21.44 - $ 60.71       6,666,345           9.76               $60.44             31,095          $21.44
$63.63 - $112.57       1,144,199           9.89               $89.60                 --          $   --
                      ----------                                              ---------
$ 0.04 - $112.57      22,469,165           9.19               $25.11          1,566,596          $ 1.03
                      ==========                                              =========

     As of December 31, 1998, 325,608 options are exercisable at an average exercise price of $0.05, and as of December 31, 1997, 79,980 options are exercisable at an average price of $0.01.

     During the year ended December 31, 1998 and the three months ended March 31, 1999, in connection with the grant of certain stock options to employees, Juniper Networks recorded deferred stock compensation of $6,388,000 and $1,114,000 representing the difference between the exercise price and the deemed fair value of Juniper Networks' common stock on the date such stock options were granted. Such amount is included as a reduction of stockholders' equity and is being amortized by charges to operations on a graded vesting method. Juniper Networks recorded amortization of deferred stock compensation expense of $3,266,000 and $1,235,000 for the years ended December 31, 1999 and 1998. At December 31, 1999 and 1998, Juniper Networks had a total of $3,001,000 and $5,153,000 remaining to be amortized over the corresponding vesting period of each respective option, generally four years. The amortization expense relates to options awarded to employees in all operating expense categories. This amount has not been separately allocated to these categories.

EMPLOYEE STOCK PURCHASE PLAN

     In April 1999, the Board of Directors approved the adoption of Juniper Networks' 1999 Employee Stock Purchase Plan (the Purchase Plan). A total of 1,500,000 shares of common stock have been reserved for issuance under the 1999 Purchase Plan, plus, commencing on January 1, 2000, annual increases equal to the lesser of 1,500,000 shares, or 1% of the outstanding common shares on such date or a lesser amount determined by the Board of Directors. The 1999 Purchase Plan permits eligible employees to acquire shares of Juniper Networks' common stock through periodic payroll deductions of up to 10% of base compensation. No more than 3,000 shares may be purchased by each employee in any twelve month period, and in no event, may an employee purchase more than $25,000 worth of stock, determined at the fair market value of the shares at the time such option is granted, in one calendar year. The Purchase Plan will be implemented in a series of offering periods, each six months in duration; provided, however, that the first offering period will be approximately thirteen months in duration, ending on the last trading day on or before July 31, 2000. The price at which the common stock may be purchased is 85% of the lesser of the fair market value of Juniper Networks' common stock on the first day of the applicable offering period or on the last day of the respective offering period.

STOCK-BASED COMPENSATION

     The Company has elected to follow APB 25 and related interpretations in accounting for its employee stock-based compensation plans. Because the exercise price of Juniper Networks' employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense was recognized.

     Pro forma information regarding net loss has been determined as if Juniper Networks had accounted for its employee stock options under the fair value method prescribed by FAS 123. The resulting effect on pro forma net loss disclosed is not likely to be representative of the effects on net income/(loss) on a pro forma basis in future years, due to subsequent years including additional grants and years of vesting.

     The fair value of each option granted through December 31, 1999 was estimated on the date of grant using the minimum value (before the Company went public) or the Black-Scholes method. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. The Black-Scholes model requires the input of highly subjective assumptions including the expected stock price volatility. Because Juniper Networks' stock-based awards have characteristics significantly different from those in traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock-based awards. The fair value of Juniper Networks' stock-based awards was estimated using the following weighted-average assumptions:

                                                                          YEAR ENDED DECEMBER 31,
                                                                    -----------------------------------
                                                                      1999         1998         1997
                                                                    ---------    ---------    ---------
Dividend yield..................................................           --           --           --
Volatility factor...............................................           80%          --           --
Risk-free interest rate.........................................         5.49%        5.23%        6.20%
Expected life...................................................    3.0 years    4.5 years    4.5 years
Weighted-average fair value of options granted in the period....    $   17.97    $    0.37    $    0.03

     For purposes of pro forma disclosures, the estimated fair value of options is amortized to pro forma expense over the options' vesting period. Pro forma information follows (in thousands, except per share amounts):

                                                 YEAR ENDED DECEMBER 31,
                                            ----------------------------------
                                              1999         1998         1997
                                            --------     --------     --------
Net loss:
  As reported .........................     $ (9,034)    $(30,971)    $(10,363)
  Pro forma ...........................      (43,488)     (31,143)     (10,403)
Basic and diluted net loss per share:
  As reported .........................        (0.10)       (0.80)       (0.40)
  Pro forma ...........................        (0.46)       (0.80)       (0.40)

COMMON STOCK RESERVED FOR FUTURE ISSUANCE

     The Company has reserved 25,865,521 shares of common stock for future issuance under its 1996 Stock Option Plan and 1999 Employee Stock Purchase Plan.

6.  401(k) PLAN

     Juniper Networks maintains a savings and retirement plan qualified under
Section 401(k) of the Internal Revenue Code of 1986, as amended. All employees are eligible to participate on their first day of employment with Juniper Networks. Under the plan, employees may contribute up to 20% of their pretax salaries per year but not more than the statutory limits. Juniper Networks does not contribute to the plan.

7.  COMMITMENTS

     Juniper Networks leases its facilities under operating leases that expire in 2012. Rental expense for the years ended December 31, 1999, 1998 and 1997, were approximately $1,847,000, $937,000 and $529,000, respectively.

     Future minimum payments under the noncancellable operating leases consist of the following (in thousands):

                                                               DECEMBER 31,
                                                                  1999
                                                               ------------
2000.....................................................        $ 3,892
2001.....................................................          5,401
2002.....................................................          4,660
2003.....................................................          4,762
2004.....................................................          4,898
Thereafter...............................................         42,072
                                                                 -------
     Total minimum lease payments........................        $65,685
                                                                 =======

     Juniper Networks has outstanding purchase order commitments for production materials of approximately $6,357,000 and $2,442,000 at December 31, 1999 and 1998. Juniper Networks expects the purchase orders to be fulfilled in the first quarter of 2000.

8.  INCOME TAXES

     Due to operating losses and the inability to recognize the benefits therefrom, there is no tax provision for the year ended December 31, 1997. For the year ended December 31, 1999 the provision for income taxes consists of the following (in thousands):

Current Provision:
  Federal................................................      $  700
  State..................................................         800
  Foreign................................................         925
                                                               ------
Total current provision..................................      $2,425
                                                               ======

     The difference between the provision for income taxes and the amount computed by applying the Federal statutory income tax rate (35 percent) to loss before taxes is explained below (in thousands):

                                                            YEARS ENDED DECEMBER 31,
                                                      ------------------------------------
                                                        1999          1998          1997
                                                      --------      --------      --------
Tax provision (benefit) at federal statutory rate ..  $ (2,313)     $(10,839)     $ (3,627)
Federal alternative minimum tax ....................       700            --            --
State taxes ........................................       800             2            --
Foreign taxes ......................................       925            --            --
Unbenefitted net operating losses, reserves and
  accruals .........................................     2,313        10,839         3,627
                                                      --------      --------      --------
     Total .........................................  $  2,425      $      2      $     --
                                                      ========      ========      ========

     Significant components of Juniper Networks' deferred tax assets are as follows (in thousands):

                                                          DECEMBER 31,
                                                     ----------------------
                                                       1999          1998
                                                     --------      --------
Deferred tax assets:
  Net operating loss carryforwards ................  $ 14,000      $ 13,470
  Research credit carryforwards ...................     2,830         1,490
  Deferred revenue ................................     6,200         2,700
  Reserves and accruals not currently deductible ..     7,250           500
  Other temporary differences .....................       840          (110)
                                                     --------      --------
Total deferred tax assets .........................    31,120        18,050
Valuation allowance ...............................   (31,120)      (18,050)
                                                     --------      --------
Net deferred tax assets ...........................  $     --      $     --
                                                     ========      ========

     FASB Statement No. 109 provides for the recognition of deferred tax assets if realization of such assets is more likely than not. Based upon the weight of available evidence, which includes the Company's historical operating performance and the reported cumulative net losses in all prior years, Juniper Networks has provided a full valuation allowance against its net deferred tax assets.

     The net valuation allowance increased by $13,070,000 during the year ended December 31, 1999 and increased by $12,850,000 during the year ended December 31, 1998, respectively. As of December 31, 1999 approximately $14,500,000 of the valuation allowance reflected above relates to the tax benefits of stock option deductions which will be credited to equity when realized.

     As of December 31, 1999, Juniper Networks had net operating loss carryforwards for federal and state tax purposes of approximately $37,000,000 and $32,000,000, respectively. Juniper Networks also had federal and state research and development tax credit carryforwards of approximately $1,700,000 and $1,700,000, respectively. The federal and state net operating loss carryforwards will expire at various dates beginning in year 2004, if not utilized.

     Utilization of the net operating losses and tax credits may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses and tax credits before utilization.

9.  SUBSEQUENT EVENTS

     The Company's registration statement on Form S-1 registering $1.15 billion (including a $150 million over-allotment option) principal amount of 4.75% convertible subordinated notes due 2007 (the convertible notes), was declared effective on March 2, 2000. The Company completed the public offering of $1.0 billion and $150 million of the convertible notes on March 8, 2000 and March 13, 2000, respectively.

                REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Juniper Networks, Inc.

     We have audited the accompanying consolidated balance sheets of Juniper Networks, Inc. as of December 31, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Juniper Networks, Inc. at December 31, 1999 and 1998, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.


                                        /s/ Ernst & Young LLP

Palo Alto, California
January 17, 2000
Except for Note 9,
as to which the date
is March 14, 2000

ITEM 8 SUPPLEMENTARY DATA

                         QUARTERLY RESULTS OF OPERATIONS
                                   (UNAUDITED)

                                                                               QUARTER ENDED
                                                           -----------------------------------------------------
                                                           DECEMBER 31,  SEPTEMBER 30,   JUNE 30,      MARCH 31,
                                                               1999          1999          1999          1999
                                                           ------------  -------------   --------      ---------
                                                                 (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Net revenues ..............................................  $ 45,442      $ 29,564      $ 17,556      $ 10,044
Cost of revenues ..........................................    18,389        12,490         8,046         6,347
                                                             --------      --------      --------      --------
  Gross profit ............................................    27,053        17,074         9,510         3,697
Operating expenses:
  Research and development ................................    15,820        11,510         7,991         6,181
  Sales and marketing .....................................     8,869         5,610         3,849         2,603
  General and administrative ..............................     1,781         1,701           977           776
  Amortization of goodwill and purchased intangibles and
     deferred stock compensation ..........................     1,689           802           891           904
                                                             --------      --------      --------      --------
     Total operating expenses .............................    28,159        19,623        13,708        10,464
                                                             --------      --------      --------      --------
Operating loss ............................................    (1,106)       (2,549)       (4,198)       (6,767)
Interest income and provision for income taxes, net .......     4,186           962           346            92
                                                             --------      --------      --------      --------
Net income (loss) .........................................  $  3,080      $ (1,587)     $ (3,852)     $ (6,675)
                                                             ========      ========      ========      ========
Basic net income (loss) per share .........................  $   0.02      $  (0.01)     $  (0.07)     $  (0.15)
                                                             ========      ========      ========      ========
Diluted net income (loss) per share .......................  $   0.02      $  (0.01)     $  (0.07)     $  (0.15)
                                                             ========      ========      ========      ========


                                                                          QUARTER ENDED
                                                      -----------------------------------------------------
                                                      DECEMBER 31,  SEPTEMBER 30,   JUNE 30,      MARCH 31,
                                                          1998          1998          1998          1998
                                                      ------------  -------------   --------      ---------
                                                             (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Net revenues .........................................  $  3,807      $     --      $     --      $     --
Cost of revenues .....................................     3,815           382           180            39
                                                        --------      --------      --------      --------
  Gross loss .........................................        (8)         (382)         (180)          (39)
Operating expenses:
  Research and development ...........................     6,145         8,284         6,061         3,497
  Sales and marketing ................................     1,718         1,215           764           519
  General and administrative .........................       882           562           444           335
  Amortization of deferred stock Compensation ........       648           374           192            21
                                                        --------      --------      --------      --------
     Total operating expenses ........................     9,393        10,435         7,461         4,372
                                                        --------      --------      --------      --------
Operating loss .......................................    (9,401)      (10,817)       (7,641)       (4,411)
Interest income and provision for income taxes, net ..       117           238           438           506
                                                        --------      --------      --------      --------
Net loss .............................................  $ (9,284)     $(10,579)     $ (7,203)     $ (3,905)
                                                        ========      ========      ========      ========
Basic and diluted loss per share .....................  $  (0.22)     $  (0.27)     $  (0.20)     $  (0.12)
                                                        ========      ========      ========      ========