Form 10-K, Exhibit 13
period 2000-12-31
JUNIPER NETWORKS INC
filed 2001-03-27
CIK 1043604

                                                                    EXHIBIT 13.1

                             JUNIPER NETWORKS, INC.


                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion and analysis should be read in conjunction with "Selected Consolidated Financial Data" and our consolidated financial statements and the related notes. This discussion may contain forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of certain factors including the risks discussed in "Risk Factors" and elsewhere in our Form 10-K.

OVERVIEW

        We are a leading provider of Internet infrastructure solutions that enable Internet service providers and other telecommunications service providers ("Service Providers"), to meet the demands resulting from the rapid growth of the Internet. Our Internet backbone routers are specifically designed and purpose-built for service provider networks and offer our customers increased reliability, performance, scalability, interoperability and flexibility, and reduced complexity and cost compared to current alternatives.

        In September 1998 we began shipping our first product, the M40 Internet backbone router, with volume shipments beginning in October 1998. We subsequently introduced the M20 in December 1999, the M160 in March 2000 and the M5 and M10 product platforms in September 2000. We currently sell our products to major Service Providers in North America primarily through our direct sales force, and internationally primarily through value added resellers.


RESULTS OF OPERATIONS

Net Revenues

        We began generating net revenues in the fourth quarter of 1998. Our net revenues increased to $673.5 million in 2000 as compared with $102.6 million and $3.8 million in 1999 and 1998, respectively. The increase in net revenues in 2000 compared with 1999, was primarily due to the following three factors: the introduction of new product platforms; an increase in market acceptance of our products; and overall growth in the marketplace due to the growth of the Internet and an increase in emerging customers and networks. The increase in net revenues in 1999 compared with 1998 was primarily due to 1999 being the first full year of product shipments, as well as increased customer acceptance and overall growth in the marketplace.

        Our revenues for 2000 were derived from sales of our first product, the M40, as well as sales from our more recent product introductions, the M20, M160, M5 and M10. While we have introduced new products and plan to continue to introduce new products, there can be no assurance that we will be successful in these efforts or that such products will be well-received by our existing and potential customer base. A limited number of customers have historically accounted for a substantial portion of our net revenues. One customer accounted for 18% of our net revenues in 2000, two customers accounted for 58% and 100% of our net revenues in1999 and 1998, respectively. We expect that a significant portion of our future net revenues will continue to come from sales of our products to a relatively small number of customers because our direct sales and marketing efforts are focused primarily on the world's leading service providers. Export sales accounted for approximately 35% of our net revenues in 2000 as compared with 22% in 1999. We are seeking to continue to diversify our customer base, but we cannot be certain that our efforts in this regard will be successful.

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

        We generally recognize product revenue at the time of shipment, assuming that collectibility is probable, unless we have future obligations for network interoperability or we have to obtain customer acceptance, in which case revenue and related costs are deferred until those obligations are met. Revenue from service obligations is deferred and recognized on a straight-line basis over the contractual period. Amounts billed in excess of revenue recognized are included as deferred revenue and accounts receivable in the accompanying consolidated balance sheets.

        At December 31, 2000, a total of $34.6 million of revenue was deferred, which we currently expect to recognize in 2001. Our products generally carry a one year warranty that includes factory repair services as needed for replacement parts. Estimated expenses for warranty obligations are accrued as revenue is recognized based on our best estimate of warranty costs for delivered products.

Cost of Revenues

        Cost of revenues for the year ended December 31, 2000, was $237.6 million resulting in a gross margin of 64.7% for the year as compared to cost of revenues of $45.3 million and gross margin of 55.9% for the year ended December 31, 1999. Cost of revenues for the year ended December 31, 1998 was $4.4 million. The increase in cost of revenues for all periods is primarily related to the increase in net revenues, as well as headcount increases in our customer service and support organizations. We expect cost of revenues to continue to increase as net revenues increase. Our gross margins are highly variable and dependent on many factors, some of which are outside of our control. Some of the primary factors affecting gross margins include demand for our products and services; changes in our pricing policies and those of our competitors; new product introductions both by us and by our competitors; mix of interfaces sold; mix of our direct and indirect sales channels; warranty costs; volume manufacturing pricing we are able to attain from our partner for outsourced manufacturing; and mix of products and services sold.

        Cost of revenues includes the cost of our manufacturing overhead and customer service and support organizations. We have outsourced our manufacturing, our repair operations and the majority of our supply chain management operations. Accordingly, a significant portion of our cost of revenues consists of payments to our two contract manufacturers. Our contract manufacturers manufacture our products using quality assurance programs and standards that we established. Manufacturing engineering and documentation control are conducted at our facility in Sunnyvale, California.

Research and Development Expenses

        Research and development expenses increased to $87.8 million in 2000 from $41.5 million in 1999 and $24.0 million in 1998. Research and development expenses consist primarily of salaries and related personnel costs, non-recurring engineering charges and prototype costs related to the design, development, testing and enhancement of our application specific integrated circuits (ASICs). Salary and related personnel costs accounted for approximately 40% of the increase from 1999 to 2000 as well as the increase from 1998 to 1999. Non-recurring engineering and prototype costs accounted for approximately 10% of the increase from 1999 to 2000 and 20% of the increase from 1998 to 1999.

        We expense our research and development costs as they are incurred. Several components of our research and development effort require significant expenditures, the timing of which can cause significant quarterly variability in our expenses. For example, a large number of prototypes are required to build and test our products and the building and testing process occurs over a short period of time. Our ASIC development requires a payment for non-recurring engineering charges at the beginning of the process to design and develop the ASIC, regardless of whether the integrated circuit works. In addition, a per unit cost is payable as we purchase ASICs. With several large ASICs in our architecture, we will incur large non-recurring engineering and prototype expenses with every enhancement of the existing products and for any new product development. We expect to continue to devote substantial resources to the development of new products and the enhancement of existing products. We believe that research and development is critical to our strategic product development objectives and that to leverage our leading technology and meet the changing requirements of our customers, we will need to fund investments in several development projects in parallel. Although we may experience significant quarterly variability in our research and development expenses, we expect our research and development expenses to increase in absolute dollars in the future.

Sales and Marketing Expenses

        Sales and marketing expenses increased to $89.0 million in 2000 from $20.9 million in 1999 and $4.2 million in 1998. The increases from period to period in sales and marketing expenses were primarily attributable to salaries, commissions (resulting from increased sales) and related expenses for personnel engaged in sales, marketing and customer engineering support functions, including international expansion, as well as costs associated with promotional and other marketing expenses. To date, we have not incurred significant advertising expenses.

        We intend to continue to expand our direct and indirect sales operations, both domestically and internationally, in order to increase market awareness of our products and to better support our existing customers worldwide. We believe that continued investment in sales and marketing is critical to our success and expect these expenses to increase in absolute dollars in the future as we hire additional sales and marketing personnel, initiate additional marketing programs to support our products and establish sales offices in new domestic and international locations.

General and Administrative Expenses

        General and administrative expenses increased to $21.2 million in 2000 from $5.2 million in 1999 and $2.2 million in 1998. General and administrative expenses consist primarily of salaries and related expenses for executive, finance, accounting, facilities and human resources personnel, as well as recruiting expenses, professional fees and other corporate expenses. The increases from period to period in general and administrative expenses were primarily attributable to the costs associated with additional headcount to support increased levels of business activity. In addition, the increases were also due to costs associated with being a publicly traded company for a full year in 2000. We expect general and administrative expenses to increase in absolute dollars as we add personnel and incur additional costs related to the growth of our business.

Amortization of Goodwill, Purchased Intangibles and Deferred Stock Compensation

        On December 8, 2000, we acquired Micro Magic, Inc. which we accounted for under the purchase method of accounting. Accordingly, we recorded goodwill and other intangible assets of $125.7 million representing the excess of the purchase price paid over the fair value of net tangible assets acquired. In November 1999, we acquired certain other intellectual property and intangible assets resulting in our recording of $18.4 million of goodwill and other intangibles. The goodwill and other intangibles will be amortized over their respected useful lives, which we have determined to be a three-year period in each of these acquisitions.

        Also as part of the acquisition of Micro Magic, we recorded $121.7 million of deferred compensation relating to the unvested stock options and restricted stock assumed in the acquisition. In connection with the grant of certain stock options to employees during 1998 and the three months ended March 31, 1999, we recorded deferred compensation of $6.4 million in 1998 and $1.1 million in 1999 representing the difference between the deemed value of the common stock for accounting purposes and the exercise price of these options at the date of grant. Deferred compensation is presented as a reduction of stockholders' equity and is amortized over the vesting period of the applicable options using the graded vesting method.

        We expensed $23.8 million of goodwill, purchased intangibles and deferred stock compensation during 2000, $4.3 million in 1999 and $1.2 million of deferred compensation during 1998. The amortization of goodwill, purchased intangibles and deferred stock compensation may continue to increase if we make other acquisitions of companies or technologies.

In-process Research and Development

        In connection with the acquisition of Micro Magic, we allocated $10.0 million of the $259.3 million purchase price as in-process research and development. The applications from the in-process technology project have been integrated into our products. The efforts required to complete the acquired in-process technology included the completion of all planning, designing and testing activities that were necessary to establish that the product can be produced to meet its design requirements, including functions, features and technical performance requirements.

        The value of the acquired in-process technology was computed using a discounted cash flow analysis rate of 19% on the anticipated income stream of the related product revenues. The discounted cash flow analysis was based on management's forecast of future revenues, cost of revenues, and operating expenses related to the products and technologies purchased from Micro Magic. The calculation of value was then adjusted to reflect only the value creation efforts of Micro Magic prior to the close of the acquisition. At the time of the acquisition, the product was approximately 88% complete. The majority of the costs to complete the project will be incurred in fiscal 2001 and the remaining costs are not material. The resultant value of in-process technology was further reduced by the estimated value of core technology and was expensed in the period the transaction was consummated.

Charitable Contribution

        We recorded a charge of $10.0 million in the quarter ended June 30, 2000 in connection with stock issued to a charitable foundation. We currently do not expect to make similar contributions in the foreseeable future.

Interest Income

        Interest income includes income on available-for-sale investments. Interest income was $89.0 million in 2000 as compared with $8.5 million and $2.0 million in 1999 and 1998, respectively. The significant increase in interest income is a direct result of increased cash and investment balances, resulting from our equity and debt offerings during 1999 and 2000.

Interest Expense

        Interest expense in 2000, 1999 and 1998 was $52.7 million, $528,000 and $655,000, respectively. Interest expense in 2000 consists entirely of accrued interest and amortization of debt issuance costs, both attributable to the convertible subordinated notes which were issued in March 2000. Interest expense in 1999 and 1998 is related to capital lease obligations.

Provision for Income Taxes

        For 2000, we recorded a tax provision of $82.5 million resulting in an effective tax rate of 36%. In 1999 and 1998 we recorded tax provisions of $2.4 million and $2,000, respectively. The increase in the tax provision is primarily due to operating income in 2000 versus operating losses in 1999 and 1998.

LIQUIDITY AND CAPITAL RESOURCES

        Prior to our initial public offering, we financed operations primarily through the private placement of convertible preferred stock and capital leases. In June 1999, we completed the initial public offering of our common stock and realized net proceeds from that offering of approximately $65.2 million. In October 1999, we completed a secondary public offering of our common stock and realized net proceeds from that offering of approximately $324.3 million. In March 2000, we completed an offering of 4.75% convertible subordinated notes and realized net proceeds of approximately $1.1 billion.

        At December 31, 2000, we had cash and cash equivalents of $563.0 million, short-term investments of $581.7 million and long-term investments of $450.6 million. We regularly invest excess funds in money market funds, commercial paper and government and non-government debt securities with maturities of up to three years.

        Net cash provided by operating activities was $269.1 million and $20.5 million in 2000 and 1999, respectively. Net cash used in operating activities was $24.8 million in 1998. Net cash flows used in operating activities in each period primarily consisted of increases in accounts receivable, as well as increases in prepaid expenses and other current and long-term assets. For 1999 and 1998, net losses also contributed to the net cash flows used in operating activities. Net cash provided by operating activities in each period were primarily attributed to non-cash charges such as depreciation and amortization, as well as increases in accounts payable and other liabilities and deferred revenue. In addition, net income and a tax benefit from employee stock options also contributed to the net cash provided by operating activities in 2000.

        Net cash used in investing activities was $894.2 million and $305.4 million in 2000 and 1999, respectively. Net cash provided by investing activities was $9.3 million in 1998. Net cash used in investing activities for all periods primarily consisted of purchases of available for sale investments, as well as purchases of property and equipment. Net cash used in investing activities in 2000 and 1999 also include minority investments and business acquisitions. Net cash provided by investing activities for all periods consisted entirely of maturities of available-for-sale investments.

        Net cash provided by financing activities was $1.0 billion for 2000, primarily from the net proceeds of our issuance of convertible subordinated notes, as well as proceeds from employee stock option exercises, partially offset by the repurchase of one million shares of our common stock. Net cash provided by financing activities was $422.9 million for the year ended December 31, 1999, primarily from the net proceeds of our initial and secondary public offerings, as well as our convertible preferred stock offering, partially offset by payments on lease obligations. Net cash provided by financing activities was $5.2 million for 1998, primarily from proceeds from sale-leaseback liabilities, partially offset by payments on lease obligations.

        Our capital requirements depend on numerous factors, including market acceptance of our products; resources we devote to developing, marketing, selling and supporting our products; and timing and extent of establishing international operations.

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

RECENT ACCOUNTING PRONOUNCEMENTS

        In June 1998, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133, as amended, establishes accounting methods for derivative financial instruments and hedging activities related to those instruments, as well as other hedging activities. We are required to adopt SFAS 133 effective January 1, 2001. Because we currently do not hold any derivative instruments and do not engage in hedging activities, we do not currently believe that the adoption of SFAS 133, as amended, will have a significant impact on our financial position or results of operations.

        In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 ("SAB 101"). SAB 101 summarizes certain areas of the Staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. We believe that our current revenue recognition principles comply with SAB 101.

        In March 2000, the FASB issued Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation--an Interpretation of APB 25" ("FIN 44"). This Interpretation clarifies (a) the definition of "employee" for purposes of applying APB 25, (b) the criteria for determining whether a plan qualifies as a non compensatory plan, (c) the accounting consequence of various modifications to the terms of a previously fixed stock option or award, and (d) the accounting for an exchange of stock compensation awards in a business combination. This Interpretation became effective July 1, 2000, but certain conclusions in this Interpretation cover specific events that occur after either December 15, 1998, or January 12, 2000. To the extent that this Interpretation covers events occurring during the period after December 15, 1998, or January 12, 2000, but before the effective date of July 1, 2000, the effects of applying this Interpretation are recognized on a prospective basis from July 1, 2000. As a result of our adoption of this guidance in July 2000, we recorded approximately $121.7 million of deferred stock-based compensation in connection with the Micro Magic acquisition, of which $11.1 million was expensed in the current period.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

        The primary objective of our investment activities is to preserve principal while at the same time maximizing the income we receive from our investments without significantly increasing risk. Some of the securities that we have invested in may be subject to market risk. This means that a change in prevailing interest rates may cause the principal amount of the investment to fluctuate. To minimize this risk, we maintain our portfolio of cash equivalents and short-term and long-term investments in a variety of securities, including commercial paper, money market funds and government and non-government debt securities. Based on our investment portfolio and interest rates as of December 31, 2000, an immediate and uniform 10% increase or decrease in interest rates would result in a decrease or increase of $5.5 million, respectively, in the fair market value of the portfolio. However, these gains or losses would remain unrealized unless the investments were sold. See Note 3 to the Consolidated Financial Statements.

        Our convertible subordinated notes were issued at a fixed interest rate and with fixed conversion rates and therefore do not expose us to the risk of earnings or cash flow loss due to changes in market interest rates.

FOREIGN CURRENCY RISK

        We market and sell our products throughout the world; however to date our sales have all been made in US dollars. In addition, our operations are primarily located in the United States. Accordingly, we have had no material exposure to foreign currency rate fluctuations.

                             JUNIPER NETWORKS, INC.

                           CONSOLIDATED BALANCE SHEETS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                          DECEMBER 31,
                                                                                ---------------------------
                                                                                   2000               1999
                                                                                -----------         -------
                                 ASSETS
Current assets:
  Cash and cash equivalents .............................................       $   563,005        $158,043
  Short-term investments ................................................           581,738         187,915
  Accounts receivable, net of allowance for doubtful
     accounts of $3,727 in 2000 ($632 in 1999) ..........................           176,535          23,950
  Prepaid expenses and other current assets .............................            27,269           7,925
                                                                                -----------        --------
Total current assets ....................................................         1,348,547         377,833
Property and equipment, net .............................................            36,440          12,416
Long-term investments ...................................................           450,568          97,201
Goodwill and other purchased intangible assets, net .....................           136,047          17,355
Other long-term assets ..................................................           131,527           8,573
                                                                                -----------        --------
Total assets ............................................................       $ 2,103,129        $513,378
                                                                                ===========        ========

                 LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable ......................................................       $    72,347        $ 15,368
  Accrued compensation and related liabilities ..........................            21,644           5,371
  Accrued warranty ......................................................            35,394           9,641
  Interest payable ......................................................            16,118              --
  Income tax payable ....................................................            12,725           2,259
  Other accrued liabilities .............................................            23,555           3,754
  Deferred revenue ......................................................            34,625          19,270
                                                                                -----------        --------
Total current liabilities ...............................................           216,408          55,663
Convertible subordinated notes and other long-term liabilities ..........         1,156,719              --
Commitments
Stockholders' equity:
  Convertible preferred stock, $0.00001 par value: 10,000 shares
    authorized; none issued and outstanding .............................                --              --
  Common stock, $0.00001 par value, 1,000,000 shares authorized; 318,085 and 311,878 shares issued and outstanding at December 31, 2000 and
    1999 ................................................................                 3               3
  Additional paid-in capital ............................................           735,100         513,695
  Deferred stock compensation ...........................................          (111,813)         (3,001)
  Accumulated other comprehensive income (loss) .........................            10,963            (815)
  Retained earnings (accumulated deficit) ...............................            95,749         (52,167)
                                                                                -----------        --------
Total stockholders' equity ..............................................           730,002         457,715
                                                                                -----------        --------
Total liabilities and stockholders' equity ..............................       $ 2,103,129        $513,378
                                                                                ===========        ========


                             See accompanying notes.

                             JUNIPER NETWORKS, INC.

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                               YEAR ENDED DECEMBER 31,
                                                                   --------------------------------------------
                                                                     2000              1999             1998
                                                                   ---------         ---------         --------
Net revenues ..............................................        $ 673,501         $ 102,606         $  3,807
Cost of revenues ..........................................          237,554            45,272            4,416
                                                                   ---------         ---------         --------
Gross profit (loss) .......................................          435,947            57,334             (609)
Operating expenses:
  Research and development ................................           87,833            41,502           23,987
  Sales and marketing .....................................           89,029            20,931            4,216
  General and administrative ..............................           21,176             5,235            2,223
  Amortization of deferred stock compensation (1) .........           12,900             3,265            1,235
  Amortization of goodwill and purchased intangibles ......           10,920             1,021               --
  In-process research and development .....................           10,000                --               --
  Charitable contribution .................................           10,000                --               --
                                                                   ---------         ---------         --------
          Total operating expenses ........................          241,858            71,954           31,661
                                                                   ---------         ---------         --------
Operating income (loss) ...................................          194,089           (14,620)         (32,270)
Interest income ...........................................           88,960             8,539            1,956
Interest expense ..........................................          (52,677)             (528)            (655)
                                                                   ---------         ---------         --------
Income (loss) before income taxes .........................          230,372            (6,609)         (30,969)
Provision for income taxes ................................           82,456             2,425                2
                                                                   ---------         ---------         --------
Net income (loss) .........................................        $ 147,916         $  (9,034)        $(30,971)
                                                                   =========         =========         ========

Net income (loss) per share:
Basic .....................................................        $    0.49         $   (0.05)        $  (0.40)
                                                                   =========         =========         ========
Diluted ...................................................        $    0.43         $   (0.05)        $  (0.40)
                                                                   =========         =========         ========

Shares used in computing net income (loss) per share:
Basic .....................................................          304,381           189,322           77,742
                                                                   =========         =========         ========
Diluted ...................................................          347,858           189,322           77,742
                                                                   =========         =========         ========


(1) Deferred stock compensation is allocable as follows:

                                       YEAR ENDED DECEMBER 31,
                                  -----------------------------------
                                    2000          1999          1998
                                  -------        ------        ------
Cost of revenues                  $   382        $  473        $  163
Research and development            9,170         1,826           806
Sales and marketing                 3,086           773           189
General and administrative            262           193            77
                                  -------        ------        ------
    Total                         $12,900        $3,265        $1,235
                                  =======        ======        ======

                             See accompanying notes.

                             JUNIPER NETWORKS, INC.

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                                        CONVERTIBLE
                                                      PREFERRED STOCK          COMMON STOCK             TREASURY STOCK
                                                    ---------------------    ------------------     ----------------------
                                                     SHARES      AMOUNT      SHARES     AMOUNT       SHARES       AMOUNT
                                                    -------     ---------    -------    -------     --------     ---------
Balance at December 31, 1997 ....................    10,717     $      --    114,728    $    --           --     $      --
Exercise of stock options by
  employees, net of repurchases .................        --            --      8,736          1           --            --
Deferred stock compensation .....................        --            --         --         --           --            --
Amortization of deferred stock
  compensation ..................................        --            --         --         --           --            --
Net loss ........................................        --            --         --         --           --            --
                                                    -------     ---------    -------    -------     --------     ---------
Balance at December 31, 1998 ....................    10,717            --    123,464          1           --            --
Issuance of Series D and D-1
  preferred stock to investors ..................     3,080            --         --         --           --            --
Conversion of preferred stock to
  common stock ..................................   (13,797)           --    153,588          2           --            --
Issuance of common stock, net of
  issuance costs of $1,885 ......................        --            --     23,226         --           --            --
Exercise of common stock
  warrants ......................................        --            --      1,558         --           --            --
Exercise of stock options by
  employees, net of repurchases .................        --            --      9,776         --           --            --
Issuance of common stock and
  options in connection with the
  acquisition of intellectual
  property and other
  intangibles ...................................        --            --        266         --           --            --
Deferred stock compensation .....................        --            --         --         --           --            --
Amortization of deferred stock
  compensation ..................................        --            --         --         --           --            --
Other comprehensive loss:
  Change in unrealized loss on
    available-for-sale
    securities ..................................        --            --         --         --           --            --
  Net loss ......................................        --            --         --         --           --            --

Comprehensive loss ..............................        --            --         --         --           --            --
                                                    -------     ---------    -------    -------     --------     ---------
Balance at December 31, 1999 ....................        --            --    311,878          3           --            --
Issuance of common stock in
   connection with the Employee
   Stock Purchase Program .......................        --            --        627         --           --            --
Issuance of common stock  in
  connection with the acquisition of
  Pacific Advantage Limited .....................        --            --         66         --           --            --
Charitable contribution .........................        --            --        135         --           --            --
Stock repurchase ................................        --            --                    --       (1,000)     (130,000)
Issuance of common stock and
  options in connection with the
  acquisition of Micro Magic, Inc. ..............        --            --         --         --          828       107,685
Exercise of stock options by
  employees, net of repurchases .................        --            --      5,379         --          172        22,315
Amortization of deferred stock
  compensation ..................................        --            --         --         --           --            --
Tax benefits from employee stock
   option plans .................................        --            --         --         --           --            --
Other comprehensive gain:
  Change in unrealized gain on available-for-sale
   securities, net of tax effect ................        --            --         --         --           --            --
  Net income ....................................        --            --         --         --           --            --

Comprehensive income ............................        --            --         --         --           --            --
                                                    -------     ---------    -------    -------     --------     ---------
Balance at December 31, 2000 ....................        --     $      --    318,085    $     3           --     $      --
                                                    =======     =========    =======    =======     ========     =========

                                                                               ACCUMULATED
                                                     ADDITIONAL   DEFERRED       OTHER                      TOTAL
                                                      PAID-IN      STOCK      COMPREHENSIVE ACCUMULATED  STOCKHOLDERS'
                                                      CAPITAL   COMPENSATION   GAIN (LOSS)    DEFICIT       EQUITY
                                                     ---------- ------------  ------------- -----------  -------------
Balance at December 31, 1997 ....................     $ 58,210    $      --     $     --     $ (12,162)    $  46,048
Exercise of stock options by
  employees, net of repurchases .................          752           --           --            --           753
Deferred stock compensation .....................        6,388       (6,388)          --            --            --
Amortization of deferred stock
  compensation ..................................           --        1,235           --            --         1,235
Net loss ........................................           --           --           --       (30,971)      (30,971)
                                                      --------    ---------     --------     ---------     ---------
Balance at December 31, 1998 ....................       65,350       (5,153)          --       (43,133)       17,065
Issuance of Series D and D-1
  preferred stock to investors ..................       33,948           --           --            --        33,948
Conversion of preferred stock to
  common stock ..................................           --           --           --            --             2
Issuance of common stock, net of
  issuance costs of $1,885 ......................      389,453           --           --            --       389,453
Exercise of common stock
  warrants ......................................           --           --           --            --            --
Exercise of stock options by
  employees, net of repurchases .................        6,870           --           --            --         6,870
Issuance of common stock and
  options in connection with the
  acquisition of intellectual
  property and other
  intangibles ...................................       16,960           --           --            --        16,960
Deferred stock compensation .....................        1,114       (1,114)          --            --            --
Amortization of deferred stock
  compensation ..................................           --        3,266           --            --         3,266
Other comprehensive loss:
  Change in unrealized loss on
    available-for-sale
    securities ..................................           --           --         (815)           --          (815)
  Net loss ......................................           --           --           --        (9,034)       (9,034)
                                                                                                           ---------
Comprehensive loss ..............................           --           --           --            --        (9,849)
                                                      --------    ---------     --------     ---------     ---------
Balance at December 31, 1999 ....................      513,695       (3,001)        (815)      (52,167)      457,715
Issuance of common stock in
   connection with the Employee
   Stock Purchase Program .......................        3,429           --           --            --         3,429
Issuance of common stock  in
  connection with the acquisition of
  Pacific Advantage Limited .....................        3,800           --           --            --         3,800
Charitable contribution .........................       10,000           --           --            --        10,000
Stock repurchase ................................           --           --           --            --      (130,000)
Issuance of common stock and
  options in connection with the
  acquisition of Micro Magic, Inc. ..............      111,519     (121,712)          --            --        97,492
Exercise of stock options by
  employees, net of repurchases .................       10,971           --           --            --        33,286
Amortization of deferred stock
  compensation ..................................           --       12,900           --            --        12,900
Tax benefits from employee stock
   option plans .................................       81,686           --           --            --        81,686
Other comprehensive gain:
  Change in unrealized gain on available-for-sale
   securities, net of tax effect ................           --           --       11,778            --        11,778
  Net income ....................................           --           --           --       147,916       147,916
                                                                                                           ---------
Comprehensive income ............................           --           --           --            --       159,694
                                                      --------    ---------     --------     ---------     ---------
Balance at December 31, 2000 ....................     $735,100    $(111,813)    $ 10,963     $  95,749     $ 730,002
                                                      ========    =========     ========     =========     =========

                             JUNIPER NETWORKS, INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                                YEAR ENDED DECEMBER 31,
                                                                                   ----------------------------------------------
                                                                                      2000               1999             1998
                                                                                   -----------         ---------         --------
OPERATING ACTIVITIES:
Net income (loss) .........................................................        $   147,916         $  (9,034)        $(30,971)
Adjustments to reconcile net income (loss) to net cash from operating activities:
  Depreciation ............................................................             10,975             5,306            2,171
  Amortization of goodwill, purchased intangibles
    and deferred stock compensation .......................................             23,820             4,933            1,602
  Amortization of debt related charges ....................................              3,206                --               --
  Tax benefit of employee stock option plans ..............................             81,686                --               --
  Issuance of stock for consulting services ...............................                 --                --               30
  Issuance of stock as a charitable contribution ..........................             10,000                --               --
  In-process research and development charge ..............................             10,000                --               --
  Write-down of minority equity investments ...............................              4,575                --               --
  Changes in operating assets and liabilities:
    Accounts receivable ...................................................           (152,585)          (15,894)          (8,056)
    Prepaid expenses and other current assets .............................            (19,344)           (7,892)            (504)
    Other long-term assets ................................................            (11,761)             (398)             (10)
    Accounts payable and other current liabilities ........................            103,214            16,593            4,084
    Accrued warranty ......................................................             25,753             8,957              684
    Accrued milestone payment .............................................                 --                --             (423)
    Accrued compensation and related liabilities ..........................             16,273             4,257              869
    Deferred revenue ......................................................             15,355            13,631            5,639
    Other long-term liabilities ...........................................                 --                --               43
                                                                                   -----------         ---------         --------
Net cash provided by (used in) operating activities .......................            269,083            20,459          (24,842)
INVESTING ACTIVITIES:
Purchases of property and equipment, net ..................................            (34,999)          (10,020)          (6,531)
Purchases of available-for-sale investments ...............................         (1,437,406)         (324,437)          (3,501)
Maturities of available-for-sale investments ..............................            718,714            38,506           19,286
Minority equity investments ...............................................           (100,496)           (8,000)              --
Acquisition of businesses, inclusive of intellectual
  property and other intangibles, net of cash acquired ....................            (39,974)           (1,456)              --
                                                                                   -----------         ---------         --------
Net cash provided by (used in) investing activities .......................           (894,161)         (305,407)           9,254
FINANCING ACTIVITIES:
Proceeds from sale-leaseback liabilities ..................................                 --                --            5,705
Payments on lease obligations .............................................                 --            (7,381)          (1,157)
Proceeds from issuance of convertible subordinated notes ..................          1,123,325                --               --
Proceeds from issuance of preferred stock .................................                 --            33,948               --
Proceeds from issuance of common stock ....................................             36,715           396,326              696
Repurchase of common stock ................................................           (130,000)               --               --
                                                                                   -----------         ---------         --------
Net cash provided by financing activities .................................          1,030,040           422,893            5,244
                                                                                   -----------         ---------         --------
Net increase (decrease) in cash and cash equivalents ......................            404,962           137,945          (10,344)
Cash and cash equivalents at beginning of period ..........................            158,043            20,098           30,442
                                                                                   -----------         ---------         --------
Cash and cash equivalents at end of period ................................        $   563,005         $ 158,043         $ 20,098
                                                                                   ===========         =========         ========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for interest ....................................................        $    28,375         $     477         $    592
                                                                                   ===========         =========         ========
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING
  ACTIVITIES:
Acquisition of property and equipment under capital lease .................        $        --         $      --         $  5,692
                                                                                   ===========         =========         ========
Deferred stock compensation ...............................................        $   121,712         $   1,114         $  6,388
                                                                                   ===========         =========         ========
Common stock issued in connection with acquisitions .......................        $   129,486         $  16,960         $     --
                                                                                   ===========         =========         ========

                             See accompanying notes.

                             JUNIPER NETWORKS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

        Juniper Networks, Inc. ("Juniper Networks" or the "Company") was incorporated in the state of California on February 2, 1996. Effective March 15, 1998, Juniper Networks was reincorporated in the state of Delaware. Juniper Networks was established for the purpose of providing Internet infrastructure solutions to Internet service providers and other telecommunication service providers. Juniper Networks develops next generation Internet backbone routers.

        In September 1998, Juniper Networks began shipping its first product, the M40 Internet backbone router, with volume shipments beginning in October 1998. Juniper Networks subsequently introduced the M20 in December 1999, the M160 in March 2000 and the M5 and M10 product platforms in September 2000. Juniper Networks currently sells its products to major service providers in North America through its direct sales force and sells to international customers primarily through value added resellers.

BASIS OF PRESENTATION

        The consolidated financial statements include the accounts of Juniper Networks and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

USE OF ESTIMATES

        The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Examples of Juniper Networks' estimates include, but are not limited to, doubtful account provisions and warranty costs. Despite the Company's intention to establish accurate estimates and assumptions, actual results could differ materially from those estimates.

RECLASSIFICATIONS

        Certain reclassifications, none of which affected operating or net income (loss), have been made to prior year amounts to conform to the current year presentation.

CASH AND CASH EQUIVALENTS

        Juniper Networks considers all highly liquid investments with original maturity dates of 90 days or less at the date of acquisition to be cash equivalents. Cash equivalents consist of money market funds, commercial paper, government securities, certificates of deposit, and corporate securities.

INVESTMENTS

        The Company's marketable securities are classified as available-for-sale as of the balance sheet dates and are reported at fair value, with unrealized gains and losses, net of tax, recorded in stockholders' equity. Realized gains or losses and declines in value determined to be other than temporary, if any, on available-for-sale securities will be reported in other income or expense as incurred.

        Juniper Networks also has certain other minority equity investments in non-publicly traded companies. These investments are included in other assets on the balance sheet and are generally carried at cost as Juniper Networks owns less than 20% of the voting equity and does not have the ability to exercise significant influence over these companies. As of December 31, 2000 and 1999, $88.9 million and $8.0 million of these investments are included in other long-term assets. These investments are inherently high risk as the market for technologies or products manufactured by these companies are usually early stage at the time of the investment by Juniper Networks and such markets may never be significant. Juniper Networks could lose its entire investment in certain or all of these companies. Juniper Networks monitors these investments for impairment and makes appropriate reductions in carrying values when necessary. During 2000, Juniper Networks wrote-down these investments by $4.6 million. No write-downs were recorded in 1999.

FAIR VALUE OF FINANCIAL INSTRUMENTS AND CONCENTRATIONS

        The carrying value of the Company's cash and cash equivalents, investments and accounts receivable approximates fair market value due to the short period of time to maturity. The carrying amounts and fair value of the Company's convertible subordinated notes was $1.15 billion and $1.17 billion, respectively, at December 31, 2000. The fair value of the convertible subordinated notes is based upon quoted market rates. Financial instruments that subject Juniper Networks to concentrations of credit risk consist primarily of cash and cash equivalents, investments and trade accounts receivable. Part of the Company's investment portfolio includes minority equity investments in publicly traded companies, the values of which are subject to significant market price volatility. Juniper Networks maintains its cash and cash equivalents and investments with six high quality financial institutions. The Company's customer base consists of businesses throughout the world. Juniper Networks performs ongoing credit evaluations of its customers and generally does not require collateral on accounts receivable. Juniper Networks maintains reserves for potential credit losses and historically, such losses have been within management's expectations.

        The Company's net revenues for 2000 were derived from the sale of five product platforms, the M5, M10, M20, M40 and M160 Internet routers. Net revenues for 1999 and 1998 were derived from the sale of one product, the M40. For 2000, one customer, customer A, accounted for 18% of net revenues. For 1999, two customers, customers A and C, accounted for 32% and 26% of net revenues. For 1998, two customers, customers A and B, accounted for 78% and 22% of net revenues. For 2000 and 1999, export sales accounted for a total of 35% and 22%, respectively, of net revenues.

        Juniper Networks purchases certain of its components from sole suppliers. Additionally, Juniper Networks relies on two contract manufacturers for the production of all of its products. The inability of any supplier or manufacturer to fulfill supply requirements of Juniper Networks could negatively impact future operating results.

PROPERTY AND EQUIPMENT

        Property and equipment, including equipment leased under capital leases, are recorded at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the lesser of the estimated useful life, generally three to five years, or the lease term of the respective assets.

GOODWILL AND PURCHASED INTANGIBLE ASSETS

        Goodwill and purchased intangible assets are carried at cost less accumulated amortization. Amortization is computed using the straight-line method over the expected useful life of three years. As of December 31, 2000 and 1999, accumulated amortization of goodwill and purchased intangible assets totaled $11.9 million and $1.0 million, respectively.

VALUATION OF LONG-LIVED ASSETS

        In accordance with Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," Juniper Networks periodically evaluates the carrying value of long-lived assets and certain identifiable intangibles for impairment, when events and circumstances indicate that the book value of an asset may not be recoverable. An impairment loss is recognized whenever the review demonstrates that the book value of a long-lived asset is not recoverable. Since inception through December 31, 2000, no impairment losses have been identified.

REVENUE RECOGNITION

        Juniper Networks generally recognizes product revenue when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectibility is probable, unless Juniper Networks has future obligations for network interoperability or has to obtain customer acceptance, in which case revenue and related costs are deferred until those obligations are met. Revenue from service obligations is deferred and generally recognized ratably over the period of the obligation. Amounts billed in excess of revenue recognized are included as deferred revenue and accounts receivable in the accompanying consolidated balance sheets. Juniper Networks accrues for warranty costs, sales returns, and other allowances based on its best estimate of costs that will be incurred on delivered product.

RESEARCH AND DEVELOPMENT

        Costs to develop the Company's products are expensed as incurred in accordance with Statement of Financial Accounting Standards No. 2, "Accounting for Research and Development Costs," which establishes accounting and reporting standards for research and development.

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

ADVERTISING COSTS

        Advertising costs are expensed as incurred and the totals have been insignificant to date.

STOCK-BASED COMPENSATION

        Juniper Networks accounts for its stock options and equity awards in accordance with the provisions of the Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and has elected to follow the "disclosure only" alternative prescribed by FASB SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123").

STOCK SPLITS

        Juniper Networks effected a three-for-two stock split of its common stock on each of June 27, 1997 and October 2, 1998, a three-for-one stock split in the form of a 200% common stock dividend paid on January 14, 2000 and a two-for-one stock split in the form of a 100% common stock dividend paid on June 15, 2000. All share and per share amounts have been adjusted to reflect the splits.

NET INCOME (LOSS) PER SHARE

        Net income (loss) per share is calculated in accordance with SFAS No. 128, "Earnings per Share." Under the provisions of SFAS No. 128, basic net income (loss) per share is computed by dividing the net income (loss) available to common stockholders' for the period by the weighted average number of common shares outstanding during the period, excluding shares subject to repurchase. Diluted net income (loss) per share is computed by dividing the net income
(loss) for the period by the weighted average number of common and potential common shares outstanding during the period if their effect is dilutive. Potential common shares comprise restricted common stock and incremental common shares issuable upon the exercise of stock options.

SEGMENT AND GEOGRAPHIC INFORMATION

        In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"). This Statement establishes standards for the way companies report information about operating segments in annual financial statements. It also establishes standards for related disclosures about products and services, geographic areas and major customers. In accordance with the provisions of SFAS 131, Juniper Networks has determined that it does not have separately reportable operating segments. Juniper Networks operates in one principal business segment across domestic and international markets.

RECENT ACCOUNTING PRONOUNCEMENTS

        In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133, as amended, establishes methods for derivative financial instruments and hedging activities related to those instruments, as well as other hedging activities. Juniper Networks is required to adopt SFAS 133 effective January 1, 2001. Because Juniper Networks currently does not hold any derivative instruments and does not engage in hedging activities, Juniper Networks does not currently believe that the adoption of SFAS 133, as amended, will have a significant impact on its financial position or results of operations.

        In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 ("SAB 101"). SAB 101 summarizes certain areas of the Staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. Juniper Networks believes that its current revenue recognition principles comply with SAB 101.

        In March 2000, the FASB issued Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation--an Interpretation of APB 25". This Interpretation clarifies (a) the definition of employee for purposes of applying APB 25, (b) the criteria for determining whether a plan qualifies as a non compensatory plan, (c) the accounting consequence of various modifications to the terms of a previously fixed stock option or award, and (d) the accounting for an exchange of stock compensation awards in a business combination. This Interpretation became effective July 1, 2000, but certain conclusions in this Interpretation cover specific events that occur after either December 15, 1998, or January 12, 2000. To the extent that this Interpretation covers events occurring during the period after December 15, 1998, or January 12, 2000, but before the effective date of July 1, 2000, the effects of applying this Interpretation are recognized on a prospective basis from July 1, 2000. In July 2000, in accordance with Interpretation No. 44, Juniper Networks recorded approximately $121.7 million of deferred stock-based compensation in connection with the Micro Magic, Inc. acquisition of which $11.1 million was expensed in the current year.


2. ACQUISITION OF MICRO MAGIC, INC.

        On December 8, 2000, Juniper Networks acquired Micro Magic, Inc., ("Micro Magic"), an integrated circuit solutions company. The acquisition was accounted for using the purchase method of accounting and accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair values on the acquisition date. Since December 8, 2000, Micro Magic's results of operations have been included in the Company's Consolidated Statements of Operations. The fair value of the intangible assets was determined based upon a valuation using a combination of methods, including a cost approach for the assembled workforce and an income approach for the core technology.

        The purchase price of approximately $259.3 million consisted of an exchange of approximately 828,000 shares of the Company's common stock with a fair value of approximately $125.7 million, assumed stock options with a fair value of approximately $93.5 million, approximately $40.0 million in cash, and other acquisition related expenses of approximately $150,000 consisting of payments for professional fees. Of the total purchase price, approximately $1.9 million was allocated to the net tangible assets acquired, approximately $121.7 million was recorded as deferred compensation, and the remainder was allocated to intangible assets, including in-process technology of $10.0 million, core technology of $7.3 million, assembled workforce of $900,000 and goodwill of approximately $117.5 million. The deferred compensation charge relates to the intrinsic value of unvested stock options and restricted stock assumed in the transaction. The applications from the in-process technology project have been integrated into Juniper Networks' products. The efforts required to complete the acquired in-process technology included the completion of all planning, designing and testing activities that were necessary to establish that the product can be produced to meet its design requirements, including functions, features and technical performance requirements.

        The value of the acquired in-process technology was computed using a discounted cash flow analysis rate of 19% on the anticipated income stream of the related product revenues. The discounted cash flow analysis was based on management's forecast of future revenues, cost of revenues, and operating expenses related to the products and technologies purchased from Micro Magic. The calculation of value was then adjusted to reflect only the value creation efforts of Micro Magic prior to the close of the acquisition. At the time of the acquisition, the product was approximately 88% complete. The majority of the costs to complete the project will be incurred in fiscal 2001 and the remaining costs are not material. The resultant value of in-process technology was further reduced by the estimated value of core technology and was expensed in the period the transaction was consummated. The deferred compensation is presented as a reduction of stockholders' equity and is being amortized over the vesting period of the applicable options or restricted stock using the graded vesting method. The acquired intangible assets are being amortized over their estimated useful lives of three years. Goodwill is being amortized using the straight-line method over three years, resulting in an aggregate quarterly charge of $9.8 million during the amortization period. At December 31, 2000, cumulative amortization of goodwill, other intangible assets and deferred compensation associated with this acquisition totaled $14.6 million.

        The following is a summary of the allocation of the purchase price in the acquisition of Micro Magic (in thousands):

Net assets acquired .....................  $  1,930
In-process research and development .....    10,000
Assembled workforce .....................       900
Purchased technology ....................     7,300
Goodwill ................................   117,486
Deferred compensation on unvested
  stock and stock options ...............   121,711
                                           --------
  Total                                    $259,327
                                           ========

        The following unaudited pro forma summary presents the Company's consolidated results of operations for the year ended December 31, 2000 and 1999 as if the Micro Magic acquisition had been consummated at the beginning of each period. The pro forma consolidated results of operations include certain pro forma adjustments, including amortization of goodwill and other intangible assets, amortization of deferred compensation and the elimination of the charge for acquired in process research and development.

        Unaudited pro forma results for the years ended December 31, are as follows (in thousands, except per share amounts):

                                               2000             1999
                                             --------        ---------
Net revenues .............................   $677,400        $ 106,050
Net income (loss) ........................     45,079         (130,454)
Basic net income (loss) per share ........   $   0.15        $   (0.69)
Diluted net income (loss) per share ......   $   0.13        $   (0.69)

        The pro forma results are not necessarily indicative of those that would have actually occurred had the acquisitions taken place at the beginning of the periods presented.

3. CASH EQUIVALENTS, SHORT-TERM AND LONG-TERM INVESTMENTS

        Cash equivalents, short-term and long-term investments consist of the following (in thousands):

                                                                         DECEMBER 31, 2000
                                                   -----------------------------------------------------------------
                                                                      GROSS             GROSS
                                                    AMORTIZED       UNREALIZED        UNREALIZED          ESTIMATED
                                                      COST            GAINS             LOSSES            FAIR VALUE
                                                   ----------       ----------        -----------         ----------
Money market funds ........................        $  281,380        $     --         $        --         $  281,380
Commercial paper ..........................           200,722              --                  --            200,722
Certificates of deposit ...................            19,281              --                  --             19,281
Government securities .....................           292,144           2,085                  (9)           294,220
Corporate debt securities .................           631,946           4,898                (303)           636,541
Asset-backed securities ...................            63,807             148                  --             63,955
Equity securities .........................            10,000          10,863                  --             20,863
                                                   ----------        --------         -----------         ----------
                                                   $1,499,280        $ 17,994         $      (312)        $1,516,962
                                                   ==========        ========         ===========         ==========
Included in cash and cash equivalents .....        $  484,637        $     19         $        --         $  484,656
Included in short-term investments ........           579,520           2,464                (246)           581,738
Included in long-term investments .........           435,123          15,511                 (66)           450,568
                                                   ----------        --------         -----------         ----------
                                                   $1,499,280        $ 17,994         $      (312)        $1,516,962
                                                   ==========        ========         ===========         ==========
Due within one year .......................        $1,064,157        $  2,483         $      (246)        $1,066,394
Due between one year and two years ........           337,662          13,915                 (62)           351,515
Due between two years and three years .....            97,461           1,596                  (4)            99,053
                                                   ----------        --------         -----------         ----------
                                                   $1,499,280        $ 17,994         $      (312)        $1,516,962
                                                   ==========        ========         ===========         ==========

                                                                         DECEMBER 31, 1999
                                                   -----------------------------------------------------------------
                                                                      GROSS             GROSS
                                                    AMORTIZED       UNREALIZED        UNREALIZED          ESTIMATED
                                                      COST            GAINS             LOSSES            FAIR VALUE
                                                   ----------       ----------        -----------         ----------
Money market funds ........................        $   56,034        $     --         $        --         $   56,034
Commercial paper ..........................            79,862              --                  --             79,862
Certificates of deposit ...................                66              --                  --                 66
Government securities .....................           135,325               5                (181)           135,149
Corporate debt securities .................           151,829              12                (651)           151,190
Asset-backed securities ...................             8,000              --                  --              8,000
                                                   ----------        --------         -----------         ----------
                                                   $  431,116        $     17         $      (832)        $  430,301
                                                   ==========        ========         ===========         ==========
Included in cash and cash equivalents .....        $  145,179        $      6         $        --         $  145,185
Included in short-term investments ........           188,170              11                (266)           187,915
Included in long-term investments .........            97,767              --                (566)            97,201
                                                   ----------        --------         -----------         ----------
                                                   $  431,116        $     17         $      (832)        $  430,301
                                                   ==========        ========         ===========         ==========
Due within one year .......................        $  333,349        $     17         $      (266)        $  333,100
Due between one year and two years ........            94,500              --                (537)            93,963
Due between two years and three years .....             3,267              --                 (29)             3,238
                                                   ----------        --------         -----------         ----------
                                                   $  431,116        $     17         $      (832)        $  430,301
                                                   ==========        ========         ===========         ==========

4. PROPERTY AND EQUIPMENT, NET

        Property and equipment consist of the following (in thousands):

                                                                          DECEMBER 31,
                                                                    -------------------------
                                                                      2000             1999
                                                                    --------         --------
Computers and equipment ....................................        $ 34,511         $ 14,953
Purchased software .........................................           9,688            4,252
Leasehold improvements .....................................           9,010               --
Furniture and fixtures .....................................           2,379            1,383
                                                                    --------         --------
Total ......................................................          55,588           20,588
Less accumulated depreciation and lease amortization .......         (19,148)          (8,172)
                                                                    --------         --------
Property and equipment, net ................................        $ 36,440         $ 12,416
                                                                    ========         ========

5. COMMITMENTS

        Juniper Networks leases its facilities under operating leases that expire in 2012. Rental expense for the years ended December 31, 2000, 1999 and 1998, was approximately $5.1 million, $1.8 million and $937,000, respectively.

        Future minimum payments under the noncancellable operating leases consist of the following (in thousands):

                                                     DECEMBER 31,
                                                        2000
                                                     ------------
2001...........................................      $   13,486
2002...........................................          18,615
2003...........................................          18,829
2004...........................................          17,872
2005...........................................          18,004
Thereafter.....................................         135,029
                                                      ---------
     Total minimum lease payments..............       $ 221,835
                                                      =========

6. LONG-TERM DEBT

        In March 2000, Juniper Networks received $1.12 billion of net proceeds from an offering of $1.15 billion aggregate principal amount 4.75% Convertible Subordinated Notes (convertible notes) due March 15, 2007. Interest on the convertible notes accrues at 4.75% per year and is payable on March 15 and September 15 each year in cash. The convertible notes are subordinate in right of payment to all senior debt. The convertible notes are convertible into shares of Juniper Networks common stock at any time prior to maturity or their prior redemption or repurchase by Juniper Networks. The conversion rate is 6.0992 shares per each $1,000 principal amount of convertible notes, subject to adjustment in certain circumstances. On or after the third business day after March 15, 2003, Juniper Networks has the option to redeem the convertible notes at the following redemption price (expressed as percentages of principle amount):

                                                                        REDEMPTION
Period                                                                     PRICE
                                                                        ----------
Beginning on the third business day after March 15, 2003 and
  ending on March 14, 2004 ..........................................     102.714%
Beginning on March 15, 2004 and ending on March 14, 2005 ............     102.036
Beginning on March 15, 2005 and ending on March 14, 2006 ............     101.357
Beginning on March 15, 2006 and ending on March 14, 2007 ............     100.679


7. STOCKHOLDERS' EQUITY

COMMON STOCK

        Juniper Networks is authorized to issue up to 1,000,000,000 shares of its common stock. At December 31, 2000 and 1999, approximately 318,085,000 and 311,878,000 shares were issued and outstanding. Prior to the adoption of the 1996 Stock Option Plan, Juniper Networks issued shares of common stock to founders, investors and employees. The shares issued to investors were fully vested upon purchase. Generally, shares issued to founders and employees were sold pursuant to restricted stock purchase agreements containing provisions established by the Board of Directors. These provisions give Juniper Networks the right to repurchase the shares at the original sales price. This right expires at the rate of 25% after one year and 2.0833% per month thereafter. At December 31, 1999 1,680,002 shares issued outside of the 1996 Stock Option Plan remained subject to repurchase (none at December 31, 2000).

STOCK REPURCHASE

        On December 6, 2000, Juniper Networks repurchased 1,000,000 shares of its common stock at a cost of approximately $130.0 million. All shares repurchased were subsequently reissued later in December 2000 with the difference between the repurchase price and the re-issuance price charged to additional paid-in capital.

STOCK OPTION PLANS

Amended and Restated 1996 Stock Option Plan

        The Company's Amended and Restated 1996 Stock Option Plan (the "1996 Plan") provides for the granting of incentive stock options to employees and nonstatutory stock options to employees, directors and consultants. Incentive stock options are granted at an exercise price of not less than the fair value per share of the common stock on the date of grant. Nonstatutory stock options may be granted at an exercise price of not less than 85% of the fair value per share on the date of grant; however, no nonstatutory stock options have been granted for less than fair market value on the date of grant. Vesting and exercise provisions are determined by the Board of Directors. Options granted under the 1996 Plan generally become exercisable over a four-year period beginning on the date of grant. Options granted under the 1996 Plan have a maximum term of ten years. Options granted to consultants are in consideration for the fair value of services previously rendered, are not contingent upon future events and are expensed in the period of grant. Juniper Networks has authorized 130,718,778 shares of common stock for issuance under the 1996 Plan. At December 31, 2000, 12,370,543 shares were available for future option grants or stock sales under the 1996 Plan.

        The 1996 Plan also provides for the sale of shares of common stock to employees and consultants at the fair value per share of the common stock. Shares issued to consultants are for the fair value of services previously rendered and are not contingent upon future events. Shares sold to employees are made pursuant to restricted stock purchase agreements containing provisions established by the Board of Directors. These provisions give Juniper Networks the right to repurchase the shares at the original sales price upon termination of the employee. This right expires at a rate determined by the Board of Directors, generally at the rate of 25% after one year and 2.0833% per month thereafter. No shares were issued under the 1996 Plan in 2000 and 1999. At December 31, 2000 and 1999, 3,840,162 shares and 18,316,104 shares were subject to repurchase rights under the 1996 Plan. At December 31, 2000 and 1999, 3,660,605 and 2,533,018 shares, respectively, had been repurchased under the 1996 Plan in connection with employee terminations.

2000 Nonstatutory Stock Option Plan

        In July 2000, the Board of Directors adopted the Juniper Networks 2000 Nonstatutory Stock Option Plan (the "2000 Plan"). The 2000 Plan provides for the granting of nonstatutory stock options to employees, directors and consultants. Nonstatutory stock options may be granted at an exercise price of not less than 85% of the fair value per share on the date of grant; however, no nonstatutory stock options have been granted for less than fair market value on the date of grant. Vesting and exercise provisions are determined by the Board of Directors. Options granted under the 2000 Plan generally become exercisable over a four-year period beginning on the date of grant. Options granted under the 2000 Plan have a maximum term of ten years. Options granted to consultants are in consideration for the fair value of services previously rendered, are not contingent upon future events and are expensed in the period of grant. Juniper Networks has authorized 12,000,000 shares of common stock for issuance under the 2000 Plan. At December 31, 2000, 5,442,751 shares were available for future option grants under the 2000 Plan.

Micro Magic 1995 Stock Option Plan and 2000 Stock Option Plan

        In connection with the acquisition of Micro Magic, Inc. in December 2000, the Company assumed all outstanding options under the Micro Magic, Inc. 1995 Stock Option Plan and the Micro Magic, Inc. 2000 Stock Option Plan (collectively, the "MMI Plans"). The MMI Plans have been terminated except with respect to the options outstanding at the time of the acquisition. The MMI Plans provided for the granting of incentive stock options to employees and nonstatutory stock options to employees, directors and consultants. Incentive stock options were granted at an exercise price of not less than the fair value per share of the common stock on the date of grant. Nonstatutory stock options could be granted at an exercise price of not less than 85% of the fair value per share on the date of grant. Vesting and exercise provisions were determined by the Board of Directors of Micro Magic, Inc. Options under the MMI Plans generally become exercisable over a four-year period beginning on the date of grant and have a maximum term of 10 years. Juniper Networks has authorized an aggregate of 626,187 shares of common stock for issuance under the MMI Plans. No shares are available for future option grants under the MMI Plans.

        Option activity under all Plans is summarized as follows:

                                                OUTSTANDING OPTIONS
                                           ------------------------------
                                             NUMBER      WEIGHTED-AVERAGE
                                           OF SHARES      EXERCISE PRICE
                                           ----------    ----------------
Balance at December 31, 1997 .....         10,340,321         $ 0.03
                                           ----------
Options granted ..................         21,074,880         $ 0.31
Options exercised ................         (9,043,896)        $ 0.08
Options canceled .................           (730,056)        $ 0.04
                                           ----------
Balance at December 31, 1998 .....         21,641,249         $ 0.28
                                           ----------
Options granted ..................         33,674,012         $16.88
Options exercised ................         (9,870,180)        $ 0.57
Options canceled .................           (952,930)        $ 3.89
                                           ----------
Balance at December 31, 1999 .....         44,492,151         $12.56
                                           ----------
Options granted and assumed ......         17,875,906         $89.05
Options exercised ................         (7,139,401)        $ 4.98
Options canceled .................         (2,347,672)        $20.41
                                           ----------
Balance at December 31, 2000 .....         52,880,984         $39.96
                                           ==========

        The following schedule summarizes information about stock options outstanding under all Plans as of December 31, 2000:

                                    OPTIONS OUTSTANDING                         OPTIONS EXERCISABLE
                       -------------------------------------------------   -------------------------------
                                     WEIGHTED-AVERAGE
     RANGE OF            NUMBER         REMAINING       WEIGHTED-AVERAGE     NUMBER      WEIGHTED-AVERAGE
 EXERCISE PRICES       OUTSTANDING   CONTRACTUAL LIFE     EXERCISE PRICE   EXERCISABLE    EXERCISE PRICE
-----------------      -----------   ----------------   ----------------   -----------   -----------------
$ 0.02 -- $  0.82       9,507,689          7.46              $   0.32       3,627,057             $ 0.26
$ 1.47 -- $  3.50      10,219,378          8.32              $   2.80       2,208,698             $ 2.59
$ 4.67 -- $ 30.34       2,462,264          8.53              $   9.95         488,127             $ 9.85
$30.35 -- $ 30.35      11,762,775          8.76              $  30.35       2,204,300             $30.35
$31.81 -- $ 79.03       8,917,279          9.16              $  64.85         404,490             $45.71
$87.59 -- $183.06      10,011,599          6.44              $ 112.02             100             $93.94
                       ----------                                           ---------
$ 0.02 -- $183.06      52,880,984          8.06              $  39.96       8,932,772             $10.85
                       ==========                                           =========

As of December 31, 1999, 3,133,192 options were exercisable at an average exercise price of $0.52 and as of December 31, 1998, 651,216 options were exercisable at an average exercise price of $0.03.

        During the year ended December 31, 1998 and the three months ended March 31, 1999, in connection with the grant of certain stock options to employees, Juniper Networks recorded deferred stock compensation of $6.4 million and $1.1 million representing the difference between the exercise price and the deemed fair value of Juniper Networks' common stock on the date such stock options were granted. Such amount is included as a reduction of stockholders' equity and is being amortized by charges to operations on a graded vesting method. Juniper Networks recorded amortization of deferred stock compensation expense of $1.8 million and $3.3 million for 2000 and 1999. At December 31, 2000 and 1999, Juniper Networks had a total of $1.2 million and $3.0 million remaining to be amortized over the corresponding vesting period of each respective option, generally four years. In addition, the Company has recorded $121.7 million of deferred compensation in connection with the acquisition of Micro Magic, Inc., of which $11.1 million has been expensed in 2000.

EMPLOYEE STOCK PURCHASE PLAN

        In April 1999, the Board of Directors approved the adoption of Juniper Networks 1999 Employee Stock Purchase Plan (the Purchase Plan). A total of 3,000,000 shares of common stock were originally reserved for issuance under the 1999 Purchase Plan, plus, commencing on January 1, 2000, annual increases equal to the lesser of 3,000,000 shares, or 1% of the outstanding common shares on such date or a lesser amount determined by the Board of Directors. The 1999 Purchase Plan permits eligible employees to acquire shares of the Company's common stock through periodic payroll deductions of up to 10% of base compensation. No more than 6,000 shares may be purchased by each employee in any twelve-month period, and in no event, may an employee purchase more than $25,000 worth of stock, determined at the fair market value of the shares at the time such option is granted, in one calendar year. The Purchase Plan is implemented in a series of offering periods, each six months in duration; provided, however, that the first offering period was approximately thirteen months in duration, ending on July 31, 2000. The price at which the common stock may be purchased is 85% of the lesser of the fair market value of the Company's common stock on the first day of the applicable offering period or on the last day of the respective offering period.

        As of December 31, 2000, a total of 627,514 shares had been issued under the Purchase Plan at an average price of $5.46 per share, and 5,372,486 shares remained available for future issuance under the Purchase Plan.

STOCK-BASED COMPENSATION

        The Company has elected to follow APB 25 and related interpretations in accounting for its employee stock-based compensation plans. Because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

        Pro forma information regarding net income (loss) and net income (loss) per share has been determined as if Juniper Networks had accounted for its employee stock options (including shares issued under the Purchase Plan) under the fair value method prescribed by FAS 123. The resulting effect on pro forma net loss disclosed is not likely to be representative of the effects on net income (loss) on a pro forma basis in future years, due to subsequent years including additional grants and years of vesting.

        The fair value of each option granted through December 31, 2000 was estimated on the date of grant using the minimum value (before the Company went public) or the Black-Scholes method. The fair value of the Company's stock-based awards was estimated using the following weighted-average assumptions:

                                                                     YEAR ENDED DECEMBER 31,
                                                            ----------------------------------------
EMPLOYEE STOCK OPTIONS:                                       2000            1999            1998
-----------------------                                     ---------      ---------       ---------
Dividend yield....................................                --             --              --
Volatility factor.................................               110%            80%             --
Risk-free interest rate...........................              5.31%          5.49%           5.23%
Expected life.....................................          3.0 years      3.0 years       4.5 years

                                                                    YEAR ENDED DECEMBER 31,
                                                            ----------------------------------------
PURCHASE PLAN:                                                2000            1999            1998
--------------                                              ---------      ---------       ---------
Dividend yield....................................                --            n/a            n/a
Volatility factor.................................               110%           n/a            n/a
Risk-free interest rate...........................              6.32%           n/a            n/a
Expected life.....................................          1.0 years           n/a            n/a

        The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. The Black-Scholes model requires the input of highly subjective assumptions including the expected stock price volatility. Because the Company's stock-based awards have characteristics significantly different from those in traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock-based awards. The weighted average estimated fair value of employee stock options granted during 2000, 1999 and 1998 was $56.17, $8.99 and $0.19 per share, respectively. The weighted average estimated fair value of shares granted under the Purchase Plan during 2000 was $3.71.

        For purposes of pro forma disclosures, the estimated fair value of options is amortized to pro forma expense over the options' vesting period. Pro forma information follows (in thousands, except per share amounts):

                                                             YEAR ENDED DECEMBER 31,
                                                  --------------------------------------------
                                                    2000              1999            1998
                                                  ----------        ---------        ---------
Net income (loss):
  As reported ............................        $ 147,916         $ (9,034)        $(30,971)
  Pro forma ..............................         (170,670)         (43,488)         (31,143)
Basic net income (loss) per share:
  As reported ............................             0.49            (0.05)           (0.40)
  Pro forma ..............................            (0.56)           (0.23)           (0.40)

Diluted net income (loss) per share:
  As reported ............................             0.43            (0.05)           (0.40)
  Pro forma ..............................        $   (0.56)        $  (0.23)        $  (0.40)

COMMON STOCK RESERVED FOR FUTURE ISSUANCE

        At December 31, 2000, Juniper Networks had reserved an aggregate of 84,231,071 shares of common stock for future issuance under all its Stock Option Plans, the 1999 Employee Stock Purchase Plan and for future issuance upon conversion of convertible subordinated notes.

8. 401(k) PLAN

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

9. INCOME TAXES

        Significant components of the provision (benefit) for income taxes attributable to operations are as follows (in thousands):


                                                                              YEAR ENDED DECEMBER 31,
                                                                        --------------------------------
                                                                         2000           1999        1998
                                                                        -------        ------       ----
Federal
    Current ..........................................................  $    --        $  700        $--
    Deferred .........................................................       --            --         --

 State
    Current ..........................................................        2           800          2
    Deferred .........................................................       --            --         --

Foreign
    Current ..........................................................      768           925         --
    Deferred .........................................................       --            --         --

Income tax benefits attributable to employee stock plan activity
allocated to stockholders' equity ....................................   81,686            --         --
                                                                        -------        ------        ---
Total  provision for income taxes ....................................  $82,456        $2,425        $ 2
                                                                        =======        ======        ===

        Deferred income taxes reflect the net tax effects of tax carryforward items and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows at December 31 (in thousands):


                                                                   2000             1999             1998
                                                                ---------         --------         --------
Deferred tax assets:
     Net operating loss carryforwards ..................        $  92,000         $ 14,000         $ 13,470
     Research credit carryforwards .....................            6,549            2,830            1,490
     Deferred revenue ..................................           17,655            6,200            2,700
     Reserves and accruals not currently
           deductible ..................................           33,594            7,250              500
     Other temporary differences .......................            2,802              840             (110)
                                                                ---------         --------         --------
Total deferred tax assets ..............................          152,600           31,120           18,050
Valuation allowance ....................................         (118,994)         (31,120)         (18,050)
                                                                ---------         --------         --------
Net deferred tax asset .................................           33,606               --               --
                                                                ---------         --------         --------
Deferred tax liability -- deferred compensation and
other ..................................................          (33,606)              --               --
                                                                ---------         --------         --------
Net deferred tax assets ................................        $      --         $     --         $     --
                                                                =========         ========         ========

        Unused net operating loss and research and development tax credit carryforwards will expire at various dates beginning in the years 2005 and 2012, respectively. Juniper Networks has provided a valuation allowance on its net deferred tax assets because of uncertainty regarding their realizability due to future employee stock option exercises. The net valuation allowance increased by $87.9 million in 2000, and by $13.1 million and $12.8 million in 1999 and 1998, respectively. At December 31, 2000, substantially all of the valuation allowance shown above relates to the tax benefits of stock option deductions that will be credited to equity when realized.

        The provision for income taxes differs from the provision calculated by applying the federal statutory tax rate to income (loss) before taxes because of the following (in thousands):

                                                                                    YEAR ENDED DECEMBER 31,
                                                                           -----------------------------------------
                                                                             2000            1999             1998
                                                                           --------         -------         --------
Expected provision (benefit) at 35% ...............................        $ 80,630         $(2,313)        $(10,839)
Federal alternative minimum tax ...................................              --             700               --
State taxes, net of federal benefit ...............................           9,000             800                2
Foreign taxes .....................................................              --             925               --
Nondeductible goodwill and in-process research and
  development .....................................................           7,700              --               --
(Benefited) unbenefited operating losses ..........................         (10,612)          2,313           10,839

Research and development credits ..................................          (4,000)             --               --
Other .............................................................            (262)             --               --
                                                                           --------         -------         --------
Provision for income taxes ........................................        $ 82,456         $ 2,425         $      2
                                                                           ========         =======         ========

10. SEGMENT INFORMATION

        Juniper Networks adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", (SFAS 131), in 1999. SFAS 131 supercedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise" and establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

        Juniper Networks operates in one segment, the development and marketing of Internet infrastructure equipment. Juniper Networks markets its products in the United States and in foreign countries through its sales personnel and its subsidiaries. The Company's management evaluates resource allocation decisions and operational performance based upon revenue by the geographic regions of the segment and does not receive discrete financial information about asset allocation and expense allocation on a disaggregated basis. There are no significant long-lived assets held outside the United States.

        Information regarding geographic areas for the years ended December 31 are as follows (in thousands):

                                                       YEAR ENDED DECEMBER 31,
                                                --------------------------------------
                                                  2000            1999          1998
                                                --------        --------        ------
                 Revenues:
                     United States .....        $437,720        $ 79,904        $3,807
                     International .....         235,781          22,702            --
                                                --------        --------        ------
                           Total .......        $673,501        $102,606        $3,807
                                                ========        ========        ======

        Revenues are attributed to regions based on the location of the customers.


11. NET INCOME (LOSS) PER SHARE

        The following table presents the calculation of basic and diluted net income (loss) per share (in thousands, except per share amounts):

                                                                           YEAR ENDED DECEMBER 31,
                                                                ---------------------------------------------
                                                                  2000              1999              1998
                                                                ---------         ---------         ---------
Net income (loss) ......................................        $ 147,916         $  (9,034)        $ (30,971)
                                                                =========         =========         =========
Basic and diluted:
  Weighted-average shares of common stock
     outstanding .......................................          315,252           219,304           118,146
  Less: weighted-average shares subject to
     repurchase ........................................          (10,871)          (29,982)          (40,404)
                                                                ---------         ---------         ---------
  Weighted-average shares used in computing basic
     net income (loss) per share .......................          304,381           189,322            77,742
                                                                =========         =========         =========
   Effect of dilutive securities:
      Shares subject to repurchase .....................           10,871                --                --
      Employee stock options ...........................           32,606                --                --
                                                                ---------         ---------         ---------
  Weighted-average shares used in computing diluted
     net income (loss) per share .......................          347,858           189,322            77,742
                                                                =========         =========         =========

  Basic net income (loss) per share ....................        $    0.49         $   (0.05)        $   (0.40)
                                                                =========         =========         =========
  Diluted net income (loss) per share ..................        $    0.43         $   (0.05)        $   (0.40)
                                                                =========         =========         =========

        For 1999 and 1998, Juniper Networks has excluded all convertible preferred stock, warrants for convertible preferred stock, outstanding stock options and shares subject to repurchase from the calculation of diluted loss per share because all such securities are antidilutive in those periods. For 2000, the convertible subordinate notes were also excluded from the calculation of diluted loss per share because the effect of the assumed conversion of the notes is antidilutive.

                REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Juniper Networks, Inc.

        We have audited the accompanying consolidated balance sheets of Juniper Networks, Inc. as of December 31, 2000 and 1999, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Juniper Networks, Inc. at December 31, 2000 and 1999, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

                                            /s/ Ernst & Young LLP

Palo Alto, California
January 15, 2001

                             JUNIPER NETWORKS, INC.

                               SUPPLEMENTARY DATA

                         QUARTERLY RESULTS OF OPERATIONS
                                   (UNAUDITED)

                                                                                   QUARTER ENDED
                                                         ---------------------------------------------------------------
                                                         DECEMBER 31,     SEPTEMBER 30,       JUNE 30,         MARCH 31,
                                                            2000              2000              2000              2000
                                                         ------------     -------------       --------         ---------
                                                                     (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Net revenues .....................................        $ 295,386         $ 201,201         $ 113,028         $ 63,886
Cost of revenues .................................          101,410            70,291            40,752           25,101
                                                          ---------         ---------         ---------         --------
  Gross profit ...................................          193,976           130,910            72,276           38,785
Operating expenses:
  Research and development .......................           30,243            23,600            18,000           15,990
  Sales and marketing ............................           36,892            23,385            17,247           11,505
  General and administrative .....................            8,545             5,446             4,171            3,014
  Amortization of goodwill, purchased
     intangibles and deferred stock
     compensation ................................           16,842             2,272             2,315            2,391
  In-process research and development ............           10,000                --                --               --
  Charitable contribution ........................               --                --            10,000               --
                                                          ---------         ---------         ---------         --------
          Total operating expenses ...............          102,522            54,703            51,733           32,900
                                                          ---------         ---------         ---------         --------
Operating income .................................           91,454            76,207            20,543            5,885
Interest income and provision for income
  taxes, net .....................................          (29,297)          (18,136)             (926)           2,186
                                                          ---------         ---------         ---------         --------
Net income (loss) ................................        $  62,157         $  58,071         $  19,617         $  8,071
                                                          =========         =========         =========         ========
Basic net income (loss) per share ................        $    0.20         $    0.19         $    0.06         $   0.03
                                                          =========         =========         =========         ========
Diluted net income (loss) per share ..............        $    0.18         $    0.17         $    0.06         $   0.02
                                                          =========         =========         =========         ========

                                                                                   QUARTER ENDED
                                                         ---------------------------------------------------------------
                                                         DECEMBER 31,     SEPTEMBER 30,       JUNE 30,         MARCH 31,
                                                            1999              1999              1999              1999
                                                         ------------     -------------       --------         ---------
                                                                     (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Net revenues .....................................        $  45,442         $  29,564         $  17,556         $ 10,044
Cost of revenues .................................           18,389            12,490             8,046            6,347
                                                          ---------         ---------         ---------         --------
  Gross profit ...................................           27,053            17,074             9,510            3,697
Operating expenses:
  Research and development .......................           15,820            11,510             7,991            6,181
  Sales and marketing ............................            8,869             5,610             3,849            2,603
  General and administrative .....................            1,781             1,701               977              776
  Amortization of goodwill and purchased
     intangibles and deferred stock
     compensation ................................            1,689               802               891              904
                                                          ---------         ---------         ---------         --------
          Total operating expenses ...............           28,159            19,623            13,708           10,464
                                                          ---------         ---------         ---------         --------
Operating loss ...................................           (1,106)           (2,549)           (4,198)          (6,767)
Interest income and provision for income
  taxes, net .....................................            4,186               962               346               92
                                                          ---------         ---------         ---------         --------
Net income (loss) ................................        $   3,080         $  (1,587)        $  (3,852)        $ (6,675)
                                                          =========         =========         =========         ========
Basic net income (loss) per share ................        $    0.01         $   (0.01)        $   (0.04)        $  (0.07)
                                                          =========         =========         =========         ========
Diluted net income (loss) per share ..............        $    0.01         $   (0.01)        $   (0.04)        $  (0.07)
                                                          =========         =========         =========         ========