Form 10-K, Exhibit 13
period 2001-12-31
JUNIPER NETWORKS INC
filed 2002-04-01
CIK 1043604

                                                                    EXHIBIT 13.1


                            [JUNIPER NETWORKS LOGO]




                             JUNIPER NETWORKS, INC.
                     2001 CONSOLIDATED FINANCIAL STATEMENTS
                                       AND

                                FINANCIAL REVIEW

                             JUNIPER NETWORKS, INC.

Market for Common Stock .......................................................................    3
Selected Consolidated Financial Data ..........................................................    3
Management's Discussion and Analysis of Financial Condition and Results of Operations .........    4
Consolidated Balance Sheets ...................................................................   11
Consolidated Statements of Operations .........................................................   12
Consolidated Statement of Stockholders' Equity ................................................   13
Consolidated Statements of Cash Flows .........................................................   14
Notes to Consolidated Financial Statements ....................................................   15
Report of Independent Auditors ................................................................   28
Supplementary Data -- Quarterly Results of Operations .........................................   29














Note: The information provided herein forms part of and should be read in conjunction with the Juniper Networks 2001 Annual Report on Form 10-K.

                             JUNIPER NETWORKS, INC.

                             MARKET FOR COMMON STOCK

      Juniper Networks, Inc. common stock is quoted on the Nasdaq Stock Market stock market under the symbol JNPR. The following table sets forth the high and low closing sale prices as reported on the Nasdaq:

          Q1        Q2        Q3        Q4
2000
High   $153.50   $147.94   $230.50   $243.00
Low    $ 51.29   $ 74.00   $127.00   $ 93.94

2001
High   $136.62   $ 65.58   $ 31.76   $ 27.01
Low    $ 37.96   $ 28.30   $  9.70   $  9.29

      All stock prices are closing prices for each period indicated, adjusted for stock splits. Juniper Networks has never paid cash dividends on its common stock and has no present plans to do so. There were approximately 1,511 stockholders of record at March 15, 2002.

                      SELECTED CONSOLIDATED FINANCIAL DATA

                                                                           YEAR ENDED DECEMBER 31,
                                                          -------------------------------------------------------
                                                           2001         2000       1999        1998        1997
                                                          --------    --------   --------    --------    --------
                                                                  (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
CONSOLIDATED STATEMENT OF
OPERATIONS DATA:
Net revenues ..........................................   $887,022    $673,501   $102,606    $  3,807    $     --
Operating income (loss) ...............................     40,863     194,089    (14,620)    (32,270)    (11,598)
Net income (loss) .....................................   $(13,417)   $147,916   $ (9,034)   $(30,971)   $(10,363)
                                                          --------    --------   --------    --------    --------
Net income (loss) per share:
Basic .................................................   $  (0.04)   $   0.49   $  (0.05)   $  (0.40)   $  (0.20)
                                                          --------    --------   --------    --------    --------
Diluted ...............................................   $  (0.04)   $   0.43   $  (0.05)   $  (0.40)   $  (0.20)
                                                          --------    --------   --------    --------    --------
Shares used in computing net income (loss) per
  share (1):
Basic .................................................    319,378     304,381    189,322      77,742      51,546
                                                          --------    --------   --------    --------    --------
Diluted ...............................................    319,378     347,858    189,322      77,742      51,546
                                                          --------    --------   --------    --------    --------

                                                                            AS OF DECEMBER 31,
                                                         ------------------------------------------------------
                                                             2001        2000        1999       1998      1997
                                                         ----------   ----------   --------   -------   -------
                                                                               (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash, cash equivalents and short-term
  investments ........................................   $  989,642   $1,144,743   $345,958   $20,098   $46,227
Working capital ......................................      883,829    1,132,139    322,170    14,432    44,691
Total assets .........................................    2,389,588    2,103,129    513,378    36,671    50,210
Total long-term liabilities ..........................    1,150,000    1,156,719         --     5,204     2,083
Total stockholders' equity ...........................      997,369      730,002    457,715    17,065    46,048

--------------

(1) See Note 12 of Notes to Consolidated Financial Statements for an explanation of the determination of the shares used to compute net income (loss) per share.

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

OVERVIEW

      We are a leading provider of Internet infrastructure solutions that enable Internet service providers and other telecommunications service providers ("Service Providers"), to meet the demands resulting from the rapid growth of the Internet. Our Internet routers are designed and purpose-built for service provider networks and offer our customers trusted performance, reliability, scalability, interoperability and flexibility, and reduced complexity and cost compared to legacy alternatives.

RESULTS OF OPERATIONS

      The SEC recently advised companies to review their critical accounting policies and practices in the context of their financial statements and Management's Discussion and Analysis of such financial statements in an effort to ensure that important information is communicated to facilitate an investor's understanding of a company's results of operations. (FR60 "Cautionary Advice Regarding Disclosure About Critical Accounting Policies"). Our most important accounting policies often require us to make judgments or otherwise involve estimating uncertain matters that could have a material affect on our reported results of operations. These policies include those that could impact revenue such as our revenue recognition policy; those that could impact gross margins such as valuation of exposures associated with our contract manufacturing operations and estimating future warranty costs; and those that could impact our balance sheet such as valuation of non-marketable equity securities. We have other equally important accounting policies and practices; however, once adopted these policies either generally do not require us to make significant estimates or judgments or otherwise only require implementation of the adopted policy, not a judgment as to policy itself.

NET REVENUES

      Our net revenues for 2001 increased to $887.0 million compared with $673.5 million in 2000, an increase of approximately 32%. Three of our five product platforms (M160, M5 and M10) were introduced during 2000 with the first full year of shipments for these products occurring in 2001 resulting in an increase in net revenues for 2001 compared to 2000. The increase in net revenues also was the result of the continuing increase in market acceptance of our products and, especially in early 2001, the overall growth in the marketplace due to the growth of data traffic on the Internet and an increase in the number of customers and networks.

      Our net revenues increased to $673.5 million in 2000 as compared with $102.6 million in 1999. The increase in net revenues for 2000 over 1999 was primarily due to the following three factors: the introduction of the three new product platforms mentioned above; an increase in market acceptance of our products; and overall growth in the marketplace due to the growth of the data traffic on the Internet and an increase in the number of customers and networks throughout the year.

      Our revenues for 2001 were derived from sales of all five of our M-Series Internet routers, the M5, M10, M20, M40 and M160. While we have introduced new products and features and plan to continue to introduce new products and features, there can be no assurance that we will be successful in these efforts or that such products and or features will be well-received by our existing and potential customer base. A limited number of customers have historically accounted for a substantial portion of our net revenues. Three customers accounted for 38% of our net revenues in 2001, one customer accounted for 18% of our net revenues in 2000, and two customers accounted for 58% of our net revenues in 1999. We expect that a significant portion of our future net revenues will continue to come from sales of our products to a relatively small number of customers because our direct sales and marketing efforts are focused primarily on the world's leading service providers. International sales accounted for approximately 31% of our net revenues in 2001 as compared with 35% in 2000 and 22% in 1999. We are seeking to continue to diversify our customer base, but we cannot be certain that our efforts in this regard will be successful.

      During 2001, the economic downturn adversely impacted our product demand and made it increasingly difficult to accurately forecast our future revenues and manufacturing requirements, as evidenced by declining quarterly revenues and a contract manufacturing charge in the third quarter. The market for Internet backbone routers is still evolving and that combined with the economic downturn has made visibility into and prediction of the volume and timing of orders uncertain and difficult. A customer's decision to purchase our products typically involves a significant commitment of its resources and a lengthy evaluation and product qualification process which involves technical evaluation, integration, testing, network planning and implementation and typically takes several months. Even after making the decision to purchase our products, our customers tend to deploy the products slowly and deliberately. Timing of deployment can vary widely. Customers with large networks usually expand their networks on a periodic basis. Accordingly, we expect to receive purchase orders on an irregular basis. Because of our relatively limited operating history and the current economic conditions, we cannot predict these sales and development cycles. The current economic conditions, as well as long sales and implementation cycles for our products and our expectation, based on experience, that customers tend to place orders sporadically requesting short lead times, may cause future revenues and operating results to vary significantly and unexpectedly from quarter to quarter. Historically, selling prices in the Internet infrastructure equipment market have been relatively stable. However, over the past six months, as customers have been able to take advantage of the existing capacity in their networks and the shorter lead times for equipment, we have seen more negotiating pressure, including downward pressure on pricing.

      We generally recognize product revenue at the time of shipment, assuming that collectibility is reasonably assured, unless we have future obligations for such things as network interoperability or customer acceptance, in which case revenue and related costs are deferred until those obligations are met. Assessments and judgments are made regarding the satisfaction of these obligations relating to network interoperability and customer acceptance which impact when revenue is recognized. Additionally, the assessment of collectibility at the onset of an arrangement impacts when revenue is recognized. Revenue from service obligations is deferred and recognized on a straight-line basis over the contractual period. Amounts billed in excess of revenue recognized are included as deferred revenue in the accompanying consolidated balance sheets.

      At December 31, 2001, a total of $36.8 million of revenue was deferred which consists of both deferred product revenue and deferred service revenue. We currently expect to recognize this amount in 2002.

Cost of Revenues

      The following table shows the cost of revenues and the gross margins for the years ended December 31, (in thousands, except percentages):

                                           2001          2000           1999
                                         --------      --------       -------
        Cost of revenues .............   $372,771      $237,554       $45,272

        Gross margins ................       58.0%         64.7%         55.9%

The increase in cost of revenues for all periods is primarily related to the increase in net revenues, as well as headcount increases in our customer service and manufacturing support organizations. In addition, in 2001, we incurred a significant contract manufacturing charge of $39.9 million. The contract manufacturing charge was the result of an unexpected and significant decrease in forecasted demand for our products resulting in commitments to our contract manufacturers for component and related material purchases that were in excess of our revised demand estimates. Gross margins declined in 2001 primarily due to the contract manufacturing charge. Our gross margins are highly variable and dependent on many factors, some of which are outside of our control. Some of the primary factors affecting gross margins include mix of products and services sold;

      demand for products and services;

      volume manufacturing pricing we are able to attain from our outsourced manufacturing;

      changes in our pricing policies and those of our competitors;

      new product introductions both by us and by our competitors;

      build forecast we provide to the contract manufacturers; and

      warranty costs.

      Cost of revenues includes the cost of our manufacturing overhead and customer service and support organizations. We have outsourced our manufacturing, our repair operations and the majority of our supply chain management operations. Accordingly, a significant portion of our cost of revenues consists of payments to our two contract manufacturers. Our contract manufacturers manufacture our products using quality assurance programs and standards that we established. Manufacturing engineering and documentation control are conducted at our facility in Sunnyvale, California. Our contract manufacturers retain title to the underlying components and finished goods inventory until our customers take title of the assembled final product upon shipment at the contract manufacturers' facility. Accordingly we do not carry inventory. However, we do have potential contractual liabilities and exposures to our contract manufacturers, such as carrying costs for excess material, if they procure components and build products based on build forecasts we provide them and the actual component usage and product sales are significantly lower than forecast. In the third quarter of 2001, we accrued $39.9 million relating to an excess materials exposure. The amount was paid in fourth quarter of 2001 and the first quarter of 2002.

      Our products generally carry a one year warranty that includes factory repair services and as needed replacement parts. We accrued estimated costs for the warranty obligation as revenue is recognized based on our best estimate of future warranty costs for delivered product. We estimate the costs to service our warranty obligations based on historical experience and expectation of future costs. If actual warranty costs are significantly different from our estimates, we may need to revise our warranty accrual and the impact could be material to our operating results for a given period.

Research and Development Expense

      Research and development expenses increased to $155.5 million in 2001 from $87.8 million in 2000 and $41.5 million in 1999. Research and development expenses consist primarily of salaries and related personnel costs, non-recurring engineering charges and prototype and testing lab costs related to the design, development, testing and enhancement of our application specific integrated circuits (ASICs) and products. Salary and related personnel costs accounted for approximately 25% of the increase from 2000 to 2001 and approximately 40% of the increase from 1999 to 2000. Non-recurring engineering and prototype costs accounted for approximately 45% of the increase from 2000 to 2001 and 10% of the increase from 1999 to 2000.

      We expense our research and development costs as they are incurred. Several components of our research and development effort require significant expenditures, the timing of which can cause significant quarterly variability in our expenses. For example, a large number of prototypes are required to build and test our products and the building and testing process occurs over a short period of time. Our ASIC development requires a payment for non-recurring engineering charges at the beginning of the process to design and develop the ASIC, regardless of whether the integrated circuit works. In addition, a per unit cost is payable when we purchase the prototype ASICs. With several large ASICs in our architecture, we will incur large non-recurring engineering and prototype expenses with each enhancement of the existing products and for any new product development. We expect to continue to devote substantial resources to the development of new products and the enhancement of existing products. We believe that research and development is critical to our strategic product development objectives and that to leverage our leading technology and meet the changing requirements of our customers, we will need to fund investments in several development projects in parallel. Although we may experience significant quarterly variability in our research and development expenses, we expect our annual research and development expenses to increase in absolute dollars in the future.

Sales and Marketing Expenses

      Sales and marketing expenses increased to $140.4 million in 2001 from $89.0 million in 2000 and $20.9 million in 1999. The increases from period to period in sales and marketing expenses were primarily attributable to salaries, commissions and related expenses for personnel engaged in sales, marketing and customer engineering support functions. In addition, costs associated with promotional and other marketing activities such as product launches and equipment for demonstration and competitive labs contributed to the increase. To date, we have not incurred significant advertising expenses.

      We intend to continue to focus and expand our sales and marketing efforts in the core, access, cable and mobile markets, both domestically and internationally, in order to increase market awareness of our products and to better support our existing customers worldwide. We believe that continued investment in sales and marketing is critical to our success and expect these expenses to remain flat to slightly increase in absolute dollars in the future as we hire additional sales and marketing personnel and initiate additional marketing programs to support our products and market segments.

General and Administrative Expenses

     General and administrative expenses increased to $37.6 million in 2001 from $21.2 million in 2000 and $5.2 million in 1999. General and administrative expenses consist primarily of salaries and related expenses for executive, finance, accounting, and human resources personnel, as well as recruiting expenses, professional fees, bad debt provisions and other corporate expenses. The increases from period to period in general and administrative expenses were primarily attributable to the costs associated with additional headcount to support increased levels of business activity, as well as increases in the bad debt provision. We expect that general and administrative expenses will decrease slightly in the future.

Amortization of Goodwill, Purchased Intangibles and Deferred Stock Compensation

      On December 14, 2001, we acquired Pacific Broadband Communications ("Pacific Broadband") and on December 8, 2000, we acquired Micro Magic Inc. ("Micro Magic"). We accounted for both of these acquisitions under the purchase method of accounting. Accordingly, we recorded goodwill and other intangible assets of $137.5 million and $125.7 million, respectively, representing the excess of the purchase price paid over the fair value of net tangible assets acquired. In November 1999, we acquired certain other intellectual property and intangible assets resulting in our recording of $18.4 million of goodwill and other intangibles. The goodwill and other intangibles were being amortized over their respective useful lives, which we determined to be between two and three years. In accordance with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets", there was no goodwill amortization related to the Pacific Broadband acquisition in 2001 and beginning on January 1, 2002, there will no longer be amortization of the goodwill relating to the Micro Magic acquisition.

      Also as part of the acquisitions of Pacific Broadband and Micro Magic, we recorded $25.3 million and $121.7 million, respectively, of deferred stock compensation relating to the intrinsic value of unvested stock options and restricted stock assumed in the acquisitions. In connection with the grant of certain stock options to employees during 1998 and the three months ended March 31, 1999, we recorded deferred stock compensation of $6.4 million in 1998 and $1.1 million in 1999 representing the difference between the deemed value of the common stock for accounting purposes and the exercise price of these options at the date of grant. Deferred stock compensation is presented as a reduction of stockholders' equity and is amortized over the vesting period of the applicable options using the graded vesting method.

      We expensed $46.6 million of goodwill, $2.7 million of purchased intangibles and $74.1 million of deferred stock compensation during 2001. In 2000, we expensed $10.7 million of goodwill, $228,000 of purchased intangibles and $12.9 million of deferred stock compensation. In 1999, we expensed $1.0 million of goodwill and $3.3 million of deferred stock compensation. Goodwill will no longer be amortized going forward. The amortization of purchased intangibles and deferred stock compensation may continue to increase if we make other acquisitions of companies or technologies.

RESTRUCTURING CHARGES

      On June 8, 2001, we announced a restructuring program in an effort to better align our business operations with the current market and service provider industry conditions. The restructuring program included a worldwide workforce reduction, consolidation of excess facilities and restructuring of certain business functions.

      The costs associated with the restructuring program totaled $12.3 million and were recorded during the three months ended June 30, 2001 as operating expenses. As a result of the restructuring program, we had pre-tax savings of approximately $8.2 million in 2001 and we expect pre-tax savings in operating expenses will approximate $9.0 million for 2002.

      Worldwide Workforce Reduction. The restructuring program resulted in the reduction of approximately 100 employees across all business functions and geographic regions. Impacted employees were terminated in June 2001. In connection with the reduction in workforce, we recorded a charge of approximately $3.2 million relating primarily to severance and fringe benefits.

      Consolidation of Excess Facilities and Other Related Charges. We recorded a restructuring charge of $6.9 million relating to the consolidation of excess facilities and other related charges. The consolidation of excess facilities includes the closure of certain corporate facilities and sales offices in all regions that were deemed in excess and are being exited. We recorded a restructuring charge of approximately $4.7 million for excess facilities relating primarily to non-cancelable lease costs, partially offset by estimated sublease income. Our estimated costs to exit these facilities are based on available commercial rates. The actual loss incurred in exiting these facilities could exceed our estimates. Property and equipment that was disposed of or removed from operations resulted in a charge of $1.4 million and consisted primarily of leasehold improvements, computer equipment and furniture and fixtures. We also recorded other restructuring costs of approximately $775,000 relating primarily to payments to suppliers and vendors in connection with restructuring activities.

      Impairment of Purchased Intangible Assets. In connection with the restructuring program, we reevaluated certain of our businesses and realigned resources in an effort to focus on strategic opportunities. As a result, we recorded a charge of $2.3 million related to the impairment of intangible assets acquired, measured as the amount by which the carrying amount exceeded the present value of the estimated future cash flows.

In-process Research and Development

      In connection with the acquisition of Pacific Broadband, we allocated $4.2 million of the $148.3 million purchase price as in-process research and development. The applications from the in-process technology project have been integrated into our products. The efforts required to complete the acquired in-process technology included the completion of all planning, designing and testing activities that were necessary to establish that the product can be produced to meet its design requirements, including functions, features and technical performance requirements. The value of the acquired in-process technology was computed using a discounted cash flow analysis rate of 30% on the anticipated income stream of the related product revenues. The discounted cash flow analysis was based on management's forecast of future revenues, cost of revenues, and operating expenses related to the products and technologies purchased from Pacific Broadband. The calculation of value was then adjusted to reflect only the value creation efforts of Pacific Broadband prior to the close of the acquisition. At the time of the acquisition, the product was approximately 75% complete. The majority of the costs to complete the project will be incurred in fiscal 2002 and are not expected to be material. The resultant value of in-process technology was further reduced by the estimated value of core technology and was expensed in the period the transaction was consummated.

      In connection with the acquisition of Micro Magic, we allocated $10.0 million of the $259.3 million purchase price as in-process research and development. The applications from the in-process technology project have been integrated into our products. The efforts required to complete the acquired in-process technology included the completion of all planning, designing and testing activities that were necessary to establish that the product can be produced to meet its design requirements, including functions, features and technical performance requirements. The value of the acquired in-process technology was computed using a discounted cash flow analysis rate of 19% on the anticipated income stream of the related product revenues. The discounted cash flow analysis was based on management's forecast of future revenues, cost of revenues, and operating expenses related to the products and technologies purchased from Micro Magic. The calculation of value was then adjusted to reflect only the value creation efforts of Micro Magic prior to the close of the acquisition. At the time of the acquisition, the product was approximately 88% complete and the project was completed in 2001. The resultant value of in-process technology was further reduced by the estimated value of core technology and was expensed in the period the transaction was consummated.

Charitable Contribution

      We recorded a charge of $10.0 million in the quarter ended June 30, 2000 in connection with stock issued to a charitable foundation. We have not made any similar contributions in 2001 and we currently do not expect to make similar contributions in the foreseeable future.

Interest Income

      Interest income consists of income on available-for-sale investments. Interest income was $94.7 million in 2001 as compared with $89.0 million and $8.5 million in 2000 and 1999, respectively. The $5.7 million increase in 2001 as compared to 2000 is the result of larger cash and investment balances throughout 2001, partially offset by a decline in interest rates. The significant increase in interest income in 2000 as compared to 1999 is a direct result of significant increases in the cash and investment balances, resulting from our equity and debt offerings during 1999 and 2000.

Interest Expense

      Interest expense in 2001, 2000 and 1999 was $61.4 million, $48.1 million and $528,000, respectively. Interest expense in 2001 and 2000 consists entirely of accrued interest and amortization of debt issuance costs, both attributable to the convertible subordinated notes which were issued in March 2000. Interest expense in 1999 is related to capital lease obligations.

Loss on Investments

      In 2001 and 2000 we recorded impairment write-downs of our minority equity investments of $53.6 million and $4.6 million, respectively. No impairment write-downs were made in 1999. Our ability to recover our investments in minority equity securities in non-publicly traded companies and to earn a return on these investments is largely dependent on equity market conditions and the occurrence of liquidity events, such as initial public offerings, mergers, and private sales. All of these factors are difficult to predict, particularly in the current economic environment. Future downturns in the equity markets and/or failures of the investees to achieve key business objectives could further impair our investments and cause us to take additional charges in future periods.

Equity in Net Loss of Joint Venture

      Equity in net loss of joint venture of $4.1 million in 2001 reflects our share of the net losses of our joint venture formed with Ericsson in June 2001, which is accounted for under the equity method of accounting. We have a 40% ownership interest and Ericsson has a 60% ownership interest. To date, we have funded the joint venture in the amount of $4.9 million. Ericsson is also a significant reseller of ours representing greater than 10% of our revenues for 2001.

Provision for Income Taxes

      We recorded a tax provision of $30.0 million in 2001 resulting in an effective tax rate of 181%. In 2000 and 1999, we recorded tax provisions of $82.5 million (36%) and $2.4 million (-37%), respectively. The tax rate for 2001 includes the effects of write-downs in equity investments and acquisition related charges for goodwill and in-process research and development which are non-deductible.

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

      At December 31, 2001, we had cash and cash equivalents of $606.8 million, short-term investments of $382.8 million and long-term investments of $708.2 million. We regularly invest excess funds in money market funds, commercial paper and government and non-government debt securities with maturities of up to three years.

      Net cash provided by operating activities was $ 292.8 million, $269.1 million and $20.5 million in 2001, 2000 and 1999, respectively. Net cash provided by operating activities in 2001 were primarily attributed to non-cash charges such as amortization of goodwill, purchased intangibles and deferred stock compensation, write-down of minority investments, depreciation and a tax benefit from employee stock option plans, as well as decreases in accounts receivable. Net cash used in operating activities in 2001 consisted of net decreases in accounts payable and other accrued liabilities (excluding the impact of acquisitions), a net loss and decreases in accrued warranty. Net cash provided by operating activities in 2000 were primarily attributed to the net income, increases in accounts payable and other accrued liabilities, a tax benefit from employee stock option plans and non-cash charges such as amortization of goodwill, purchased intangibles and deferred stock compensation. Net cash used in operating activities in 2000 consisted of increases in accounts receivable and other assets. Net cash provided by operating activities in 1999 were primarily attributed to increases in accounts payable and other accrued liabilities, deferred revenue and accrued warranty. Net cash used in operating activities in 1999 consisted of increases in accounts receivable and other assets, as well as the net loss.

      Net cash used in investing activities was $307.4 million, $894.2 million and $305.4 million in 2001, 2000 and 1999, respectively. Net cash used in investing activities for all periods primarily consisted of purchases of available-for-sale investments, as well as purchases of property and equipment and minority equity investments. The 2001 increase in fixed assets includes the purchase of approximately 80 acres of land in Sunnyvale, California. Net cash used in investing activities in 2000 and 1999 also include minority interest investments and business acquisitions. Net cash provided by investing activities for all periods consisted of maturities of available-for-sale investments.

      Net cash provided by financing activities was $58.5 million for 2001, which consisted of proceeds from employee stock option exercises and the employee stock purchase plan. Net cash provided by financing activities was $1.0 billion for 2000, primarily from the net proceeds of our issuance of convertible subordinated notes, as well as proceeds from employee stock option exercises, partially offset by the repurchase of one million shares of our common stock. Net cash provided by financing activities was $422.9 million for 1999, primarily from the net proceeds of our initial and secondary public offerings, as well as our convertible preferred stock offering, partially offset by payments on lease obligations.

      Our capital resource requirements depend on numerous factors, including market acceptance of our products;

      resources we devote to developing, marketing, selling and supporting our products; and

      timing and extent of expanding our international operations.

      We expect to devote substantial capital resources to continue our research and development efforts, to hire and expand our sales, support, marketing and product development organizations, to expand marketing programs, and for other general corporate activities. Although we believe that our current cash balances will be sufficient to fund our operations for at least the next 12 months, there can be no assurance that we will not require additional financing within this time frame or that such additional funding, if needed, will be available on terms acceptable to us or at all. (See Notes 5 and 6 to the Consolidated Financial Statements for details of our future commitments and debt payment obligations.)

RECENT ACCOUNTING PRONOUNCEMENTS

      In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, "Business Combinations", and No. 142, "Goodwill and Other Intangible Assets" (SFAS 141 and SFAS 142). SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS 141 also includes guidance on the initial recognition and measurement of goodwill and other intangible assets arising from business combinations completed after June 30, 2001. SFAS 142 prohibits the amortization of goodwill and intangible assets with indefinite useful lives. SFAS 142 requires that these assets be reviewed for impairment at least annually. Intangible assets with finite lives will continue to be amortized over their estimated useful lives. Additionally, SFAS 142 requires that goodwill included in the carrying value of equity method investments no longer be amortized.

      We will apply SFAS 142 beginning in the first quarter of 2002. Application of the nonamortization provisions of SFAS 142 is expected to result in an increase in net income of $46.9 million in 2002. We will test goodwill for impairment using the two-step process prescribed in SFAS 142. The first step is a screen for potential impairment, while the second step measures the amount of the impairment, if any. We expect to perform the first of the required impairment tests of goodwill as of January 1, 2002 in the first quarter of 2002. Any impairment charge resulting from these transitional impairment tests will be reflected as the cumulative effect of a change in accounting principle in the first quarter of 2002. We have not yet determined what the effect of these tests will be on our earnings and financial position.

      In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143, (SFAS 143), "Accounting for Asset Retirement Obligations," which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It also applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset, except for certain obligations of lessees. We are required to adopt SFAS 143 in fiscal 2002 and we do not believe that the adoption of SFAS 143 will have a material effect on our financial position or results of operations.

      In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, (SFAS 144), "Accounting for the Impairment or Disposal of Long-Lived Assets," which addresses the financial accounting and reporting for the impairment of long-lived assets. This statement supersedes Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" and the accounting and reporting provisions for the disposal of a segment of a business of APB Opinion No. 30, "Reporting the Results of Operations -- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." We are required to adopt SFAS 144 in fiscal 2002 and we have not yet determined what effect, if any, the adoption of FAS 144 will have on our financial position or results of operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

      The primary objective of our investment activities is to preserve principal while at the same time maximizing the income we receive from our investments without significantly increasing risk. We have an investment portfolio comprised of fixed income securities, which are subject to market risk. In an effort to manage the risk, we maintain these fixed income securities with high-quality institutions and only invest in high-quality credit instruments. The fair value of these securities will fluctuate as a result of a change in the prevailing interest rates. Based on our investment portfolio and interest rates as of December 31, 2001, an immediate and uniform increase or decrease in interest rates of 50 basis points would result in an increase or decrease of approximately $6.5 million, respectively, in the fair market value of the portfolio. However, these gains or losses would remain unrealized unless the investments were sold prior to maturity. See Note 4 to the Consolidated Financial Statements.

      Our convertible subordinated notes were issued at a fixed interest rate and with fixed conversion rates and therefore do not expose us to the risk of earnings or cash flow loss due to changes in market interest rates.

FOREIGN CURRENCY RISK

      We market and sell our products throughout the world; however to date our sales have been made primarily in US dollars. In addition, our operations are primarily located in the United States. Accordingly, at this time, we have had no material exposure to foreign currency rate fluctuations.

                             JUNIPER NETWORKS, INC.

                           CONSOLIDATED BALANCE SHEETS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                             December 31,
                                                                                       ------------------------
                                                                                          2001          2000
                                                                                       ----------    ----------
                                                     ASSETS

Current assets:
  Cash and cash equivalents ........................................................   $  606,845    $  563,005
  Short-term investments ...........................................................      382,797       581,738
  Accounts receivable, net of allowance for doubtful
     accounts of $8,991 in 2001 ($3,727 in 2000) ...................................      103,524       176,535
  Prepaid expenses and other current assets ........................................       32,882        27,269
                                                                                       ----------    ----------
Total current assets ...............................................................    1,126,048     1,348,547
Property and equipment, net ........................................................      251,811        36,440
Long-term investments ..............................................................      708,232       450,568
Goodwill and other purchased intangible assets, net ................................      222,034       136,047
Other long-term assets .............................................................       81,463       131,527
                                                                                       ----------    ----------
Total assets .......................................................................   $2,389,588    $2,103,129
                                                                                       ==========    ==========
                                       LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable .................................................................   $   76,417    $   72,347
  Accrued compensation and related liabilities .....................................       23,974        21,644
  Accrued warranty .................................................................       31,137        35,394
  Interest payable .................................................................       16,118        16,118
  Other accrued liabilities ........................................................       57,731        36,280
  Deferred revenue .................................................................       36,842        34,625
                                                                                       ----------    ----------
Total current liabilities ..........................................................      242,219       216,408
Convertible subordinated notes and other long-term liabilities .....................    1,150,000     1,156,719
Commitments and contingencies
Stockholders' equity:

  Convertible preferred stock, $0.00001 par value: 10,000 shares authorized; none
    issued and outstanding .........................................................           --            --
  Common stock, $0.00001 par value, 1,000,000 shares authorized; 329,146 and 318,085
    shares issued and outstanding at December 31, 2001 and 2000 ....................            3             3
  Additional paid-in capital .......................................................      959,681       735,100
  Deferred stock compensation ......................................................      (63,065)     (111,813)
  Accumulated other comprehensive income ...........................................       18,418        10,963
  Retained earnings ................................................................       82,332        95,749
                                                                                       ----------    ----------
Total stockholders' equity .........................................................      997,369       730,002
                                                                                       ----------    ----------
Total liabilities and stockholders' equity .........................................   $2,389,588    $2,103,129
                                                                                       ==========    ==========


                             See accompanying notes.

                             JUNIPER NETWORKS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                              Year Ended December 31,
                                                        -----------------------------------
                                                           2001         2000         1999
                                                        ---------    ---------    ---------
Net revenues ........................................   $ 887,022    $ 673,501    $ 102,606
Cost of revenues ....................................     372,771      237,554       45,272
                                                        ---------    ---------    ---------
Gross profit ........................................     514,251      435,947       57,334
Operating expenses:
  Research and development ..........................     155,530       87,833       41,502
  Sales and marketing ...............................     140,407       89,029       20,931
  General and administrative ........................      37,554       21,176        5,235
  Amortization of deferred stock compensation (1) ...      74,080       12,900        3,265
  Amortization of goodwill and purchased intangibles       49,277       10,920        1,021
  Restructuring costs ...............................      12,340           --           --
  In-process research and development ...............       4,200       10,000           --
  Charitable contribution ...........................          --       10,000           --
                                                        ---------    ---------    ---------
          Total operating expenses ..................     473,388      241,858       71,954
                                                        ---------    ---------    ---------
Operating income (loss) .............................      40,863      194,089      (14,620)
Interest income .....................................      94,747       88,960        8,539
Interest expense ....................................     (61,377)     (48,102)        (528)
Loss on investments .................................     (53,620)      (4,575)          --
Equity in net loss of joint venture .................      (4,076)          --           --
                                                        ---------    ---------    ---------
Income (loss) before income taxes ...................      16,537      230,372       (6,609)
Provision for income taxes ..........................      29,954       82,456        2,425
                                                        ---------    ---------    ---------
Net income (loss) ...................................   $ (13,417)   $ 147,916    $  (9,034)
                                                        ==========   =========    =========
Net income (loss) per share:

Basic ...............................................   $   (0.04)   $    0.49    $   (0.05)
                                                        ==========   =========    =========
Diluted .............................................   $   (0.04)   $   $0.43    $   (0.05)
                                                        ==========   =========    =========
Shares used in computing net income (loss) per share:

Basic ...............................................     319,378      304,381      189,322
                                                        ==========   =========    =========
Diluted .............................................     319,378      347,858      189,322
                                                        =========    =========    =========

(1) Deferred stock compensation is allocable as follows:

                                                              Year Ended December 31,
                                                        -----------------------------------
                                                           2001         2000         1999
                                                        ---------    ---------    ---------
Cost of revenues .....................................   $    405    $    382     $    473
Research and development .............................     65,388       9,170        1,826
Sales and marketing ..................................      7,958       3,086          773
General and administrative ...........................        329         262          193
                                                         --------    --------     --------
    Total                                                $ 74,080    $ 12,900     $  3,265
                                                         ========    ========     ========




                             See accompanying notes.

                             JUNIPER NETWORKS, INC.

          CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (IN THOUSANDS)


                                              CONVERTIBLE
                                            PREFERRED STOCK             COMMON STOCK               TREASURY STOCK         ADDITIONAL
                                         ----------------------     ---------------------      ----------------------      PAID-IN
                                          SHARES        AMOUNT       SHARES       AMOUNT        SHARES       AMOUNT        CAPITAL
                                         --------      --------     --------     --------      --------     ---------     ----------
Balance at December 31, 1998 .........     10,717            --      123,464            1            --            --       65,350
Issuance of Series D and D-1
  preferred stock to investors .......      3,080            --           --           --            --            --       33,948
Conversion of preferred stock to
  common stock .......................    (13,797)           --      153,588            2            --            --           --
Issuance of common stock, net of
  issuance costs of $1,885 ...........         --            --       23,226           --            --            --      389,453
Exercise of common stock warrants ....         --            --        1,558           --            --            --           --
Exercise of stock options by
  employees, net of repurchases ......         --            --        9,776           --            --            --        6,870
Issuance of common stock and
  options in connection with the
  acquisition of intellectual
  property and other intangibles .....         --            --          266           --            --            --       16,960
Deferred stock compensation ..........         --            --           --           --            --            --        1,114
Amortization of deferred stock
  compensation .......................         --            --           --           --            --            --           --
Other comprehensive loss:
  Change in unrealized loss on
    available-for-sale securities ....         --            --           --           --            --            --           --
  Net loss ...........................         --            --           --           --            --            --           --

Comprehensive loss ...................         --            --           --           --            --            --           --
                                         --------      --------     --------     --------      --------     ---------     --------
Balance at December 31, 1999 .........         --            --      311,878            3            --            --      513,695
Issuance of common stock in
   connection with the Employee
   Stock Purchase Program ............         --            --          627           --            --            --        3,429
Issuance of common stock  in
  connection with the acquisition of
  Pacific Advantage Limited ..........         --            --           66           --            --            --        3,800
Charitable contribution ..............         --            --          135           --            --            --       10,000
Stock repurchase .....................         --                         --           --        (1,000)     (130,000)          --
Issuance of common stock and
  options in connection with the
  acquisition of Micro Magic, Inc. ...         --            --           --           --           828       107,685      111,519
Exercise of stock options by
  employees, net of repurchases ......         --            --        5,379           --           172        22,315       10,971
Amortization of deferred stock
  compensation .......................         --            --           --           --            --            --           --
Tax benefits from employee stock
   option plans ......................         --            --           --           --            --            --       81,686
Other comprehensive gain:
  Change in unrealized gain on
    available-for-sale securities, net
    of tax effect ....................         --            --           --           --            --            --           --
  Net income .........................         --            --           --           --            --            --           --

Comprehensive income .................         --            --           --           --            --            --           --
                                         --------      --------     --------     --------      --------     ---------     --------
Balance at December 31, 2000 .........         --      $     --      318,085     $      3            --     $      --     $735,100
                                         ========      ========     ========     ========      ========     =========     ========
Issuance of common stock in
   connection with the Employee
   Stock Purchase Program ............         --            --          178           --            --            --        5,940
Exercise of stock options by
  employees, net of repurchases ......         --            --        6,271           --            --            --       52,557
Compensation charge in connection
   with the restructuring ............         --            --           --           --            --            --          761
Issuance of common stock  in
  connection with the acquisition of
  Pacific Broadband Communications ...         --            --        4,612           --            --            --      140,328
Amortization of deferred stock
  compensation .......................         --            --           --           --            --            --           --
Tax benefits from employee stock
   option plans ......................         --            --           --           --            --            --       24,995
Other comprehensive gain (loss):
  Change in unrealized gain on
    available-for-sale securities, net
    of tax effect ....................         --            --           --           --            --            --           --
  Net loss ...........................         --            --           --           --            --            --           --

Comprehensive loss ...................         --            --           --           --            --            --           --
                                         --------      --------     --------     --------      --------     ---------     --------
Balance at December 31, 2001 .........         --      $     --      329,146     $      3            --     $      --     $959,681
                                         ========      ========     ========     ========      ========     =========     ========

                                                               ACCUMULATED         RETAINING
                                             DEFERRED            OTHER             EARNINGS          TOTAL
                                               STOCK          COMPREHENSIVE      (ACCUMULATED     STOCKHOLDERS'
                                           COMPENSATION       INCOME (LOSS)        DEFICIT)          EQUITY
                                           ------------       -------------      ------------     -------------
Balance at December 31, 1998 .........        (5,153)                --            (43,133)            17,065
Issuance of Series D and D-1
  preferred stock to investors .......            --                 --                 --             33,948
Conversion of preferred stock to
  common stock .......................            --                 --                 --                  2
Issuance of common stock, net of
  issuance costs of $1,885 ...........            --                 --                 --            389,453
Exercise of common stock warrants ....            --                 --                 --                 --
Exercise of stock options by
  employees, net of repurchases ......            --                 --                 --              6,870
Issuance of common stock and
  options in connection with the
  acquisition of intellectual
  property and other intangibles .....            --                 --                 --             16,960
Deferred stock compensation ..........        (1,114)                --                 --                 --
Amortization of deferred stock
  compensation .......................         3,266                 --                 --              3,266
Other comprehensive loss:
  Change in unrealized loss on
    available-for-sale securities ....            --               (815)                --               (815)
  Net loss ...........................            --                 --             (9,034)            (9,034)
                                                                                                    ---------
Comprehensive loss ...................            --                 --                 --             (9,849)
                                           ---------            -------           --------          ---------
Balance at December 31, 1999 .........        (3,001)              (815)           (52,167)           457,715
Issuance of common stock in
   connection with the Employee
   Stock Purchase Program ............            --                 --                 --              3,429
Issuance of common stock  in
  connection with the acquisition of
  Pacific Advantage Limited ..........            --                 --                 --              3,800
Charitable contribution ..............            --                 --                 --             10,000
Stock repurchase .....................            --                 --                 --           (130,000)
Issuance of common stock and
  options in connection with the
  acquisition of Micro Magic, Inc. ...      (121,712)                --                 --             97,492
Exercise of stock options by
  employees, net of repurchases ......            --                 --                 --             33,286
Amortization of deferred stock
  compensation .......................        12,900                 --                 --             12,900
Tax benefits from employee stock
   option plans ......................            --                 --                 --             81,686
Other comprehensive gain:
  Change in unrealized gain on
    available-for-sale securities, net
    of tax effect ....................            --             11,778                 --             11,778
  Net income .........................            --                 --            147,916            147,916
                                                                                                    ---------
Comprehensive income .................            --                 --                 --            159,694
                                           ---------            -------           --------          ---------
Balance at December 31, 2000 .........     $(111,813)           $10,963           $ 95,749          $ 730,002
                                           =========            =======           ========          =========
Issuance of common stock in
   connection with the Employee
   Stock Purchase Program ............            --                 --                 --              5,940
Exercise of stock options by
  employees, net of repurchases ......            --                 --                 --             52,557
Compensation charge in connection
   with the restructuring ............            --                 --                 --                761
Issuance of common stock  in
  connection with the acquisition of
  Pacific Broadband Communications ...       (25,332)                --                 --            114,996
Amortization of deferred stock
  compensation .......................        74,080                 --                 --             74,080
Tax benefits from employee stock
   option plans ......................            --                 --                 --             24,995
Other comprehensive gain (loss):
  Change in unrealized gain on
    available-for-sale securities, net
    of tax effect ....................            --              7,455                 --              7,455
  Net loss ...........................            --                 --            (13,417)           (13,417)
                                                                                                    ---------
Comprehensive loss ...................            --                 --                 --             (5,962)
                                           ---------            -------           --------          ---------
Balance at December 31, 2001 .........     $ (63,065)           $18,418           $ 82,332          $ 997,369
                                           =========            =======           ========          =========

                             See accompanying notes.

                             JUNIPER NETWORKS, INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                       Year Ended December 31,
                                                                                -------------------------------------
                                                                                    2001          2000         1999
                                                                                -----------   -----------   ---------
OPERATING ACTIVITIES:
Net income (loss) ............................................................  $   (13,417)  $   147,916   $  (9,034)
Adjustments to reconcile net income (loss) to net cash from operating activities:
  Depreciation ...............................................................       24,321        10,975       5,306
  Amortization of goodwill, purchased intangibles
    and deferred stock compensation ..........................................      123,357        23,820       4,933
  Amortization of debt related charges .......................................        3,811         3,206          --
  Tax benefit of employee stock option plans .................................       24,995        81,686          --
  Issuance of stock as a charitable contribution .............................           --        10,000          --
  In-process research and development charge .................................        4,200        10,000          --
  Restructuring costs ........................................................        4,465            --          --
  Write-down of minority equity investments ..................................       53,620         4,575          --
  Changes in operating assets and liabilities:
    Accounts receivable ......................................................       73,011      (152,585)    (15,894)
    Prepaid expenses and other current assets ................................       (1,108)      (19,344)     (7,892)
    Other long-term assets ...................................................        5,235       (11,761)       (398)
    Accounts payable and other current liabilities ...........................      (10,021)      103,214      16,593
    Accrued warranty .........................................................       (4,257)       25,753       8,957
    Accrued compensation and related liabilities .............................        2,330        16,273       4,257
    Deferred revenue .........................................................        2,217        15,355      13,631
    Other long-term liabilities ..............................................           --            --          --
                                                                                -----------   -----------   ---------
Net cash provided by operating activities ....................................      292,759       269,083      20,459
INVESTING ACTIVITIES:
Purchases of property and equipment, net .....................................     (241,129)      (34,999)    (10,020)
Purchases of available-for-sale investments ..................................   (1,592,317)   (1,437,406)   (324,437)
Maturities of available-for-sale investments .................................    1,531,507       718,714      38,506
Minority equity investments ..................................................       (8,205)     (100,496)     (8,000)
Acquisition of businesses, inclusive of intellectual
  property and other intangibles, net of cash acquired .......................        2,728       (39,974)     (1,456)
                                                                                -----------   -----------   ---------
Net cash used in investing activities ........................................     (307,416)     (894,161)   (305,407)
FINANCING ACTIVITIES:
Payments on lease obligations ................................................           --            --      (7,381)
Proceeds from issuance of convertible subordinated notes .....................           --     1,123,325          --
Proceeds from issuance of preferred stock ....................................           --            --      33,948
Proceeds from issuance of common stock .......................................       58,497        36,715     396,326
Repurchase of common stock ...................................................           --      (130,000)         --
                                                                                -----------   -----------   ---------
Net cash provided by financing activities ....................................       58,497     1,030,040     422,893
                                                                                -----------   -----------   ---------
Net increase in cash and cash equivalents ....................................       43,840       404,962     137,945
Cash and cash equivalents at beginning of period .............................      563,005       158,043      20,098
                                                                                -----------   -----------   ---------
Cash and cash equivalents at end of period ...................................  $   606,845   $   563,005   $ 158,043
                                                                                -----------   -----------   ---------

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for interest .......................................................  $    54,625   $    28,375   $     477
                                                                                ===========   ===========   =========

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING
  ACTIVITIES:

Deferred stock compensation ..................................................  $    25,332   $   121,712   $   1,114
                                                                                ===========   ===========   =========
Common stock issued in connection with acquisition of goodwill and intangibles  $   137,532   $   129,486   $  16,960
                                                                                ===========   ===========   =========

                             See accompanying notes.

                             JUNIPER NETWORKS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

      Juniper Networks, Inc. ("Juniper Networks" or the "Company") was incorporated in the state of California on February 2, 1996. Effective March 15, 1998, Juniper Networks was reincorporated in the state of Delaware. Juniper Networks was established for the purpose of providing Internet infrastructure solutions to Internet service providers and other telecommunication service providers. Juniper Networks develops a wide range of core backbone, edge, mobile and cable Internet routing platforms.

BASIS OF PRESENTATION

      The consolidated financial statements include the accounts of Juniper Networks and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated. Investments in which Juniper Networks intends to maintain more than a temporary 20% to 50% interest, or otherwise has the ability to exercise significant influence, are accounted for under the equity method. Investments in which the Company has less than 20% interest and/or do not have the ability to exercise significant influence are carried at the lower of cost or estimated realizable value.

USE OF ESTIMATES

      The preparation of the consolidated financial statements and related disclosures in conformity with accounting principles generally accepted in the United States requires management to establish accounting policies which contain estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. These policies include those that could impact revenue such as the revenue recognition policy; those that could impact gross margins such as valuation of exposures associated with the contract manufacturing operations and estimating future warranty costs; and those that could impact the balance sheet such as valuation of non-marketable equity securities. The Company has other equally important accounting policies and practices; however, once adopted these policies either generally do not require the Company to make significant estimates or assumptions or otherwise only require implementation of the adopted policy not a judgment as to policy itself. Despite the Company's intention to establish accurate estimates and assumptions, actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

      Juniper Networks considers all highly liquid investments with an original maturity of 90 days or less at the date of acquisition to be cash equivalents. Cash equivalents consist of money market funds, commercial paper, government securities, certificates of deposit, and corporate securities.

INVESTMENTS

      The Company's marketable securities are classified as available-for-sale as of the balance sheet dates and are reported at fair value, with unrealized gains and losses recorded in stockholders' equity. Realized gains or losses and declines in value determined to be other than temporary on available-for-sale securities are reported in other income or expense as incurred. In 2001, Juniper Networks wrote down an available-for-sale investment by $2.8 million as a result of a decline in value determined to be other than temporary. No write-downs were made in 2000 and 1999.

      Juniper Networks also has certain other minority equity investments in non-publicly traded companies. These investments are included in other assets on the balance sheet and are generally carried at cost as Juniper Networks owns less than 20% of the voting equity and does not have the ability to exercise significant influence over these companies. As of December 31, 2001 and 2000, $49.3 million and $88.9 million of these investments are included in other long-term assets with one investment making up a significant portion of the total. These investments are inherently high risk as the market for technologies or products manufactured by these companies are usually early stage at the time of the investment by Juniper Networks and such markets may never be significant. Juniper Networks could lose its entire investment in certain or all of these companies. Juniper Networks monitors these investments for impairment and makes appropriate reductions in carrying values when necessary. During 2001 and 2000, Juniper Networks wrote down these investments by $50.8 million and $4.6 million, respectively. No write-downs were recorded during 1999.

FAIR VALUE OF FINANCIAL INSTRUMENTS

      The carrying value of the Company's cash and cash equivalents, investments and accounts receivable approximates fair market value due to the relatively short period of time to maturity. The carrying amounts and fair value of the Company's convertible subordinated notes was $1.15 billion and $861 million, respectively, at December 31, 2001. The fair value of the convertible subordinated notes is based upon quoted market rates.

CONCENTRATIONS

      Financial instruments that subject Juniper Networks to concentrations of credit risk consist primarily of cash and cash equivalents, investments and trade accounts receivable. Juniper Networks maintains its cash and cash equivalents and investments in fixed income securities with high-quality institutions. Deposits held with banks may exceed the amount of insurance provided on such deposits. Generally, these deposits may be redeemed upon demand and therefore bear minimal risk. Part of the Company's investment portfolio includes minority equity investments in publicly traded companies, the values of which are subject to significant market price volatility. Generally, credit risk with respect to accounts receivable is diversified due to the number of entities comprising the Company's customer base and their dispersion across different geographic locations throughout the world. Juniper Networks performs ongoing credit evaluations of its customers and generally does not require collateral on accounts receivable. Juniper Networks maintains reserves for potential credit losses and historically, such losses have been within management's expectations.

      The Company's net revenues for 2001 and 2000 were derived from the sale of five product platforms, the M5, M10, M20, M40 and M160 Internet routers. Net revenues for 1999 were derived from the sale of one product, the M40. For 2001, three customers accounted for 14%, 13% and 11% of net revenues. For 2000, one customer accounted for 18% of net revenues. For 1999, two customers accounted for 32% and 26% of net revenues. For 2001, 2000 and 1999, international sales accounted for a total of 31%, 35% and 22%, respectively, of net revenues.

     Juniper Networks relies on sole suppliers for certain of its components such as ASICs and custom sheet metal. Additionally, Juniper Networks relies on two contract manufacturers for the production of all of its products. The inability of any supplier or manufacturer to fulfill supply requirements of Juniper Networks could negatively impact future operating results.

DERIVATIVES

      Juniper Networks adopted Statement of Financial Accounting Standard (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS
133) on January 1, 2001. SFAS 133, as amended, establishes accounting methods and related disclosures for derivative financial instruments and hedging activities related to those instruments, as well as other hedging activities. Because Juniper Networks currently does not hold any derivative instruments and does not currently engage in hedging activities, the adoption of SFAS 133, as amended, did not have an impact on its financial position or results of operations.

PROPERTY AND EQUIPMENT

      Property and equipment are recorded at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the lesser of the estimated useful life, generally three to five years, or the lease term of the respective assets. The land that was acquired in January 2001 for the future corporate campus is not being depreciated. Property and equipment consist of the following (in thousands):

                                        December 31,
                                   ---------------------
                                      2001        2000
                                   ---------   ---------
Computers and equipment .........  $  59,805   $  34,511
Purchased software ..............     14,629       9,688
Leasehold improvements ..........     27,370       9,010
Furniture and fixtures ..........      4,073       2,379
Land ............................    189,403          --
                                   ---------   ---------
Total ...........................    295,280      55,588
Less accumulated depreciation ...    (43,469)    (19,148)
                                   ---------   ---------
Property and equipment, net .....  $ 251,811   $  36,440
                                   =========   =========

GOODWILL AND PURCHASED INTANGIBLE ASSETS

      Goodwill and purchased intangible assets are carried at cost less accumulated amortization. For business combinations consummated before July 1, 2001, goodwill was amortized through December 31, 2001, using the straight-line method over an estimated useful life of three years. Goodwill is not amortized for business combinations consummated after June 30, 2001. Amortization of purchased intangibles is computed using the straight-line method over the expected useful life of two to three years. Goodwill and purchased intangible assets consist of the following (in thousands):

                                                        December 31,
                                                   ---------------------
                                                     2001        2000
                                                   ---------   ---------
Goodwill ........................................  $ 267,141   $ 139,786
Purchased intangible assets .....................     16,109       8,100
                                                   ---------   ---------
Total ...........................................    283,250     147,886
Less accumulated amortization ...................    (61,216)    (11,839)
                                                   ---------   ---------
Goodwill and purchased intangible assets, net ...  $ 222,034   $ 136,047
                                                   =========   =========

VALUATION OF LONG-LIVED ASSETS, CERTAIN IDENTIFIABLE INTANGIBLES AND GOODWILL

      In accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," Juniper Networks periodically evaluates the carrying value of long-lived assets, certain identifiable intangibles and goodwill for impairment, when events and circumstances indicate that the book value of an asset may not be recoverable. During 2001, in connection with the restructuring program, the Company took an impairment charge of $2.3 million in relation to certain acquired intangible assets (see Note 3). If, in the future, management determines the existence of impairment indicators, the Company would use undiscounted cash flows to initially determine whether impairment should be recognized. If necessary, the Company would perform a subsequent calculation to measure the amount of the impairment loss based on the excess of the carrying value over the fair value of the impaired assets. If quoted market prices for the assets are not available, the fair value would be calculated using the present value of estimated expected future cash flows. The cash flow calculations would be based on management's best estimates, using appropriate assumptions and projections at the time. Long-lived assets include intangible assets acquired in business combinations.

REVENUE RECOGNITION

      Juniper Networks generally recognizes product revenue when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectibility is reasonably assured, unless Juniper Networks has future obligations for such things as network interoperability or customer acceptance, in which case revenue and related costs are deferred until those obligations are met. Revenue from service obligations is deferred and recognized ratably over the period of the obligation. Amounts billed in excess of revenue recognized are included as deferred revenue and accounts receivable in the accompanying consolidated balance sheets. Juniper Networks accrues for sales returns and other allowances based on its best estimate of future returns and other allowances.

WARRANTY COSTS

      Juniper Networks accrues estimated costs for warranty obligations as revenue is recognized based on its best estimate of future warranty costs for delivered product. The Company estimates the costs to service its warranty obligations based on historical experience and expectation of future costs.

RESEARCH AND DEVELOPMENT

      Costs to develop the Company's products are expensed as incurred in accordance with SFAS No. 2, "Accounting for Research and Development Costs," which establishes accounting and reporting standards for research and development.

      Software development costs, which are required to be capitalized pursuant to SFAS No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed," have not been material to date.

      Juniper Networks follows SOP 98-1 "Accounting for Costs of Computer Software Developed or Obtained for Internal Use", which requires that all costs related to the development of internal use software be expensed as incurred, other than those incurred during the application development stage. Costs incurred during the application development stage were insignificant for all periods presented.

ADVERTISING

      Advertising costs are charged to sales and marketing expense as incurred and the totals have been insignificant to date. Marketing development obligations for customers are charged to sales and marketing expense in the period the related revenue is recognized and the totals have been insignificant to date.

STOCK-BASED COMPENSATION

      Juniper Networks accounts for its stock options and equity awards in accordance with the provisions of the Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and has elected to follow the "disclosure only" alternative prescribed by SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123").

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

RECENT ACCOUNTING PRONOUNCEMENTS

      In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, "Business Combinations", and No. 142, "Goodwill and Other Intangible Assets" (SFAS 141 and SFAS 142). SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS 141 also includes guidance on the initial recognition and measurement of goodwill and other intangible assets arising from business combinations completed after June 30, 2001. SFAS 142 prohibits the amortization of goodwill and intangible assets with indefinite useful lives. SFAS 142 requires that these assets be reviewed for impairment at least annually. Intangible assets with finite lives will continue to be amortized over their estimated useful lives. Additionally, SFAS 142 requires that goodwill included in the carrying value of equity method investments no longer be amortized.

      The Company will apply SFAS 142 beginning in the first quarter of 2002. Application of the nonamortization provisions of SFAS 142 is expected to result in an increase in net income of $46.9 million in 2002. The Company will test goodwill for impairment using the two-step process prescribed in SFAS 142. The first step is a screen for potential impairment, while the second step measures the amount of the impairment, if any. The Company expects to perform the first of the required impairment tests of goodwill as of January 1, 2002 in the first quarter of 2002. Any impairment charge resulting from these transitional impairment tests will be reflected as the cumulative effect of a change in accounting principle in the first quarter of 2002. The Company has not yet determined what the effect of these tests will be on the earnings and financial position of the Company.

      In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143, (SFAS 143), "Accounting for Asset Retirement Obligations," which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It also applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset, except for certain obligations of lessees. The Company is required to adopt FAS 143 in fiscal 2002 and does not believe that the adoption of FAS 143 will have a material effect on its financial position or results of operations.

      In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, (SFAS 144), "Accounting for the Impairment or Disposal of Long-Lived Assets," which addresses the financial accounting and reporting for the impairment of long-lived assets. This statement supersedes Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" and the accounting and reporting provisions for the disposal of a segment of a business of APB Opinion No. 30, "Reporting the Results of Operations -- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." The Company is required to adopt SFAS 144 in fiscal 2002 and has not yet determined what effect, if any, the adoption of FAS 144 will have on its financial position or results of operations.

2.  ACQUISITIONS

Pacific Broadband Communications

      On December 14, 2001, Juniper Networks acquired 100% of the outstanding stock of privately held Pacific Broadband Communications, ("Pacific Broadband"), a developer of standards-based next-generation cable modem termination systems
(CMTS) in which Juniper Networks previously held a minority interest. As a result of the acquisition, Juniper Networks expects to gain access into the cable market of the new public network, a new market to Juniper Networks. The acquisition was accounted for using the purchase method of accounting and accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair values on the acquisition date. Since December 14, 2001, Pacific Broadband's results of operations have been included in the Company's Consolidated Statements of Operations.

      The initial purchase price, including our prior investment of $4.0 million, was approximately $148.3 million consisting of an exchange of approximately 4,612,000 shares of the Company's common stock with a fair value of approximately $109.8 million, assumed stock options with a fair value of approximately $30.5 million, and other acquisition related expenses of approximately $4.0 million consisting of workforce reduction costs, excess facilities costs, filing fees, as well as payments for professional fees. The terms of the acquisition also included an earn-out provision, payable in shares of the Company's common stock, wherein the former stockholders and employee option holders of Pacific Broadband could receive additional consideration of up to $59.0 million, upon achieving certain product development milestones and revenue targets during 2002. The fair value of the common stock given was determined using the average market price of the Company's common stock over the period including two days before and after the terms of the acquisition were agreed to and announced. The fair value of the options given was determined using the Black-Scholes option model.

     The following table summarizes the estimated fair values of the assets acquired and the liabilities assumed at the date of acquisition (in thousands):

        Cash and cash equivalents ................................  $   2,729
        Other current assets .....................................      4,505
        Long-term assets .........................................      5,574
        Research and development assets ..........................      4,200
        Intangible assets subject to amortization (two year life):
             Core technology .....................................      8,900
             Supply agreement ....................................      1,276
        Goodwill .................................................    127,356
        Deferred stock compensation ..............................     25,332
                                                                    ---------
        Total assets acquired ....................................    179,872

        Current liabilities ......................................    (31,539)
                                                                    ---------
        Net assets acquired ......................................  $ 148,333
                                                                    =========

      The $4.2 million assigned to research and development assets was written off as in-process research and development at the date of acquisition in accordance with FASB Interpretation No. 4 "Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method". The applications from the in-process technology project have been integrated into Juniper Networks' products. The efforts required to complete the acquired in-process technology included the completion of all planning, designing and testing activities that were necessary to establish that the product can be produced to meet its design requirements, including functions, features and technical performance requirements. The value of the acquired in-process technology was computed using a discounted cash flow analysis rate of 30% on the anticipated income stream of the related product revenues. The discounted cash flow analysis was based on management's forecast of future revenues, cost of revenues, and operating expenses related to the products and technologies purchased from Pacific Broadband. The calculation of value was then adjusted to reflect only the value creation efforts of Pacific Broadband prior to the close of the acquisition. At the time of the acquisition, the product was approximately 75% complete. The majority of the costs to complete the project will be incurred in fiscal 2002 and are not expected to be material. The resultant value of in-process technology was further reduced by the estimated value of core technology.

      The fair value of the intangible assets was determined based upon a valuation using a combination of methods, including an income approach for the core technology and a cost approach for the supply agreements. The goodwill represents the excess of the purchase price paid over the fair value of net tangible and intangible assets acquired, none of which is expected to be deductible for tax purposes. In accordance with SFAS 141 and SFAS 142 goodwill was not and will not be amortized. The deferred compensation charge relates to the intrinsic value of unvested stock options and restricted stock assumed in the transaction. The deferred compensation is presented as a reduction of stockholders' equity and is being amortized over the vesting period of the applicable options or restricted stock using the graded vesting method.

Micro Magic Inc.

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

      The purchase price of approximately $259.3 million consisted of an exchange of approximately 828,000 shares of the Company's common stock with a fair value of approximately $125.7 million, assumed stock options with a fair value of approximately $93.5 million, approximately $40.0 million in cash, and other acquisition related expenses of approximately $150,000 consisting of payments for professional fees. Of the total purchase price, approximately $1.9 million was allocated to the net tangible assets acquired, approximately $121.7 million was recorded as deferred compensation, and the remainder was allocated to intangible assets, including in-process technology of $10.0 million, core technology of $7.3 million, assembled workforce of $900,000 and goodwill of approximately $117.5 million. The fair value of the common stock given was determined using the average market price of Juniper Networks' common shares over the period including two days before and after the terms of the acquisition were agreed to and announced. The basis of determining the fair value of the options given was the Black-Scholes method. The deferred compensation charge relates to the intrinsic value of unvested stock options and restricted stock assumed in the transaction. The applications from the in-process technology project have been integrated into Juniper Networks' products. The efforts required to complete the acquired in-process technology included the completion of all planning, designing and testing activities that were necessary to establish that the product can be produced to meet its design requirements, including functions, features and technical performance requirements.

      The value of the acquired in-process technology was computed using a discounted cash flow analysis rate of 19% on the anticipated income stream of the related product revenues. The discounted cash flow analysis was based on management's forecast of future revenues, cost of revenues, and operating expenses related to the products and technologies purchased from Micro Magic. The calculation of value was then adjusted to reflect only the value creation efforts of Micro Magic prior to the close of the acquisition. At the time of the acquisition, the product was approximately 88% complete and the project was completed in 2001. The resultant value of in-process technology was further reduced by the estimated value of core technology and was expensed in the period the transaction was consummated. The deferred compensation is presented as a reduction of stockholders' equity and is being amortized over the vesting period of the applicable options or restricted stock using the graded vesting method. The acquired intangible assets are being amortized over their estimated useful lives of three years. From the date of acquisition through the end of fiscal 2001, goodwill was amortized using the straight-line method over three years, resulting in an aggregate quarterly charge of $9.8 million during the amortization period. Beginning January 1, 2002, goodwill will no longer be amortized in accordance with SFAS 142. At December 31, 2001 and 2000, cumulative amortization of goodwill, other intangible assets and deferred compensation associated with this acquisition totaled $127.0 million and $14.6 million, respectively.

      The following unaudited pro forma summary presents the Company's consolidated results of operations for the year ended December 31, 2001 and 2000 as if the Pacific Broadband acquisition had been consummated at the beginning of each period, and also as if the Micro Magic acquisition had been consummated at the beginning of 2000. The pro forma consolidated results of operations include certain pro forma adjustments, including amortization of goodwill and other intangible assets, amortization of deferred compensation and the elimination of the charge for acquired in process research and development.

      Unaudited pro forma results for the years ended December 31, are as follows (in thousands, except per share amounts):

                                                   2001          2000
                                                 --------      --------
        Net revenues ..........................  $887,425      $667,400
        Net income (loss) .....................   (84,019)        6,332
        Basic net income (loss) per share .....  $  (0.26)     $   0.02
        Diluted net income (loss) per share ...  $  (0.26)     $   0.02


      The pro forma results are not necessarily indicative of those that would have actually occurred had the acquisitions taken place at the beginning of the periods presented.

3. RESTRUCTURING CHARGES

      On June 8, 2001, Juniper Networks announced a restructuring program in an effort to better align its business operations with the current market and service provider industry conditions. The restructuring program included a worldwide workforce reduction, consolidation of excess facilities and restructuring of certain business functions.

      The costs associated with the restructuring program totaled $12.3 million and were recorded during the three months ended June 30, 2001 as operating expenses.

      Worldwide Workforce Reduction. The restructuring program resulted in the reduction of approximately 100 employees across all business functions and geographic regions. Impacted employees were terminated in June 2001. In connection with the reduction in workforce, the Company recorded a charge of approximately $3.2 million relating primarily to severance and fringe benefits.

      Consolidation of Excess Facilities and Other Related Charges. The Company recorded a restructuring charge of $6.9 million relating to the consolidation of excess facilities and other related charges. The consolidation of excess facilities includes the closure of certain corporate facilities and sales offices in all regions that were deemed in excess and are being exited. The Company recorded a restructuring charge of approximately $4.7 million for excess facilities relating primarily to non-cancelable lease costs partially offset by estimated sub-lease income. Property and equipment that was disposed or removed from operations resulted in, a charge of $1.4 million and consisted primarily of leasehold improvements, computer equipment and furniture and fixtures. The Company also recorded other restructuring costs of approximately $775,000 relating primarily to payments to suppliers and vendors in connection with restructuring activities.

      Impairment of Purchased Intangible Assets. In connection with the restructuring program, the Company reevaluated certain operations and realigned resources in an effort to focus on core opportunities. As a result, the Company recorded a charge of $2.3 million related to the impairment of intangible assets acquired, measured as the amount by which the carrying amount exceeded the present value of the estimated future cash flows.

      A summary of the restructuring charges is outlined as follows (in thousands):

                                                                                    Remaining
                                                                                     Reserve
                                                                                      as of
                                                  Total     Non-Cash       Cash      December
                                                  Charge    Charges      Payments    31, 2001
                                                  -------    -------     -------     -------
Workforce reduction ..........................    $ 3,171    $  (761)    $(2,410)    $    --
Lease termination charges and other ..........      5,465         --        (777)      4,688
Impairment of property and equipment .........      1,437     (1,437)         --          --
Impairment of intangible assets ..............      2,267     (2,267)         --          --
                                                  -------    -------     -------     -------
Total ........................................    $12,340    $(4,465)    $(3,187)    $ 4,688
                                                  =======    =======     =======     =======

      Amounts related to the lease termination charges will be paid over the respective lease terms through fiscal 2009. The Company's estimated costs to exit these facilities are based on available commercial rates. The actual loss incurred in exiting these facilities could be different from the Company's estimates.

4. CASH EQUIVALENTS, SHORT-TERM AND LONG-TERM INVESTMENTS

      Cash equivalents, short-term and long-term investments consist of the following (in thousands):

                                                                      December 31, 2000
                                                 ----------------------------------------------------------
                                                                  Gross           Gross
                                                  Amortized     Unrealized      Unrealized      Estimated
                                                     Cost         Gains           Losses        Fair Value
                                                 -----------    -----------     -----------     -----------
Money market funds ..........................    $   302,511    $        --     $        --     $   302,511
Commercial paper ............................         36,006             --              --          36,006
Certificates of deposit .....................             53             --              --              53
Government securities .......................        390,198          2,727            (416)        392,509
Corporate debt securities ...................        751,032         12,504            (340)        763,196
Asset-backed securities .....................         68,914            368             (89)         69,193
Equity securities ...........................          9,172          3,791            (128)         12,835
                                                 -----------    -----------     -----------     -----------
                                                 $ 1,557,886    $    19,390     $      (973)    $ 1,576,303
                                                 ===========    ===========     ===========     ===========
Included in cash and cash equivalents .......    $   484,414    $       970     $      (109)    $   485,275
Included in short-term investments ..........        378,395          4,416             (15)        382,796
Included in long-term investments ...........        695,077         14,004            (849)        708,232
                                                 -----------    -----------     -----------     -----------
                                                 $ 1,557,886    $    19,390     $      (973)    $ 1,576,303
                                                 ===========    ===========     ===========     ===========
Due within one year .........................    $   862,810    $     5,385     $      (124)    $   868,071
Due between one year and two years ..........        431,821         11,181            (244)        442,758
Due between two years and three years .......        263,255          2,824            (605)        265,474
                                                 -----------    -----------     -----------     -----------
                                                 $ 1,557,886    $    19,390     $      (973)    $ 1,576,303
                                                 ===========    ===========     ===========     ===========


                                                                        December 31, 2000
                                                 ----------------------------------------------------------
                                                                    Gross         Gross
                                                  Amortized       Unrealized    Unrealized      Estimated
                                                     Cost           Gains         Losses        Fair Value
                                                 -----------    -----------     ---------       -----------
Money market funds ..........................    $   281,380    $        --     $        --     $   281,380
Commercial paper ............................        200,722             --              --         200,722
Certificates of deposit .....................         19,281             --              --          19,281
Government securities .......................        292,144          2,085              (9)        294,220
Corporate debt securities ...................        631,946          4,898            (303)        636,541
Asset-backed securities .....................         63,807            148              --          63,955
Equity securities ...........................         10,000         10,863              --          20,863
                                                 -----------    -----------     -----------     -----------
                                                 $ 1,499,280    $    17,994     $      (312)    $ 1,516,962
                                                 ===========    ===========     ===========     ===========
Included in cash and cash equivalents .......    $   484,637    $        19     $        --     $   484,656
Included in short-term investments ..........        579,520          2,464            (246)        581,738
Included in long-term investments ...........        435,123         15,511             (66)        450,568
                                                 -----------    -----------     -----------     -----------
                                                 $ 1,499,280    $    17,994     $      (312)    $ 1,516,962
                                                 ===========    ===========     ===========     ===========
Due within one year .........................    $ 1,064,157    $     2,483     $      (246)    $ 1,066,394
Due between one year and two years ..........        337,662         13,915             (62)        351,515
Due between two years and three years .......         97,461          1,596              (4)         99,053
                                                 -----------    -----------     -----------     -----------
                                                 $ 1,499,280    $    17,994     $      (312)    $ 1,516,962
                                                 ===========    ===========     ===========     ===========

      The Company recognized realized gains from the sale of available-for-sale securities of $5.5 million and $1.5 million for 2001 and 2000, respectively.

5. COMMITMENTS AND CONTINGENCIES

      Juniper Networks leases its facilities under operating leases that expire in at various times, the longest of which expires in 2014. Rental expense for 2001, 2000 and 1999, was approximately $15.0 million, $5.1 million and $1.8 million, respectively.

      Future minimum payments under the noncancellable operating leases consist of the following (in thousands):

                                               December 31,
                                                   2001
                                               ------------
        2002 ...............................    $ 17,989
        2003 ...............................      19,229
        2004 ...............................      18,310
        2005 ...............................      18,439
        2006 ...............................      18,371
        Thereafter .........................     118,995
                                                --------
             Total minimum lease payments ..    $211,333
                                                ========

Legal Proceedings

     The Company is subject to legal claims and litigation arising in the ordinary course of business. While the outcome of these matters is currently not determinable, management, after consultation with legal counsel, does not expect that the ultimate costs to resolve these matters will have a material adverse effect on the Company's consolidated financial position, results of operations, or cash flows.

     In December 2001, a class action complaint was filed in the United States District Court for the Southern District of New York against the Goldman Sachs Group, Inc., Credit Suisse First Boston Corporation, Fleetboston Robertson Stephens, Inc., Royal Bank of Canada (Dain Rauscher Wessels), SG Cowen Securities Corporation, UBS Warburg LLC (Warburg Dillon Read LLC), Chase (Hambrecht & Quist LLC), J.P. Morgan Chase & Co., Lehman Brothers, Inc., Salomon Smith Barney, Inc., Merrill Lynch, Pierce, Fenner & Smith, Incorporated, the Company and certain of the Company's officers. This action was brought on behalf of purchasers of the Company's common stock in the Company's initial public offering in June 1999 and its secondary offering in September 1999. Specifically, among other things, this complaint alleged that the prospectus pursuant to which shares of common stock were sold in the Company's initial public offering and its subsequent secondary offering contained certain false and misleading statements or omissions regarding the practices of the Company's underwriters with respect to their allocation of shares of common stock in these offerings and their receipt of commissions from customers related to such allocations. The Company believes the claim is without merit and intends to defend the action vigorously.

6.  LONG-TERM DEBT

     In March 2000, Juniper Networks received $1.12 billion of net proceeds from an offering of $1.15 billion aggregate principal amount 4.75% Convertible Subordinated Notes (convertible notes) due March 15, 2007. Interest on the convertible notes accrues at 4.75% per year and is payable on March 15 and September 15 each year in cash. The convertible notes are subordinate in right of payment to all senior debt. The convertible notes are convertible into shares of Juniper Networks common stock at any time prior to maturity or their prior redemption or repurchase by Juniper Networks. The conversion rate is 6.0992 shares per each $1,000 principal amount of convertible notes, subject to adjustment in certain circumstances. On or after the third business day after March 15, 2003, Juniper Networks has the option to redeem the convertible notes at the following redemption prices (expressed as percentages of principle amount):

                                                                                 Redemption
Period                                                                              Price
------                                                                           ----------
Beginning on the third business day after March 15, 2003 and
  ending on March 14, 2004...........................................             102.714%
Beginning on March 15, 2004 and ending on March 14, 2005.............             102.036
Beginning on March 15, 2005 and ending on March 14, 2006.............             101.357
Beginning on March 15, 2006 and ending on March 14, 2007.............             100.679

7.  STOCKHOLDERS' EQUITY

STOCK OPTION EXCHANGE PROGRAM

     On October 25, 2001, the Company announced a voluntary stock option exchange program for its employees. Under the program, Juniper Networks employees were given the opportunity, if they chose, to cancel certain outstanding stock options previously granted to them with an exercise price equal to or greater than $10.00 in exchange for an equal number of replacement options to be granted at a future date, at least six months and one day from the cancellation date, which was November 26, 2001. Options granted to certain employees in two 50% increments in April 2001 and July 2001 were not eligible for exchange and, if an employee who received such grants elected to participate in the exchange program, those options were cancelled in their entirety as a condition to exchanging eligible options for replacement options. In addition, those employees electing to participate in the exchange program were required to exchange all options granted to such employees during the six-month period prior to the cancellation date (except for those options grants cancelled as described above). Under the exchange program, options for 23,827,037 shares of the Company's common stock were tendered and canceled, of which 21,054,076 were eligible for replacement option grants. Each participant employee will receive, for each eligible option included in the exchange, a one-for-one replacement option. The exercise price of each replacement option will be the fair market value of the Company's common stock on date of grant. The replacement options will have terms and conditions that are substantially the same as those of the canceled options. The exchange program is not expected to result in any additional compensation charges or variable plan accounting.

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

STOCK OPTION PLANS

Amended and Restated 1996 Stock Option Plan

     The Company's Amended and Restated 1996 Stock Option Plan (the "1996 Plan") provides for the granting of incentive stock options to employees and nonstatutory stock options to employees, directors and consultants. Incentive stock options are granted at an exercise price of not less than the fair value per share of the common stock on the date of grant. Nonstatutory stock options may be granted at an exercise price of not less than 85% of the fair value per share on the date of grant; however, no nonstatutory stock options have been granted for less than fair market value on the date of grant. Vesting and exercise provisions are determined by the Board of Directors. Options granted under the 1996 Plan generally become exercisable over a four-year period beginning on the date of grant. Options granted under the 1996 Plan have a maximum term of ten years. Options granted to consultants are in consideration for the fair value of services previously rendered, are not contingent upon future events and are expensed in the period of grant. Juniper Networks has authorized 146,623,039 shares of common stock for issuance under the 1996 Plan. At December 31, 2001, 43,147,185 shares were available for future option grants or stock sales under the 1996 Plan.

     The 1996 Plan also provides for the sale of shares of common stock to employees and consultants at the fair value per share of the common stock. Shares issued to consultants are for the fair value of services previously rendered and are not contingent upon future events. Shares sold to employees are made pursuant to restricted stock purchase agreements containing provisions established by the Board of Directors. These provisions give Juniper Networks the right to repurchase the shares at the original sales price upon termination of the employee. This right expires at a rate determined by the Board of Directors, generally at the rate of 25% after one year and 2.0833% per month thereafter. No shares were issued under the 1996 Plan in 2001 and 2000. At December 31, 2001 and 2000, 475,520 shares and 3,840,162 shares were subject to repurchase rights under the 1996 Plan. At December 31, 2001 and 2000, 3,853,574 and 3,660,605 shares, respectively, had been repurchased under the 1996 Plan in connection with employee terminations.

2000 Nonstatutory Stock Option Plan

      In July 2000, the Board of Directors adopted the Juniper Networks 2000 Nonstatutory Stock Option Plan (the "2000 Plan"). The 2000 Plan provides for the granting of nonstatutory stock options to employees, directors and consultants. Nonstatutory stock options may be granted at an exercise price of not less than 85% of the fair value per share on the date of grant; however, no nonstatutory stock options have been granted for less than fair market value on the date of grant. Vesting and exercise provisions are determined by the Board of Directors. Options granted under the 2000 Plan generally become exercisable over a four-year period beginning on the date of grant. Options granted under the 2000 Plan have a maximum term of ten years. Options granted to consultants are in consideration for the fair value of services previously rendered, are not contingent upon future events and are expensed in the period of grant. As of December 31, 2001, Juniper Networks had authorized 27,904,261 shares of common stock for issuance under the 2000 Plan. At December 31, 2001, 22,004,181 shares were available for future option grants under the 2000 Plan.

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

Pacific Broadband Communications, Inc. 2000 Stock Incentive Plan and 2000
Subplan

     In connection with the acquisition of Pacific Broadband Communications, Inc. ("PBC") in December 2001, the Company assumed all outstanding options under the PBC 2000 Stock Incentive Plan and 2000 Subplan (collectively, the "PBC Plans"). Options under the PBC Plans generally become exercisable over a four-year period beginning on the date of grant and have a maximum term of 10 years. Juniper Networks has authorized an aggregate of 1,443,374 shares of common stock for issuance under the PBC Plans. No shares are available for future option grants under the PBC Plans.

     Option activity under all Plans is summarized as follows:


                                                   Outstanding Options
                                              ---------------------------------
                                                Number         Weighted-Average
                                              of Shares         Exercise Price
                                              ---------        ----------------
Balance at December 31, 1998 ......           21,641,249           $ 0.28
Options granted ...................           33,674,012           $16.88
Options exercised .................           (9,870,180)          $ 0.57
Options canceled ..................             (952,930)          $ 3.89
Balance at December 31, 1999 ......           44,492,151           $12.56
Options granted and assumed .......           17,875,906           $89.05
Options exercised .................           (7,139,401)          $ 4.98
Options canceled ..................           (2,347,672)          $20.41
Balance at December 31, 2000 ......           52,880,984           $39.96
Options granted and assumed .......           15,060,163           $33.22
Options exercised .................           (6,487,771)          $ 8.14
Options canceled ..................          (28,967,818)          $69.25
Balance at December 31, 2001 ......           32,485,558           $16.97

     The following schedule summarizes information about stock options outstanding under all Plans as of December 31, 2001:



                                                      Options Outstanding
                                                        Weighted-Average                               Options Exercisable
                                     ----------------------------------------------------      ----------------------------------
               Range of                Number            Remaining       Weighted-Average        Number          Weighted-Average
            Exercise Prices          Outstanding      Contractual Life    Exercise Price       Exercisable        Exercise Price
            ---------------          -----------      ----------------    --------------       -----------        --------------
      $   0.02  --  $   0.82          6,878,253            6.56              $    0.32           4,903,611           $    0.28
      $   1.47  --  $   3.50          7,835,866            7.34              $    2.81           3,605,190           $    2.67
      $   4.67  --  $  29.19          7,756,094            9.02              $   17.81           1,197,859           $   14.38
      $  30.00  --  $  30.34            379,200            7.74              $   30.29             194,299           $   30.30
      $  30.35  --  $ 183.06          9,636,145            7.93              $   39.18           4,616,701           $   37.01
      $   0.02  --  $ 183.06         32,485,558            7.75              $   16.97         14,517,660            $   14.12

     As of December 31, 2000, 8,932,772 options were exercisable at an average exercise price of $10.85 and as of December 31, 1999, 3,133,192 options were exercisable at an average exercise price of $0.52.

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

     As of December 31, 2001, a total of 805,267 shares had been issued under the Purchase Plan at an average price of $11.64 per share, and 8,194,733 shares remained available for future issuance under the Purchase Plan.

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

     The fair value of each option granted through December 31, 2001 was estimated on the date of grant using the minimum value (before the Company went public) or the Black-Scholes method. The fair value of the Company's stock-based awards was estimated using the following weighted-average assumptions:

                                                    Year Ended December 31,
                                        -------------------------------------------------
Employee Stock Options:                    2001               2000                1999
-----------------------                 ----------         -----------         ----------
Dividend yield .............                 --                 --                 --
Volatility factor ..........                117%               110%                80%
Risk-free interest rate ....               4.06%              5.31%              5.49%
Expected life ..............             3.0 years          3.0 years          3.0 years

                                                    Year Ended December 31,
                                        -------------------------------------------------
Purchase Plan:                              2001               2000                1999
-----------------------                 ----------         -----------         ----------
Dividend yield .............                 --                  --                 n/a
Volatility factor ..........                117%                110%                n/a
Risk-free interest rate ....               3.72%               6.32%                n/a
Expected life ..............             1.0 years           1.0 years              n/a


The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. The Black-Scholes model requires the input of highly subjective assumptions including the expected stock price volatility. Because the Company's stock-based awards have characteristics significantly different from those in traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock-based awards. The weighted average estimated fair value of employee stock options granted during 2001, 2000 and 1999 was $24.42, $56.17 and $8.99 per share, respectively. The weighted average estimated fair value of shares granted under the Purchase Plan during 2001 and 2000 was $56.30 and $3.71, respectively.

     For purposes of pro forma disclosures, the estimated fair value of options is amortized to pro forma expense over the options' vesting period. Pro forma information follows (in thousands, except per share amounts):

                                                                  Year Ended December 31,
                                                   -------------------------------------------------------
                                                       2001                 2000                  1999
                                                   -----------           -----------           -----------
Net income (loss):
  As reported ...........................          $   (13,417)          $   147,916           $    (9,034)
  Pro forma .............................             (182,897)             (170,670)              (43,488)
Basic net income (loss) per share:
  As reported ...........................                (0.04)                 0.49                 (0.05)
  Pro forma .............................                (0.57)                (0.56)                (0.23)
Diluted net income (loss) per share:
  As reported ...........................                (0.04)                 0.43                 (0.05)
  Pro forma .............................          $     (0.57)          $     (0.56)          $     (0.23)

COMMON STOCK RESERVED FOR FUTURE ISSUANCE

     At December 31, 2001, Juniper Networks had reserved an aggregate of 112,845,737 shares of common stock for future issuance under all its Stock Option Plans, the 1999 Employee Stock Purchase Plan and for future issuance upon conversion of convertible subordinated notes.

8.  401(k) PLAN

     Juniper Networks maintains a savings and retirement plan qualified under
Section 401(k) of the Internal Revenue Code of 1986, as amended. All employees are eligible to participate on their first day of employment with Juniper Networks. Under the plan, employees may contribute up to 20% of their pretax salaries per year but not more than the statutory limits. Beginning January 1, 2001 Juniper Networks began matching employee contributions. The matching formula is $0.50 on the dollar up to 6% of eligible pay (up to a maximum of $2,000). All matching contributions vest immediately. The Company's matching contributions to the plan totaled $1.4 million in 2001, none in 2000 or 1999.

9.  JOINT VENTURE

     During the quarter ended June 30, 2001, Juniper Networks and Ericsson AB, through their respective subsidiaries, entered into a joint venture agreement to develop and market products for the wireless mobile Internet infrastructure market, and Juniper Networks began recording its 40% share of the joint venture's loss. During 2001, the Company's share of the joint venture's loss totaled approximately $4.1 million, and is recorded as a single line item in the other income section of the income statement. To date, Juniper Networks has funded the joint venture in the amount of $4.9 million. In addition to this joint venture, Ericsson is also a significant reseller of Juniper Networks representing greater than 10% of our revenues for 2001.

10.  INCOME TAXES

     Significant components of the provision (benefit) for income taxes attributable to operations are as follows for the year ended December 31, (in thousands):

                                                                   2001             2000             1999
                                                                 -------          -------          -------
Federal - Current .....................................          $ 1,181          $    --          $   700
State - Current .......................................            1,086                2              800

Foreign - Current .....................................            2,681              768              925

Income tax benefits attributable to employee stock
plan activity allocated to shareholders' equity                   25,006           81,686               --
                                                                 -------          -------          -------
Total  provision for income taxes .....................          $29,954          $82,456          $ 2,425
                                                                 =======          =======          =======

     Pretax income/(loss) from foreign operations was $13.8 million, ($27.6) million, and ($10.6) million for fiscal years 2001, 2000, and 1999, respectively.

     Deferred income taxes reflect the net tax effects of tax carryforward items and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows at December 31 (in thousands):

                                                                            2001               2000
                                                                         ---------           ---------
Deferred tax assets:
     Net operating loss carryforwards .........................          $  61,000           $  92,000
     Research and other credit carryforwards ..................             41,013               6,549
     Deferred revenue .........................................              2,217              17,655
     Property and equipment basis differences .................             14,356
     Reserves and accruals not currently deductible ...........             69,958              33,594
     Other temporary differences ..............................              3,181               2,802
                                                                         ---------           ---------
Total deferred tax assets .....................................            191,725             152,600
Valuation allowance ...........................................           (171,835)           (118,994)
                                                                         ---------           ---------
Net deferred tax asset ........................................             19,890              33,606
Deferred tax liability -- deferred compensation and other                  (19,890)            (33,606)
                                                                         ---------           ---------
Net deferred tax assets .......................................          $      --           $      --
                                                                         =========           =========

     Unused net operating loss and research and development tax credit carryforwards will expire at various dates beginning in the years 2008 and 2012, respectively. The Company has provided a valuation allowance on its net deferred tax assets because of uncertainty regarding its realizability due to tax losses caused by employee stock option exercises. The net valuation allowance increased by $52.8 million in 2001, and by $87.9 million and $13.1 million in 2000 and 1999, respectively. At December 31, 2001, substantially all of the valuation allowance shown above relates to the tax benefits of stock option deductions that will be credited to equity when realized.

     The provision for income taxes differs from the provision calculated by applying the federal statutory tax rate to income (loss) before taxes because of the following (in thousands):

                                                                            2001               2000               1999
                                                                         --------           --------           --------
Expected provision (benefit) at 35% ...........................          $  5,788           $ 80,630           $ (2,313)
Federal alternative minimum tax ...............................                --                 --                700
State taxes, net of federal benefit ...........................             1,531              9,000                800
Foreign income at different tax rates .........................            (3,034)                --                925
Nondeductible goodwill and in-process R&D .....................            17,612              7,700                 --
(Benefited) / unbenefited operating and investment losses .....            16,557            (10,612)             2,313
Research and development credits ..............................            (8,756)            (4,000)                --
Other .........................................................               256               (262)                --
                                                                         --------           --------           --------
Total .........................................................          $ 29,954           $ 82,456           $  2,425
                                                                         ========           ========           ========

11.  SEGMENT INFORMATION

     Juniper Networks operates in one segment, the development, marketing and technical support of Internet infrastructure equipment. Juniper Networks markets its products in the United States and in foreign countries through its sales personnel and its subsidiaries. The Company's management evaluates resource allocation decisions and operational performance based upon revenue by the geographic regions of the segment and does not receive discrete financial information about asset allocation and expense allocation on a disaggregated basis. There are no significant long-lived assets held outside the United States.

    Information regarding geographic areas for the years ended December 31 is as follows (in thousands):

                                    2001              2000              1999
                                  --------          --------          --------
Revenues:
     United States .....          $607,610          $437,720          $ 79,904
     International .....           279,412           235,781            22,702
                                  --------          --------          --------
           Total .......          $887,022          $673,501          $102,606
                                  ========          ========          ========

     Revenues are attributed to regions based on the location of the customers.

12.   NET INCOME (LOSS) PER SHARE

     The following table presents the calculation of basic and diluted net income (loss) per share (in thousands, except per share amounts):

                                                                              Year Ended December 31,
                                                                  -------------------------------------------------
                                                                     2001                2000                1999
                                                                  ---------           ---------           ---------
Net income (loss) ......................................          $ (13,417)          $ 147,916           $  (9,034)
                                                                  ---------           ---------           ---------
Basic and diluted:
  Weighted-average shares of common stock
     outstanding .......................................            321,625             315,252             219,304
  Less: weighted-average shares subject to
     repurchase ........................................             (2,247)            (10,871)            (29,982)
                                                                  ---------           ---------           ---------
  Weighted-average shares used in computing basic
     net income (loss) per share .......................            319,378             304,381             189,322
                                                                  ---------           ---------           ---------
   Effect of dilutive securities:
      Shares subject to repurchase .....................                 --              10,871                  --
      Employee stock options ...........................                 --              32,606                  --
                                                                  ---------           ---------           ---------
  Weighted-average shares used in computing diluted
     net income (loss) per share .......................            319,378             347,858             189,322
                                                                  ---------           ---------           ---------
  Basic net income (loss) per share ....................          $   (0.04)          $    0.49           $   (0.05)
                                                                  =========           =========           =========
  Diluted net income (loss) per share ..................          $   (0.04)          $    0.43           $   (0.05)
                                                                  =========           =========           =========

     For 2001, Juniper Networks has excluded 16,570,000 common stock equivalents consisting of outstanding stock options and shares subject to repurchase from the calculation of diluted loss per share because all such securities are antidilutive in that period due to the net loss. For 1999, Juniper Networks has excluded 136,552,000 common stock equivalents consisting of convertible preferred stock, warrants for convertible preferred stock, outstanding stock options and shares subject to repurchase from the calculation of diluted loss per share because all such securities are antidilutive in that period due to the net loss. For 2001 and 2000, the convertible subordinate notes were also excluded from the calculation of diluted loss per share because of the effect of the assumed conversion of the notes is antidilutive.

13.   SUBSEQUENT EVENTS

     Beginning on February 13, 2002, a number of purported shareholder class action lawsuits were filed in the United States District Court for the Northern District of California against the Company and certain of its officers and former officers. The lawsuits are essentially identical and purport to bring suit on behalf of those who purchased the Company's publicly traded securities between April 12, 2001 and June 7, 2001. The plaintiffs allege that the defendants made false and misleading statements, assert claims for violations of the federal securities laws and seek unspecified compensatory damages and other relief. The Company believes the claims are without merit and intends to defend the actions vigorously.

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Juniper Networks, Inc.

     We have audited the accompanying consolidated balance sheets of Juniper Networks, Inc. as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Juniper Networks, Inc. at December 31, 2001 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

                                         /s/ Ernst & Young LLP

Palo Alto, California
January 14, 2002,
Except for Note 13, as to which the date is February 13, 2002

                             JUNIPER NETWORKS, INC.

                               SUPPLEMENTARY DATA

                         QUARTERLY RESULTS OF OPERATIONS
                                   (UNAUDITED)

                                                                                       QUARTER ENDED
                                                            -------------------------------------------------------------------
                                                            DECEMBER 31,     SEPTEMBER 30,          JUNE 30,         MARCH 31,
                                                               2001              2001                 2001             2001
                                                            ----------       -----------         -----------       -----------
                                                                          (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Net revenues..............................................  $  151,033       $   201,703         $   202,181       $   332,105
Cost of revenues..........................................      58,783           119,767(1)           80,480           113,741
                                                            ----------       -----------         -----------       -----------
  Gross profit............................................      92,250            81,936             121,701           218,364
Operating expenses:
  Research and development................................      32,565            37,897              42,077            42,991
  Sales and marketing.....................................      29,531            33,591              35,963            41,322
  General and administrative..............................       8,462             9,185               9,439            10,468
  Amortization of goodwill, purchased
     intangibles and deferred stock
     compensation.........................................      27,691            27,966              31,117            36,583
  In-process research and development.....................       4,200                --                  --                --
  Restructuring charge....................................          --                --              12,340                --
                                                            ----------       -----------         -----------       -----------
          Total operating expenses........................     102,449           108,639             130,936           131,364
                                                            ----------       -----------         -----------       -----------
Operating income (loss)...................................     (10,199)          (26,703)             (9,235)           87,000
Other income and expense, net and provision for income
  taxes...................................................       5,073            (3,023)            (27,896)          (28,434)
                                                            ----------       -----------         -----------       -----------
Net income (loss).........................................  $   (5,126)      $   (29,726)        $   (37,131)      $    58,566
                                                            ==========       ===========         ===========       ===========
Basic net income (loss) per share.........................  $    (0.02)      $     (0.09)        $     (0.12)      $      0.19
                                                            ==========       ===========         ===========       ===========
Diluted net income (loss) per share.......................  $    (0.02)      $     (0.09)        $     (0.12)      $      0.17
                                                            ==========       ===========         ===========       ===========

(1) The cost of revenues for the quarter ended September 30, 2001 includes a $39.9 million contract manufacturer charge


                                                                                      Quarter Ended
                                                              ----------------------------------------------------------------
                                                              December 31,   September 30,          June 30,           March 31,
                                                                 2000            2000                 2000               2000
                                                              ----------     -----------         -----------       -----------
                                                                            (in thousands, except per share amounts)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Net revenues................................................. $  295,386     $   201,201         $   113,028       $    63,886
Cost of revenues.............................................    101,410          70,291              40,752            25,101
                                                              ----------     -----------         -----------       -----------
  Gross profit...............................................    193,976         130,910              72,276            38,785
Operating expenses:
  Research and development...................................     30,243          23,600              18,000            15,990
  Sales and marketing........................................     36,892          23,385              17,247            11,505
  General and administrative.................................      8,545           5,446               4,171             3,014
  Amortization of goodwill, purchased
     intangibles and deferred stock
     compensation............................................     16,842           2,272               2,315             2,391
  In-process research and development........................     10,000              --                  --                --
  Charitable contribution....................................         --              --              10,000                --
                                                              ----------     -----------         -----------       -----------
          Total operating expenses...........................    102,522          54,703              51,733            32,900
                                                              ----------     -----------         -----------       -----------
Operating income.............................................     91,454          76,207              20,543             5,885
Other income and expense, net and provision for income
  taxes......................................................    (29,297)        (18,136)               (926)            2,186
                                                              ----------     -----------         -----------       -----------
Net income................................................... $   62,157     $    58,071         $    19,617       $     8,071
                                                              ==========     ===========         ===========       ===========

Basic net income per share................................... $     0.20     $      0.19          $     0.06       $      0.03
                                                              ==========     ===========         ===========       ===========
Diluted net income per share................................. $     0.18     $      0.17          $     0.06       $      0.02
                                                              ==========     ===========         ===========       ===========